Exhibit 10.1

Execution Version

SHARE PURCHASE AGREEMENT

by and among

HIBERNIA NGS LIMITED,

COLUMBIA VENTURES CORPORATION,

MUROSA DEVELOPMENT S.A.R.L.,

and

GTT COMMUNICATIONS, INC.

Dated as of November 8, 2016

i

(continued)

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(continued)

v

SHARE PURCHASE AGREEMENT

SHARE PURCHASE AGREEMENT dated as of November 8, 2016, by and among GTT Communications, Inc., a Delaware corporation (the “Purchaser”), Murosa Development S.A.R.L., a company organized under the laws of Luxembourg (“Murosa”), Columbia Ventures Corporation, a Washington corporation (“CVC,” and together with Murosa, the “Sellers”), Hibernia NGS Limited, a private company limited by shares formed under the laws of the Republic of Ireland (the “Company”) and Murosa (the “Seller Representative”).  Capitalized terms used in this Agreement are defined in Article IX.

R E C I T A L S:

A.                                    The Sellers collectively are the legal and beneficial owners of all of the issued share capital in the Company (the “Shares”).

B.                                    The Purchaser desires to purchase from the Sellers, and Sellers desire to sell to the Purchaser, all of the Shares (the “Share Purchase”), on the terms and conditions set forth in this Agreement.

A G R E E M E N T:

NOW, THEREFORE, in consideration of the mutual covenants and agreements of the parties set forth in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I
PURCHASE AND SALE OF THE SHARES

Section 1.1                                    The Share Purchase.  Subject to the terms and conditions set forth in this Agreement, at the Closing, the Purchaser shall purchase from each Seller, and each Seller will sell to the Purchaser, the Shares set forth across from the name of such Seller on Schedule 1.1, free and clear of any and all Liens.

Section 1.2                                    Purchase Price.  The aggregate purchase price paid by the Purchaser shall be (i) Five Hundred and Fifteen Million Dollars ($515,000,000), plus (ii) Three Million Three Hundred Twenty-Nine Thousand Eight Hundred and Seventy-Two (3,329,872) shares of the common stock, par value $0.0001 per share, of the Purchaser (the “Purchaser Stock”), plus (iii) the amount of Closing Cash, plus (iv) the amount (if any) by which Closing Working Capital exceeds $3,400,000, minus (v) the amount (if any) by which $1,400,000 exceeds Closing Working Capital, minus (vi) the amount, if any, of the Closing Date Indebtedness that is not Funded Debt, plus (vii) the amount of the Sellers’ Pre-paid Allocation (if any) and minus (viii) the amount of the Purchaser’s Pre-paid Allocation (if any), subject to the net adjustment, if any, required by Section 1.7 (the “Purchase Price”).

Section 1.3                                    Payment of the Purchase Price.

(a)                                 Subject to the terms and conditions set forth in this Agreement, at the Closing the Purchaser shall make the following payments of the Estimated Purchase Price (other than the portion attributable to the Purchaser Stock), by wire transfer of immediately available funds, in the amounts and to the Persons set forth in the Estimated Closing Statement, as follows:

(i)                                     to the Escrow Agent, $2,000,000 (the “Working Capital Escrow Fund”) which funds shall be held in an account (the “Escrow Account”) by the Escrow Agent for release in accordance with the terms of this Agreement and the Escrow Agreement;

(ii)                                  to the Escrow Agent, $15,000,000 (the “Indemnification Escrow Deposit”) which funds shall be held in the Escrow Account by the Escrow Agent for release in accordance with the terms of the Escrow Agreement;

(iii)                               to each holder of Funded Debt outstanding on the Closing Date, an amount sufficient to pay in full the Funded Debt owed to each such holder in accordance with the Payoff Letters;

(iv)                              to each Person identified in the Estimated Closing Statement, any Transaction Expenses owed to such Persons and remaining unpaid as of the Closing Date (other than any payments to be made pursuant to Section 1.3(a)(v));

(v)                                 to the Company, for payment through payroll to each individual entitled to a payment with respect to the SARs Plan, the aggregate amount of such payments and the amount of any applicable Transaction Payroll Taxes required to be paid by the Company as a result of such payments (collectively, the “SARs Payment Amount”);

(vi)                              to Seller Representative, $1,000,000 (the “Cash Reserve”),  which reserve shall be held and disbursed for post-Closing expenses and costs, including Representative Losses; and

(vii)                           to the Sellers, the balance of the Estimated Purchase Price (other than the Purchaser Stock) in accordance with their respective Equity Interest Percentage.

(b)                                 Payment of Purchaser Stock.  At the Closing, upon the terms and subject to the conditions set forth in this Agreement, the Purchaser shall deliver, or cause to be delivered to the Sellers, in accordance with their respective Equity Interest Percentage, the Purchaser Stock by electronic deposit of such shares in the accounts designated in the Estimated Closing Statement.

(c)                                  To facilitate the payments contemplated under Section 1.3(a), no later than three (3) Business Days nor more than five (5) Business Days prior to the Closing Date, Seller Representative shall deliver to the Purchaser a statement (the “Estimated Closing Statement”) setting forth its good faith estimates of Closing Working Capital, Closing Cash, Funded Debt, Indebtedness, the Sellers’ Pre-paid Allocation (if any), the Purchaser’s Pre-paid Allocation (if any), and Transaction Expenses, together with supporting work papers, and a calculation of the Purchase Price (the “Estimated Purchase Price”) based on such estimates.  The Estimated Closing Statement and the determinations and calculations contained therein shall be prepared in accordance with this Agreement, including Section 1.8 and shall also set forth:  (i) the name of each Person to receive a payment under Section 1.3(a) at the Closing; (b) the amount payable to each such Person; (c) the payment instructions for each such Person; and to which shall be appended:  (i) Payoff Letters for all of the Funded Debt; and (ii) the Equity Interest Percentage of each Seller, together with the amount payable to each Seller pursuant to Section 1.3(a)(vii); and (d) the account information for each Seller for purposes of Section 1.3(b).

Section 1.4                                    Closing; Deliveries.

(a)                                 The closing of the transactions contemplated by this Agreement (the “Closing”) will take place:  (i) at the offices of Kelley Drye & Warren LLP located at 101 Park Avenue, New York, New York 10178 at 10:00 a.m. (New York time) on the date that is the later of (A) the second (2nd) Business Day after the date on which the last of the conditions set forth in Article VI (other than conditions that, by their nature, are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing) has been satisfied or waived in accordance with this Agreement and (B) the third (3rd) Business Day after the final day of the Marketing Period or any earlier Business Day during the Marketing Period as may be specified by the Purchaser on no less than three (3) Business Days’ notice to the Company, but subject to the satisfaction or waiver of the conditions set forth in Article VI (other than conditions that, by their nature, are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing); or (ii) at such other place, time and date as the Purchaser and Seller Representative may mutually agree in writing.  The date upon which the Closing occurs is referred to in this Agreement as the “Closing Date”.

(b)                                 Subject to the terms and conditions set forth in this Agreement, in addition to any other deliveries contemplated under this Agreement to be made at the Closing, the following deliveries will be made at the Closing:

(i)                                     each Seller shall deliver to the Purchaser the share certificates representing the Shares, duly endorsed for transfer or accompanied by stock powers or other appropriate instruments of assignment and transfer duly executed by each applicable Seller evidencing the transfer of the Shares to the Purchaser;

(ii)                                  the Sellers shall cause the Company to deliver to the Purchaser the resignation of each director of the Target Companies (other than the employee on the board of the Company’s Indian Subsidiary and the individual that serves as the local director designee on the board of the Company’s Subsidiary in Singapore), in each case effective as of the Closing;

(iii)                               the Sellers shall cause the Company to make available to the Purchaser the minute books of each Target Company (each such minute book to be available on the premises of the facility at which it is kept);

(iv)                              the Sellers shall cause Seller Representative to deliver to the Purchaser the Escrow Agreement executed by Seller Representative and the Escrow Agent;

(v)                                 each Seller shall deliver to the Purchaser a subscription agreement in the form attached to this Agreement as Exhibit D, subscribing for such Seller’s proportionate share of the Purchaser Stock, based on such Seller’s applicable Equity Percentage Interest (the “Subscription Agreement”), duly executed by such Seller;

(vi)                              each Seller shall deliver to the Purchaser a complete and executed Form W-9 or Form W-8, as applicable;

(vii)                           CVC shall have provided to the Purchaser a properly completed and executed certificate of non-foreign status in the form attached to this Agreement as Exhibit E;

(viii)                        the Company shall have provided to the Purchaser a properly completed and executed statement that interests in the Company are not described in Treasury Regulations Section 1.1445-11T(d)(1), in the form attached to this Agreement as Exhibit F;

(ix)                              the Purchaser shall deliver to Seller Representative the Escrow Agreement executed by the Purchaser and the Escrow Agent; and

(x)                                 the Purchaser shall deliver to each Seller the Subscription Agreement executed by the Purchaser.

Section 1.5                                    Determination of Final Purchase Price.

(a)                                 As soon as reasonably practicable, but no later than one hundred twenty (120) days after the Closing Date, the Purchaser shall prepare and deliver to Seller Representative a statement (the “Closing Statement”) setting forth the Purchaser’s good faith determination of the actual amounts of Closing Working Capital, Closing Cash, Funded Debt, Indebtedness, Transaction Expenses, Purchaser’s Pre-paid Allocation (if any) and Sellers’ Pre-paid Allocation (if any), together with supporting work papers, and a calculation of the Purchase Price based thereon.  The Closing Statement and the determinations and calculations contained therein shall be prepared in accordance with this Agreement, including Section 1.8.  If the Purchaser does not deliver the Closing Statement within such one hundred and twenty (120) day period, upon the delivery of the Seller Representative’s written election to the Purchaser, and the Purchaser’s failure to deliver the Closing Statement within five (5) Business Days thereafter, the Estimated Closing Statement shall be deemed to be the Closing Statement for all purposes of this Agreement, and the Estimated Closing Statement will be final, conclusive and binding on the Parties; provided, however, that such one hundred twenty (120) day period shall be extended for any period during which Sellers’ failure to provide relevant information to the Purchaser is a substantial cause of such delay.

(b)                                 Within thirty (30) days following receipt by Seller Representative of the Closing Statement, Seller Representative shall deliver written notice (an “Objection Notice”) to the Purchaser of any dispute it has with respect to determinations and calculations of the Closing Statement, which notice shall set forth in reasonable detail the basis for each such dispute and Seller Representative’s determination of the disputed determination or calculation, as applicable.  Any amount, determination or calculation contained in the Closing Statement and not specifically disputed in a timely delivered Objection Notice shall be final, conclusive and binding on the Parties.  If Seller Representative does not timely deliver an Objection Notice with respect to the Closing Statement within such thirty (30) day period, the Closing Statement will be final, conclusive and binding on the Parties.  If an Objection Notice is timely delivered within such thirty (30) day period, the Purchaser and Seller Representative shall negotiate in good faith to resolve each dispute raised therein (each, an “Objection”).  If the Purchaser and Seller Representative, notwithstanding such good faith efforts, fail to resolve any Objections within fifteen (15) days after Seller Representative delivers an Objection Notice, then the Purchaser and Seller Representative shall jointly engage the dispute resolution group of Duff & Phelps Corporation (the “Resolution Firm”) to resolve such disputes (acting as an expert and not an arbitrator) in accordance with this Agreement (including Section 1.8) as soon as practicable thereafter.  The Purchaser and Seller Representative shall direct the Resolution Firm to deliver a written report containing its final determination of the subject matter of the disputed Objections (which determination shall be within the range of dispute in respect of each Objection between the amounts set forth on the Closing Statement and the Objection Notice) within sixty (60) days after engagement of the Resolution Firm.

The Resolution Firm shall make a final determination of each Objection based solely on the definitions and other applicable provisions of this Agreement (and shall not conduct an independent investigation) and on presentations consisting of (i) a single written presentation submitted by each of the Purchaser and Seller Representative (which the Resolution Firm shall be instructed to distribute to the Purchaser and Seller Representative upon receipt of both such presentations), (ii) a single written response of the Purchaser and Seller Representative to each such presentation so submitted (which the Resolution Firm shall be instructed to distribute to the Purchaser and Seller Representative upon receipt of such responses) and (iii) at the Resolution Firm’s discretion, a one-day conference concerning the dispute, at which conference each of the Purchaser and Seller Representative shall have the right to present their respective positions with respect to the dispute and have present their respective advisors, counsel and accountants.  For the avoidance of doubt, neither the Purchaser nor Seller Representative shall have any ex parte communications with the Resolution Firm relating to this Section 1.5 or this Agreement, and the Resolution Firm shall not conduct an independent investigation in respect of its determination.  All Objections that are resolved between the Parties or are determined by the Resolution Firm will be final, conclusive and binding on the Parties absent manifest error or fraud.  For the avoidance of doubt, assuming the procedure for resolving disputes in this Section 1.5 is available, it shall be the sole and exclusive procedure through which the Parties resolve any dispute under this Section 1.5, but nothing contained herein shall preclude the Parties from seeking other judicial remedies if a dispute arising under this Section 1.5 cannot be resolved through the procedure described herein; provided that the party seeking other judicial remedies shall not have caused the failure of the procedures herein to resolve the dispute.  The costs and expenses of the Resolution Firm shall be borne by the Purchaser and Seller Representative in proportion as is appropriate to reflect their relative success in the resolution of the dispute. For example, if Seller Representative challenges the Purchaser’s calculation of the Final Purchase Price in the Closing Statement (as the same has been updated as of the Purchaser’s submission to the Resolution Firm) by an amount of $100,000 (as the same has been updated as of Seller Representative’s submission to the Resolution Firm), but the Resolution Firm determines that Seller Representative has a valid claim for only $60,000, then the Purchaser shall bear sixty percent (60%) of the fees and expenses of the Resolution Firm and Seller Representative shall bear the other forty percent (40%) of such fees and expenses.

Section 1.6                                    Post-Closing Access.  The Purchaser shall, and shall cause each Target Company to, make its financial records, accounting personnel and advisors reasonably available to Seller Representative, its accountants and other representatives pursuant to the terms of a customary confidentiality agreement upon reasonable notice and at reasonable times during the review by Seller Representative of, and the resolution of any Objections with respect to, the Closing Statement to the extent related to the Objections.  To the extent the Sellers or Seller Representative retain any relevant financial records, accounting personnel or advisors after the Closing, then Seller Representative shall make such financial records, accounting personnel and advisors reasonably available to the Purchaser, its accountants and other representatives  pursuant to the terms of a customary confidentiality agreement upon reasonable notice and at reasonable times during the preparation and review by the Purchaser of, and the resolution of any Objections with respect to, the Closing Statement to the extent related to the Closing Statement or the Objections, as applicable.

Section 1.7                                    Purchase Price Adjustments.

(a)                                 If the Purchase Price as finally determined pursuant to Section 1.5 (the “Final Purchase Price”) exceeds the Estimated Purchase Price, the Purchaser shall, or shall cause a Target Company to, pay to Sellers (as instructed by Seller Representative) an amount equal to such excess by wire transfer of immediately available funds within three (3) Business Days after the date on which the Final Purchase Price is finally determined.

(b)                                 If the Final Purchase Price is less than the Estimated Purchase Price, then within three (3) Business Days after the date on which the Final Purchase Price is finally determined, then Seller Representative and the Purchaser shall deliver a joint written instruction to the Escrow Agent instructing the Escrow Agent to disburse to the Purchaser a portion of the Working Capital Escrow Fund equal to the amount of such shortfall; provided, that if the Working Capital Escrow Fund does not contain sufficient funds to satisfy such payment in full, then each Seller, severally, and not jointly, shall pay to the Purchaser (to an account designated by the Purchaser) its Equity Interest Percentage of the amount required to satisfy the shortfall contemporaneously with the release of the funds in full from the Working Capital Escrow Fund to the Purchaser.

(c)                                  Within three (3) Business Days after the date on which the Final Purchase Price is finally determined, Seller Representative and the Purchaser shall deliver to the Escrow Agent a joint written instruction directing the Escrow Agent to release and pay to Sellers (as instructed by Seller Representative), by wire transfer of immediately available funds to the bank account designated in such joint written instruction no later than the fifth (5th) Business Day after the date on which the Final Purchase Price is finally determined an amount, if any, equal to the Working Capital Escrow Fund remaining in the Escrow Account after giving effect to any payment required pursuant to Section 1.7(b).

Section 1.8                                    Accounting Procedures.  The Estimated Closing Statement, the Closing Statement and the determinations and calculations contained therein shall be prepared and calculated on a consolidated basis for the Target Companies in accordance with GAAP; provided, however, such statements, calculations and determinations: (i) shall not include any purchase accounting or other adjustment arising out of the consummation of the transactions contemplated by this Agreement; (ii) shall follow the defined terms contained in this Agreement whether or not such terms are consistent with GAAP; and (iii) the calculation of the Purchase Price shall be consistent with the sample calculations set forth on Exhibit A, including any exclusions from such calculation as specifically listed therein.

Section 1.9                                    Indemnification Escrow.  The Indemnification Escrow Deposit, together with any earnings or interest thereon (collectively, the “Indemnification Escrow Funds”), will be held until the first anniversary of the Closing Date (the period from the Closing Date until such date, the “Indemnification Escrow Period”) to serve as an escrow fund for any indemnifiable Losses pursuant to Article VII.  The Indemnification Escrow Funds will be released in accordance with the terms and conditions of the Escrow Agreement.

Section 1.10                             Seller Representative.

(a)                                 Except as otherwise set forth in Section 5.9(i), each Seller hereby designates and appoints Seller Representative as the representative and attorney in fact of such Seller for the sole purpose of acting on such Seller’s behalf with respect to this Agreement, the Subscription Agreements, the Escrow Agreement and the other documents to be executed and delivered by such Seller under this Agreement (collectively, the “Seller Documents”), including full power and authority on behalf of such Seller:  (i) to take all actions Seller Representative deems necessary or appropriate in connection with the pre-Closing covenants and agreements of the Sellers set forth in this Agreement and the satisfaction or waiver of Closing conditions under this Agreement, including exercise of the power, authority and discretion conferred on the Sellers under this Agreement to waive any conditions of this Agreement; (ii) to take all actions Seller Representative deems necessary or appropriate in connection with the post-Closing implementation of this Agreement, including defending, negotiating, settling, compromising and otherwise handling any claims for indemnification made by a Purchaser Indemnified Party pursuant to Article VII (including authorizing the delivery to the Purchaser of any portion or all of the Indemnification Escrow Deposit in satisfaction of any such indemnification claims), pursuing or responding to litigation and complying with orders of courts with respect to any claims made hereunder; and (iii) to take all other actions Seller Representative deems necessary or appropriate in connection with the foregoing, including entering into or providing any amendments, modifications or waivers with respect to this Agreement and the other Seller Documents and giving and receiving notices, requests, demands, waivers and other communications on behalf of the Sellers.  The Purchaser Indemnified Parties shall be entitled to rely conclusively on all statements, representations and decisions of Seller Representative as those of the Sellers, without any independent investigation or verification.  Seller Representative may resign at any time by giving thirty (30) days’ notice to the Purchaser and the Sellers, and Seller Representative may be removed at any time by the Sellers; provided, however, in no event shall Seller Representative resign or be removed without the Sellers having first appointed a new Seller Representative who shall assume such duties immediately upon the resignation or removal of Seller Representative.  If Seller Representative is dissolved, resigns or otherwise becomes incapable of fulfilling its obligations under any of the Seller Documents, the Sellers shall promptly, but in any event within five (5) Business Days appoint a new Seller Representative.  Sellers shall promptly, but in any event within five (5) Business Days after appointing a new Seller Representative deliver or cause to be delivered to the Purchaser a notice identifying the new Seller Representative.  Any notice sent by the Purchaser to Seller Representative prior to receipt of a notice identifying a new Seller Representative shall be binding on the Sellers.

(b)                                 Seller Representative shall not be liable to Sellers for actions taken pursuant to this Agreement, except to the extent such actions shall have been determined by a court of competent jurisdiction to have constituted gross negligence or involved fraud, intentional misconduct or bad faith (it being understood that any act done or omitted pursuant to the advice of counsel, accountants and other professionals and experts retained by Seller Representative shall be conclusive evidence of good faith and an absence of gross negligence). Sellers shall indemnify and hold harmless Seller Representative from and against, compensate it for, reimburse it for and pay any and all losses, liabilities, claims, actions, damages and expenses, including reasonable attorneys’ fees and disbursements, arising out of and in connection with its activities as Seller Representative under this Agreement (the “Representative Losses”), in each case as such Representative Loss is suffered or incurred; provided that in the event it is finally adjudicated that a Representative Loss or any portion thereof was primarily caused by the gross negligence, fraud, intentional misconduct or bad faith of Seller Representative, Seller Representative shall reimburse Sellers the amount of such indemnified Representative Loss attributable to such gross negligence, fraud, intentional misconduct or bad faith.  Representative Losses shall be satisfied (i) from the Cash Reserve; and (ii) to the extent the amount of Representative Losses exceeds amounts available to Seller Representative under (i), from the Sellers (other than Seller Representative), severally and not jointly in accordance with their respective Equity Interest Percentage.

Section 1.11                             Withholding.  The Purchaser and the Company shall be entitled to deduct and withhold from any consideration payable pursuant to or as contemplated by this Agreement such amounts as are required to be deducted or withheld therefrom or in connection therewith under the Code or Treasury Regulations or any other provision of applicable Law; provided, however, that the Purchaser agrees that it shall not deduct and withhold from any consideration payable pursuant to or as contemplated by this Agreement any amounts under Section 1445 of the Code to the extent (i) the Company has delivered to the Purchaser prior to Closing the properly completed and executed certificate contemplated by Section 1.4(b)(viii) and (ii) CVC has delivered to the Purchaser prior to Closing the properly completed and executed certificate contemplated by Section 1.4(b)(vii).  Such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.  The Purchaser and the Sellers shall cooperate with each other and the Company in the preparation and filing of any forms or other documentation claiming exemption or relief from any requirement to withhold.

ARTICLE II
REPRESENTATIONS AND WARRANTIES REGARDING THE TARGET COMPANIES

The Company hereby represents and warrants to the Purchaser, as of the date of this Agreement and as of the Closing, as follows:

Section 2.1                                    Formation; Existence; Good Standing; Authority; Enforceability.  The Company is a private company limited by shares, duly incorporated and validly existing under the laws of Ireland and has all required corporate power and authority to own or lease its properties and other assets and to conduct its business as presently conducted.  The Company is duly qualified and in good standing (or the equivalent thereof) in Ireland.  The nature of the Company’s business, including its ownership and leasehold interests in properties and assets, if any, does not require it to be qualified as a foreign corporation in any other jurisdiction.  The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.  The execution, delivery and performance of this Agreement and the consummation of the Share Purchase and the other transactions contemplated by this Agreement have been duly authorized by all necessary corporate action with respect to the Company.  This Agreement has been duly and validly executed and delivered by the Company.  This Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except for the Equitable Exceptions.  The Company is not in breach of its Organizational Documents.  Each of Hibernia Atlantic (NI) Limited and Hibernia Local Fibre Limited (collectively, the “Dormant Subsidiaries”) are in the process of being wound down.  Neither of the Dormant Subsidiaries owns any assets, conducts any business or generates any revenue.

Section 2.2                                    No Conflicts; Consents.

(a)                                 Except as set forth in Section 2.2(a) of the Company Disclosure Schedule, assuming the Seller Required Consents are filed and, if applicable, obtained prior to the Closing, the execution and delivery by the Company of this Agreement and any other documents required to be executed and delivered by the Company under this Agreement do not, the performance by the Company and the other Target Companies, as applicable, under this Agreement and each such other document to which the Company is a party will not, and the consummation of the transactions contemplated hereunder and thereunder will not:  (i) violate or conflict with the Organizational Documents of any Target Company; (ii) with or without the giving of notice or the lapse of time, or both, constitute a material breach of or result in a material default (or an event which might, with the passage of time or the giving of notice or both, constitute a material default) under, or result in any other party thereto having a right of termination, modification, cancellation or acceleration under, any Material Contract to which any Target Company is a party or by which any of their respective assets or properties are bound; (iii) result, in any material respect, in a violation of any applicable Law; (iv) result in the creation or imposition of any Liens on any of the properties or other assets of any Target Company or on the Shares (other than Liens arising from actions of the Purchaser) or (v) result in the termination, suspension, revocation, impairment, forfeiture, nonrenewal or other adverse modification of any License or Rights of Way or give any Governmental Authority the right to revoke, suspend, modify or termination any material License or Right of Way.

(b)                                 Except as set forth in Section 2.2(b) of the Company Disclosure Schedule (the notices and consents set forth therein, collectively the “Seller Required Consents”), no consent, approval, waiver, order, License or authorization of, or registration, application, qualification, designation, declaration, filing or notification with or to, any Governmental Authority or any other Person that is a party to a Material Contract to which any Target Company is a party or by which any material assets or properties of any Target Company are bound, is required to be obtained or made by any Target Company in connection with the execution, delivery and performance by the Company or either Seller of this Agreement or any other Seller Documents to which the Company or either Seller will be a party or the consummation of the transactions contemplated hereby and thereby.

Section 2.3                                    Capitalization.  The Shares collectively constitute all of the issued and outstanding equity interests of the Company, and the Shares are legally and beneficially owned as set forth in Section 2.3 of the Company Disclosure Schedule.  The Shares have been duly authorized and validly issued and are fully paid up.  None of such Shares are subject to, or have been issued in violation of, preemptive rights, rights of first offer or first refusal or similar rights or in violation of applicable securities Law.  Except as set forth in Section 2.3 of the Company Disclosure Schedule, there are no Contracts to which a Target Company is a party that relate to the ownership, voting or transfer of the Shares.  Except as set forth in Section 2.3 of the Company Disclosure Schedule, none of the Shares are subject to any rights of first offer or first refusal or similar rights.  Except as set forth in Section 2.3 of the Company Disclosure Schedule, there are no outstanding subscriptions, pre-emptive rights, options, warrants, purchase rights, conversion rights, exchange rights or other Contracts of any kind to acquire (including securities exercisable or exchangeable for or convertible into) from the Company any equity interest of the Company, or obligating the Company to issue any equity interest of the Company or, giving any Person the right to receive from the Company any benefits or rights similar to any benefits or rights enjoyed by or accruing to the benefit of the holders of any equity interests of the Company (solely in their capacity as such holders).  Except as set forth in Section 2.3 of the Company Disclosure Schedule, the Company is not subject to any obligation (contingent or otherwise) to redeem, call, retire or otherwise repurchase any equity interests of the Company.  None of the Target Companies has any authorized or outstanding bonds, debentures, notes or other Indebtedness the holders of which have the right to vote (or convertible into, exchangeable for, or evidencing the right to subscribe for or acquire securities having the right to vote) with the equityholders of any Target Company on any matter.

Section 2.4                                    Subsidiaries.

(a)                                 Section 2.4(a) of the Company Disclosure Schedule lists the legal name and jurisdiction of incorporation, organization or formation (as applicable) of all Company Subsidiaries and the authorized (if applicable), issued and outstanding equity interests of each Company Subsidiary. Each of the Company Subsidiaries is an entity duly incorporated, organized or formed (as applicable) and validly existing under the laws of the jurisdiction of its incorporation, organization or formation (as applicable) and has all required power and authority to own or lease its properties and to conduct its business as presently conducted.  Each Company Subsidiary is qualified to do business and is in good standing (or the equivalent thereof, if any, for any non-U.S. Company Subsidiaries) in each jurisdiction where its assets or the nature of its business and operations requires such qualification and authorization, except in each case, in jurisdictions where the failure to be so qualified or in good standing (if applicable) could not be reasonably expected to have a Material Adverse Effect.  Section 2.4(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of each jurisdiction in which each Company Subsidiary is qualified as a foreign entity to do business.  No Company Subsidiary is in breach of its Organizational Documents in any material respect.

(b)                                 All of the issued and outstanding equity interests of each Company Subsidiary have been duly authorized and validly issued and are fully paid and, to the extent such concept is recognized in the applicable jurisdiction, non-assessable (with the exception of the equity interests of Hibernia Atlantic Communications (Canada) Company, a Nova Scotia unlimited company, the assessability of which is subject to the Companies Act (Nova Scotia)), and none of such equity interests are subject to or were issued in violation of any pre-emptive rights, rights of first offer or first refusal or similar rights, or in violation of any applicable securities Law.  Except as set forth in Section 2.4(b) of the Company Disclosure Schedule, none of such equity interests is subject to any rights of first offer, first refusal or preemptive or similar rights.  There are no outstanding subscriptions, options, warrants, purchase rights, conversion rights, exchange rights or other Contracts of any kind to acquire (including securities exercisable or exchangeable for or convertible into) from any Company Subsidiary any equity interests of any Company Subsidiary, obligating such Company Subsidiary to issue any equity interests of such Company Subsidiary or giving any Person the right to receive from any Company Subsidiary any benefits or rights similar to any benefits or rights enjoyed by or accruing to the benefit of the holders of equity interests of such Company Subsidiary (solely in their capacity as such holders).  None of the Company Subsidiaries is subject to any obligation (contingent or otherwise) to redeem, call, retire or otherwise repurchase any of its equity interests.  Except as set forth in Section 2.4(b) of the Company Disclosure Schedule, there are no Contracts to which the Company or any Company Subsidiary is a party with respect or by which it is bound with respect to the: (i) voting of any equity interests of any Company Subsidiary; or (ii) transfer of, or transfer restrictions on, any equity interests of any Company Subsidiary.  All of the outstanding equity interests of each Company Subsidiary are directly owned of record by the Company or another Company Subsidiary, and, except as set forth in Section 2.4(b) of the Company Disclosure Schedule, are free and clear of any Liens other than Liens to be released on or prior to the Closing.  Except for the Company Subsidiaries, the Company does not own, and the Company Subsidiaries do not own, any capital stock of, or other equity interests in, any Person.

Section 2.5                                    Financial Statements; No Undisclosed Liabilities.

(a)                                 Attached as Section 2.5(a) of the Company Disclosure Schedule are:  (i) the audited consolidated balance sheets of the Company as at December 31, 2015 and December 31, 2014, together with the related audited consolidated statements of income, equity and cash flows of the Company for each of the years then ended, together with all related notes and schedules thereto, accompanied by the reports thereon of the Company’s independent auditors (the “Audited Financial Statements”); and (ii) the unaudited consolidated balance sheet of the Company as at September 30, 2016 (the “Balance Sheet Date”), together with the related unaudited consolidated statements of income, equity and cash flows of the Target Companies for the nine-month period then ended (the “Unaudited Financial Statements” and, together with the Audited Financial Statements, the “Financial Statements”).  Each of the Financial Statements has been prepared in accordance with GAAP consistently applied as at the date thereof and for the periods covered thereby (subject, in the case of the Unaudited Financial Statements, for normal year-end audit adjustments, none of which adjustments will, individually or in the aggregate, be material, and the omission of footnotes).  The Financial Statements fairly present in all material respects the consolidated financial condition of the Company as of such dates and the consolidated results of operations for the periods then ended.  No Target Company is a party to, and no Target Company has any commitment to become a party to, any off-balance sheet arrangements.

(b)                                 Except (i) as disclosed in the balance sheet included in the Unaudited Financial Statements, (ii) as set forth in Section 2.5(b) of the Company Disclosure Schedule or (iii) with respect to the obligation of any Target Company to repurchase a fiber pair under the terms of the Microsoft Documents, none of the Target Companies had at the Balance Sheet Date, or has incurred since such date, any liabilities or obligations that would be required to be disclosed on a consolidated balance sheet of the Company prepared in accordance with GAAP, except for such liabilities or obligations that:  (A) were incurred after the Balance Sheet Date in the ordinary course of business (none of which results from or relates to any breach of Contract, tort, infringement or violation of Law or arose out of any Proceeding except to the extent otherwise disclosed herein); (B) are expressly permitted by this Agreement; or (C) have been discharged or paid in full as of the date of this Agreement, or will have been discharged or paid in full at or prior to the Closing.

(c)                                  Each Target Company maintains books and records that fairly and accurately reflect in all material respects its assets and liabilities of a type normally reflected in such books and records.  The Target Companies have established and documented, and maintained, adhered to and enforced a system of internal accounting controls which have been designed to provide reasonable assurance regarding the reliability of the financial reporting and the preparation of financial statements (including the Financial Statements), including policies and procedures that are designed to provide reasonable assurance that (i) transactions have been executed only in accordance with management’s authorization, (ii) transactions have been recorded as necessary to permit preparation of the consolidated financial statements of the Company in accordance with the GAAP and to maintain accountability for the assets and liabilities of the Target Companies, (iii) receipts and expenditures of the Target Companies have been executed only in accordance with management’s authorization, (iv) unauthorized acquisition, disposition or use of assets is prevented or timely detected, and (v) accounts, notes and other receivables are recorded accurately, and procedures are implemented to effect the collection thereof on a current and timely basis.  To the Knowledge of the Company, such internal accounting controls are appropriate for a private company with operations of the size and scope of the operations of the Target Companies.  None of the Target Companies, the Company’s independent auditors or, to the Knowledge of the Company, any current or former employee, consultant or director of the Target Companies, has identified or been made aware of any fraud, whether or not material, that involves any Target Company’s management or other current or former employees, consultants, directors of any Target Company who have a role in the preparation of financial statements or the internal accounting controls utilized by the Target Companies, or any claim or allegation regarding any of the foregoing.

(d)                                 Attached as Section 2.5(d) of the Company Disclosure Schedule is a listing of the intercompany Indebtedness of the Company Group as of September 30, 2016.

Section 2.6                                    Absence of Certain Changes.  Since December 31, 2015 (i) there has been no Material Adverse Effect and  (ii) except to the extent permissible during the Pre-Closing Period pursuant to Section 5.2, the Target Companies have operated, in all material respects, in the ordinary course of business, and there has been no:

(a)                                 [reserved];

(b)                                 other than as set forth in Section 2.6(b) of the Company Disclosure Schedule, distributions or issuances in respect of any equity interest of the Company or redemption, call, retirement or other repurchase of any equity interest of the Company;

(c)                                  material change in any of the Target Companies’ accounting methods, practices, policies or principles, whether for general, financial reporting or Tax purposes (including its practices with respect to the collection of accounts receivable and the payment of accounts payable, and the methods for calculating depreciation or amortization or any bad debt, contingency or other reserve), other than such changes as are required by GAAP or applicable Law;

(d)                                 change in any material Tax election, filing of any amended Tax Return, entry into of any agreement (including, without limitation, a closing agreement) with a Governmental Authority with respect to Taxes, surrender of any right to claim a refund of Taxes, consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment, adoption or change to any accounting methods, practices or periods for Tax purposes, request for any Tax ruling, entry into of any Tax sharing or similar agreement or arrangement (excluding, for this purpose, any agreement entered into in the ordinary course of business that is not primarily related to Taxes) or settlement of any Tax claim or assessment;

(e)                                  other than as set forth in Section 2.6(e) of the Company Disclosure Schedule, sale or other disposition, or mortgage, pledge or imposition of any Lien (other than Permitted Liens), of or with regard to any assets or properties of any Target Company, other than sales of inventory in the ordinary course of business consistent with past practice or disposal of obsolete or surplus equipment in the ordinary course of business consistent with past practice;

(f)                                   other than as set forth in Section 2.6(f) of the Company Disclosure Schedule, plan of complete or partial liquidation or dissolution authorized, recommended or proposed;

(g)                                  other than as set forth in Section 2.6(g) of the Company Disclosure Schedule, (i) the creation, incurrence, assumption or guarantee by any Target Company of any Indebtedness (excluding any intercompany Indebtedness) or (ii) the creation of any Lien on the assets or properties of any Target Company, except with respect to this clause (ii) for Permitted Liens or Liens that will be released in connection with the Closing);

(h)                                 except as required by applicable Law or any Employee Benefit Plan, and except in the ordinary course of business consistent with past practice, any material increase in the compensation or benefits of any current or former employees, directors (or the equivalent position with respect to foreign Subsidiaries), consultants or other service providers of any Target Company;

(i)                                     except as required by applicable Law, adoption of, termination of, or amendment to, any Employee Benefit Plan;

(j)                                    other than as set forth in Section 2.6(j) of the Company Disclosure Schedule, acquisition by merger or consolidation, or by purchase of a substantial portion of the assets or equity interests, or by any other manner, of any business or any business entity by any Target Company;

(k)                                 delay in payment of or failure to pay when due the trade accounts payable or other recurring expenses of any Target Company, other than in the ordinary course of business (but this reference to the ordinary course of business will not apply to any delayed payment or failure to pay when due that resulted in any material penalties or late charges);

(l) except as set forth in Section 2.6(l) of the Company Disclosure Schedule, modification of the terms of, discount of, set-off against or acceleration of collection of, any accounts receivable, in each case other than in the ordinary course of business;

(m)                             settlement, release or forgiving of any material Proceeding or waiver of any right thereto;

(n)                                 material damage, destruction or loss, or any claim made or filed concerning any such damage, destruction or Loss (whether or not covered by insurance), or any condemnation or other taking, in each case with respect to any material asset or property of any Target Company;

(o)                                 other than as set forth in Section 2.6(o) of the Company Disclosure Schedule, entry by the Company or any Company Subsidiary into a Contract to do any of the matters listed in the foregoing subsections (a)-(n) of this Section 2.6; or

(p)                                 engagement in any business other than the Hibernia Business.

Section 2.7                                    Title to Assets.  The Company, directly or indirectly, owns and has good and marketable title to or, in the case of leased properties and other assets, has valid and enforceable leasehold interests in, all properties and other assets necessary for the conduct of the Hibernia Business by the Target Companies as presently conducted.  All of such properties and other assets are either reflected on the Unaudited Financial Statements or were acquired since the Balance Sheet Date, except for properties and other assets sold or otherwise disposed of since the Balance Sheet Date in the ordinary course of business consistent with past practice.  Such properties and other assets are not subject to any Liens, other than any: (a) Permitted Liens; (b) in the case of leased properties or assets, Liens securing the lease payments and other lease obligations, to the extent related to the property or asset leased; or (c) Liens that will be released on or prior to the Closing.  The assets of the Target Companies are in all material respects in good operating condition, reasonable wear and tear excepted, and are adequate for the purposes for which they are being used.  The assets of the Target Companies, as a whole, are sufficient for the conduct of the Hibernia Business by the Target Companies as presently conducted.

Section 2.8                                    Material Contracts.

(a)                                 Section 2.8(a) of the Company Disclosure Schedule contains a true, correct and complete list of each of the following Contracts to which any Target Company is currently a party (collectively, the “Material Contracts”):

(i)                                     each Material Customer Contract;

(ii)                                  each Material Network Contract;

(iii)                               each Contract not fully performed providing for the performance of services or delivery of goods or materials by or to any Target Company which requires consideration to be furnished, or which would reasonably be expected to result in consideration to be furnished, by such Target Company having an aggregate value in excess of $1,000,000 during the twelve (12)-month period either ending or commencing on the date of this Agreement;

(iv)                              each Contract for the sale or other disposition of any of the properties or other assets of any Target Company, other than in the ordinary course of business consistent with past practice, for consideration in excess of $500,000;

(v)                                 each Contract for the acquisition of any business or a substantial portion of the assets or stock of any business entity (whether by merger, consolidation, purchase of stock, purchase of assets or by any other manner), in each case involving consideration in excess of $500,000 and which requires performance after the date of this Agreement;

(vi)                              each Contract which, when taken together with all purchase orders issued thereunder, involves or results in a commitment of the Target Companies to make a capital expenditure or to purchase a capital asset involving at least $500,000 after the date of this Agreement;

(vii)                           (A) each Contract under which any Target Company is granted rights by others in Intellectual Property (other than commercial off-the-shelf software that is made available for a total cost of less than $40,000 per item), and (B) each Contract under which any Target Company has granted rights to others in Intellectual Property (other than customer agreements entered into in the ordinary course of business);

(viii)                        each Contract between any Target Company and any Governmental Authority;

(ix)                              each Real Estate Lease and each other Contract (including, without limitation, each deed or other similar document or instrument) recording or otherwise evidencing a Target Company’s rights with regard to Company Owned Real Property;

(x)                                 each Contract under which any Target Company holds or operates any personal property of a third party involving an annual commitment or payment of more than $250,000;

(xi)                              each Contract relating to Indebtedness of any Target Company in a principal amount in excess of $1,000,000 or to mortgaging, pledging or otherwise placing a Lien (other than a Permitted Lien) on any of any Target Company’s assets or properties;

(xii)                           each Contract (other than any guaranty related to the Credit and Guaranty Agreement which guaranties are being terminated at Closing) providing for the guaranty by any Target Company of any Liability of any Person; or any Contract that includes any requirement that any Target Company provide indemnification to or otherwise support the business or Liabilities of any other Person (other than in the ordinary course of business in connection with provision of services to customers and the procurement of services and equipment from suppliers);

(xiii)                        each Contract between or among any Target Company, on the one hand, and any Seller or any Affiliate of a Seller (other than any Target Company) on the other hand;

(xiv)                       each joint venture, partnership or Contract to which any Target Company is a party involving a sharing of profits, losses, costs or liabilities with any Person other than a Target Company;

(xv)                          each collective bargaining agreement with any labor union or other employee representative of a group of employees relating to wages, hours or other conditions of employment;

(xvi)                       each Contract that contains a covenant restricting the ability of any Target Company to compete with any Person or to engage in any business or activity in any geographic area or pursuant to which any benefit is required to be given or lost as a result of such competing or engaging (but excluding nondisclosure agreements entered into in the ordinary course and which contain provisions related to the non-solicitation of employees);

(xvii)                    each Contract that obligates any Target Company to obtain all or a substantial portion of its requirements for any goods or services from, or supply all or a substantial portion of the requirements for any goods or services of, any other Person;

(xviii)                 each Contract of any Target Company that includes any “most-favored pricing” provision;

(xix)                       each Contract with any director (or the equivalent position with respect to foreign Subsidiaries), officer (or the equivalent position with respect to foreign Subsidiaries), Employee or consultant of any Target Company on a full-time, part-time, consulting or other basis providing annual compensation in excess of $175,000 or, except to the extent required by applicable Law, requiring any Target Company to pay severance or separation payments, change in control payments, or any retention or similar transaction bonus;

(xx)                          each Contract of any Target Company that includes a “take or pay” provision that requires minimum periodic payments or payment commitments of more than $100,000 to vendors or suppliers;

(xxi)                       any Contract prohibiting the creation or assumption of any Lien upon any of the properties or assets of the Target Companies other than restrictions by reason of customary provisions restricting assignments, subletting or other transfers contained in leases, licenses, joint venture agreements and similar agreements entered into in the ordinary course of business (provided that such restrictions are limited to the property or assets secured by such Liens or the property or assets subject to such leases, licenses, joint venture or similar agreements, as the case may be); and

(xxii)                    each Contract to enter into any of the foregoing.

(b)                                 Each of the Material Contracts is a legal, valid and binding obligation of the Target Company party thereto, in full force and effect and enforceable against such Target Company and, to the Knowledge of the Company, the other parties thereto, in accordance with its respective terms (but subject to the Equitable Exceptions).  Except as set forth Section 2.8(b)(i) of the Company Disclosure Schedule, none of the Target Companies is currently renegotiating any Material Contract or paying liquidated damages in lieu of performance thereunder.  No Target Company is in breach or default under, or since December 31, 2015 has received a written claim of default or breach under, any Material Contract and, except as set forth in Section 2.8(b)(ii) of the Company Disclosure Schedule, to the Knowledge of the Company, none of the counterparties to any Material Contract is in breach of or default thereunder.  Except as set forth in Section 2.8(b)(iii) of the Company Disclosure Schedule, since December 31, 2015, no Target Company has received any written notice of termination, modification, acceleration, cancellation or nonrenewal of any Material Contract.

(c)                                  The Company has made available to the Purchaser a true, correct and complete copy of each written Material Contract, including all amendments, waivers, supplements or modifications thereto.  None of the Material Contracts, and no material amendment, waiver, supplement or modification thereto, is an oral Contract.

Section 2.9                                    Real Property.

(a)                                 Section 2.9(a) of the Company Disclosure Schedule contains a list of all Owned Real Property of the Target Companies (the “Company Owned Real Property”), including, with regard to each parcel of Company Owned Real Property, the applicable street address and Target Company owner and a description of current use.  Each of the Target Companies that owns real property has good and marketable title to such Owned Real Property free and clear of Liens, except for any Permitted Liens and Liens to be released on or prior to the Closing.

(b)                                 Section 2.9(b) of the Company Disclosure Schedule contains a list of all of Leased Real Property of the Target Companies which relates to each colocation space leased by a Target Company in which more than $250,000 of equipment is located and each office space lease (collectively, the “Company Leased Real Property”) and each of the Real Estate Leases corresponding to such Company Leased Real Property including, with regard to each parcel of Company Leased Real Property, the applicable street address and Target Company party to such Real Estate Lease, a description of current use and an estimate of the value of equipment or other fixtures located thereon or affixed thereto.  Each Target Company has a valid and enforceable leasehold interest in the Company Leased Real Property, free and clear of all Liens, except for Permitted Liens.  Each Real Estate Lease is a legal, valid and binding obligation of the Target Company party thereto, in full force and effect and enforceable against such Target Company and, to the Knowledge of the Company, the other parties thereto in accordance with its respective terms, subject in each case to the Equitable Exceptions.  No Target Company is in breach or default in any material respect under, or since December 31, 2015 has received a written claim of default or breach under, or any notification of an intention by a counterparty to terminate, modify the terms of, accelerate, cancel or decline to renew, a Real Estate Lease and, to the Knowledge of the Company, none of the counterparties to any Real Estate Lease is in breach of, or default in any material respect thereunder.

(c)                                  The Company has made available to the Purchaser true, complete and correct copies of the following documents relating to Company Real Property: (i) the deed or similar instrument for each parcel of Company Owned Real Property, (ii) each Real Estate Lease and (iii) all available title insurance policies, title reports and title surveys.

(d)                                 Except as set forth on Section 2.9(d) of the Company Disclosure Schedule, no Person other than a Target Company has any right to use, occupy, or enjoy (pursuant to any lease, sublease, license or other similar agreement or arrangement) any parcel of Real Property, nor has any Target Company assigned any interest, whatsoever, in any Real property, including any rights to purchase, use or occupy any Real Property, to any third party.

(e)                                  Each Target Company that occupies or otherwise uses Company Leased Real Property has peaceful and undisturbed possession and use of such parcel of real property and there are no existing or pending, or to the Knowledge of the Company, threatened, condemnation proceedings or similar threats related to the Target Companies’ continued possession or use of any Company Real Property.

(f)                                   The Company Owned Real Property and Company Leased Real Property comprises all of the real property used by the Target Companies in connection with the Hibernia Business as presently conducted.  The Company Owned Real Property comprises all of the real property owned by any Target Company in connection with the Hibernia Business.

Section 2.10                             Intellectual Property.  Section 2.10(a) of the Company Disclosure Schedule lists all patents, patent applications, trademark registrations and pending applications for trademark registration, copyright registrations and pending applications for copyright registration and internet domain name registrations that are owned by any Target Company (collectively, the “Registered Company Intellectual Property”).  Each Target Company owns (free and clear of all Liens except Permitted Liens) or has the right to use all Intellectual Property owned by such Target Company, or used by such Target Company in connection with its business as presently conducted (collectively, the “Company Intellectual Property”).

(a)                                 Except as set forth in Section 2.10 of the Company Disclosure Schedule:

(i)                                     all Registered Company Intellectual Property is registered in the name of a Target Company, and, to the Knowledge of the Company, is valid and enforceable, subject to Equitable Exceptions;

(ii)                                  there are no pending or, to the Knowledge of the Company, threatened claims against any Target Company alleging that any of the operation of the applicable portion of the Hibernia Business as conducted by any Target Company, or the manufacture, sale, offer for sale, importation, and/or use of any products and/or services currently performed, licensed, sold, maintained, distributed and/or otherwise made commercially available by any Target Company (the “Products”) infringes or violates (or in the past infringed or violated) any third party Intellectual Property (“Third Party IP Assets”) or constitutes a misappropriation of (or in the past constituted a misappropriation of) any Third Party IP Assets;

(iii)                               to the Knowledge of the Company, neither the operation of the Hibernia Business, nor the manufacture, sale, offer for sale, importation, and/or use of any Product infringes, violates, or misappropriates (or in the past infringed, violated, or misappropriated) any Third Party IP Assets;

(iv)                              no Target Company is a party to, and to the Knowledge of the Company there are no, settlements, covenants not to sue, consents, judgments, Orders or similar obligations that: (A) restrict any Target Company’s rights to use any Intellectual Property used by such Target Company, or (B) permit third parties to use any Company Intellectual Property;

(v)                                 to the Knowledge of the Company, all former and current employees, consultants and contractors of the Target Companies who contributed to the development of any material Company Intellectual Property owned by any Target Company have executed written instruments with a Target Company that assign to the Target Company all rights, title and interest in and to any and all such material Company Intellectual Property;

(vi)                              to the Knowledge of the Company, there is no infringement, violation or misappropriation by any Person of any of the Company Intellectual Property owned by any Target Company;

(vii)                           the Target Companies have taken commercially reasonable security measures to protect the confidentiality and value of all confidential information and trade secrets owned by any Target Company or used or held for use by any Target Company in the Hibernia Business (the “Company Trade Secrets”), and, to the Knowledge of the Company, there has been no unauthorized use or disclosure of any Company Trade Secret by any Person;

(viii)                        to the Knowledge of the Company, each Product performs in all material respects in accordance with its documented specifications or as the Target Companies have warranted to their customers, except to the extent any such failure to so perform would not reasonably be expected to have a Material Adverse Effect;

(ix)                              to the Knowledge of the Company, the Products do not contain any “viruses”, “worms”, “time bombs”, “key-locks”, or any other devices that could disrupt or interfere with the operation of the Products or equipment upon which the Products operate, or the integrity of the data, information or signals the Products produce in a manner adverse to the Company or any customer, licensee or recipient; and

(x)                                 to the Knowledge of the Company, the development of any Product with any free, open source, or other similar third-party software, and the incorporation, linking, calling, distribution or other use in, by or with any Product owned or exclusively developed by any Target Company of any such, open source or other similar third-party software, does not obligate any Target Company to disclose, make available, offer or deliver any portion of the source code of such Product or component thereof to any third party other than the applicable open source or other similar third-party software.

(b)                                 The hardware, software, computer systems, network connectivity communication equipment, information technology systems and other technology used by the Target Companies in the operation of the businesses of the Target Companies as currently conducted (the “IT Systems”) operate and perform in all material respects in accordance with their documentation and functional specifications and are sufficient, in all material respects, for the conduct of the business as currently conducted.  To the Knowledge of the Company, there has been no material instances of unauthorized access to, or intrusions or breaches of the security of, the IT Systems.  To the Knowledge of the Company, during the past thirty-six (36) months, there have been no failures, breakdowns or continued substandard performance in the IT Systems that have caused material disruption or interruption in or to the conduct of the Hibernia Business.

(c)                                  The Target Companies maintain policies and procedures regarding data security, privacy and personal information that are commercially reasonable and comply in all material respects with obligations to customers and other data subjects and with all applicable Laws.  The transactions contemplated to be consummated hereunder as of the Closing will not violate any agreement between any Target Company and any third party with regard to the use, dissemination or transfer of any personal information.  To the Knowledge of the Company, there has been no security breach relating to, no violation of any security policy regarding, and no unauthorized access to or unauthorized use of, any personal information stored by or on behalf of any Target Company.

Section 2.11                             Litigation.  Except as set forth in Section 2.11 of the Company Disclosure Schedule, there are no, and since January 1, 2015, there have not been any, Proceedings pending or, to the Knowledge of the Company, threatened in writing against any Target Company that has resulted or would be reasonably likely to result in more than $150,000 in liability to the Target Companies.  Except as set forth in Section 2.11 of the Company Disclosure Schedule, (a) there are no outstanding Orders against any Target Company or any material asset of any Target Company and (b) there are no unsatisfied judgments or awards against any Target Company.

Section 2.12                             Compliance With Law.  Except with respect to Tax matters (as to which the sole and exclusive representations and warranties of the Company are set forth in Section 2.6(d), Section 2.14 and Section 2.15, the Target Companies are in compliance with applicable Law in all material respects.  Since January 1, 2015, the Target Companies have not received any written notice from any Governmental Authority regarding any material violation by any Target Company of any applicable Law.

Section 2.13                             Environmental Matters.  Except as set forth in the applicable subsection of Section 2.13 of the Company Disclosure Schedule:

(a)                                 the Target Companies are not, and for the past five (5) years have not been, in material violation of any applicable Environmental Law;

(b)                                 no Target Company has received any written notice of any material violation by any Target Company of any applicable Environmental Law or of any material liability of any Target Company under any applicable Environmental Law;

(c)                                  the Target Companies have obtained, maintain in full force and effect, and are not in material violation of, any License required to be obtained and maintained by them under applicable Environmental Law to conduct the Hibernia Business as presently conducted (the “Environmental Permits”); and

(d)                                 to the Knowledge of the Company, no Hazardous Substance is present or has been Released at, on or under any Real Property in a manner, amount, condition or concentration that would give rise to any material liability of any Target Company under any applicable Environmental Law.

The Target Companies have made available to the Purchaser true, complete and correct copies of all material environmental audits and assessments completed within the past five years and in the possession of the Target Companies.

Section 2.14                             Employee Benefit Matters.

(a)                                 Section 2.14(a) of the Company Disclosure Schedule contains an accurate and complete list of each material employee benefit plan (whether or not an “employee benefit plan” within the meaning of Section 3(3) of ERISA and whether or not subject to ERISA), and each retirement, pension, supplemental income, employment, deferred compensation, medical, dental, disability, life, severance, change-in-control, retention, vacation, incentive bonus, fringe benefit, equity-based compensation, collective bargaining, employee loan, and any similar plan, program, policy, agreement or arrangement (including any funding mechanism therefor now in effect or required in the future as a result of the transaction contemplated by this Agreement or otherwise), contributed to, sponsored or maintained, or obligated to be contributed to, sponsored or maintained, by any of the Target Companies or for which any of the Target Companies has any present or future liability or obligation and in which any current or former employee, director (or the equivalent position with respect to foreign Subsidiaries), consultant or other service provider of any Target Company, or any spouse, domestic partner, dependent or beneficiary of any of them, is eligible to participate  (each an “Employee Benefit Plan”).  Prior to the date of this Agreement, accurate and complete copies of the following have been made available to the Purchaser: (i) the plan document, if any, for each Employee Benefit Plan, including any associated trust agreements and any amendments or modifications thereto; (ii) to the extent required by applicable Law, the most recent annual report on Form 5500 or similar document or filing filed with the IRS, the U.S. Department of Labor or any other Governmental Authority with respect to each Employee Benefit Plan; (iii) the most recent summary plan description provided with respect to any Employee Benefit Plan (if legally required); (iv) the most recent determination letter (or opinion letter) received from the IRS; (v) employment manuals that apply to Employees; and (vi) all non-routine correspondence to and from any Governmental Authority relating to any Employee Benefit Plan.

(b)                                 Each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and has received a favorable determination letter or is otherwise entitled to rely on a prototype plan sponsor’s opinion letter, in either case from the IRS, to the effect that such Employee Benefit Plan satisfies the requirements of Section 401(a) of the Code and that its related trust is exempt from taxation under Section 501(a) of the Code.  To the Knowledge of the Company, no event has occurred since the most recent determination letter was issued that would reasonably be expected to result in the loss of the tax-qualified status of any such Employee Benefit Plan.

(c)                                  No Employee Benefit Plan is, and except as provided in Section 2.14(c) of the Company Disclosure Schedule, neither the Company nor any of its ERISA Affiliates have ever sponsored, maintained or contributed to, an employee benefit plan (as defined in Section 3(3) of ERISA) that (i) is or was subject to Title IV of ERISA; (ii) is or was a multiemployer plan (as defined in Sections 3(37) or 4001(a)(3) of ERISA) or a plan maintained by more than one employer as described in Section 413(c) of the Code; or (iii) provides, provided for or promises to provide for postretirement medical or life insurance benefits (except as otherwise required under state or federal benefits continuation laws) to any of the current or former employees, directors (or the equivalent position with respect to foreign Subsidiaries) or independent contractors of any Target Company or any spouse, domestic partner, dependent or beneficiary of any of them.  No liability under Title IV of ERISA has been or will be incurred by any Target Company or any of its ERISA Affiliates.

(d)                                 Each Employee Benefit Plan has been operated and administered in all material respects in accordance with its terms and applicable Law (including ERISA and the Code).  Each plan or arrangement that is subject to Section 409A of the Code has been operated, maintained and administered in compliance with Section 409A of the Code and no payment to be made under any plan or arrangement is, or to the Knowledge of the Company, subject to the penalties of Section 409A(a)(1) of the Code. No Target Company nor, to the Knowledge of the Company, any “party in interest” or any “disqualified person” with respect to an Employee Benefit Plan, has engaged in a non-exempt “prohibited transaction” (within the meaning of Section 406 of ERISA or Section 4975 of the Code) that would reasonably be expected to result in material liability to any Target Company under Section 406 of ERISA or Section 4975 of the Code.  All material contributions required to be made to, and all premiums required to be paid with respect to, the Employee Benefit Plans have been timely made in accordance with the terms of the Employee Benefit Plans, any applicable Contracts and applicable Laws. All material contributions for any period ending on or before the Closing Date that are not yet due have been or will be paid to each Employee Benefit Plan (or related trust) or accrued in accordance with GAAP or other local Law accounting requirements, and all premiums or other payments for all periods ending on or before the Closing Date have and will have been timely paid with respect to each Employee Benefit Plan that is an employee welfare benefit plan (as defined in Section 3(1) of ERISA), including Foreign Plans, whether or not subject to ERISA.

(e)                                  Except as set forth in Section 2.14(e) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby could (either alone or in conjunction with any other event): (i) result in any payment from any Target Company becoming due to any current or former employee, director, consultant or other service provider of any Target Company; (ii) materially increase any compensation or benefits otherwise payable by any Target Company; (iii) result in the acceleration of the time of payment or vesting of any compensation or benefits payable by any Target Company; (iv) result in the requirement of any Target Company to provide funding for security for any such compensation or benefits; (v) limit the right of any Target Company to amend, merge or terminate any Employee Benefit Plan or related trust; (vi) as of the Closing, result in any “parachute payment” as defined in Section 280G(b)(2) of the Code that would reasonably be expected to trigger the disallowance of a deduction under Code Section 280G(a) or an excise tax under Code Section 4999(a) (whether or not such payment is considered to be reasonable compensation for services rendered); or (vii) result in a requirement to pay any tax “gross-up” or similar “make-whole” payments to any employee, director, consultant or other service provider of any Target Company.

(f)                                   Except as set forth in Section 2.14(f) of the Company Disclosure Schedule, no employee of any Target Company is a “leased employee” within the meaning of Section 414(n) of the Code.

(g)                                  There is no action, investigation, suit, claim or Proceeding pending, or to the Knowledge of the Company, threatened in writing against any Target Company with respect to any Employee Benefit Plan or to the Knowledge of the Company against any fiduciary or service provider thereof (other than routine claims for benefits).  To the Knowledge of the Company, there is no reasonable basis for any such action, investigation, suit, claim or Proceeding.

(h)                                 Each Employee Benefit Plan maintained outside the jurisdiction of the United States (each, a “Foreign Plan”), including any such plan required to be maintained or contributed to by applicable Law or custom of the Relevant Jurisdiction, to the extent required to be registered, has been registered and maintained in good standing with the applicable regulatory authorities.  Each Foreign Plan has been maintained, operated and administered in material compliance with its terms and the requirements of all applicable Laws and all Foreign Plans required to be funded have been funded in accordance with applicable Law. Without limiting the foregoing, in respect of each Company Subsidiary which is incorporated in England and Wales, (i) neither it nor any of its Subsidiaries is or has at any time been an employer (for the purposes of Sections 38-51 Pensions Act 2004 of an occupational pension scheme which is not a money purchase scheme (both terms as defined in the Pensions Schemes Act 1993, and (ii) neither it nor any of its Subsidiaries is or has at any time been “connected” with or an “associate” of (as those terms are used in Sections 39 and 43 Pensions Act 2004) such an employer.

Section 2.15                             Tax Matters.

(a)                                 Except as set forth in Section 2.15 of the Company Disclosure Schedule, the Target Companies have filed all income and other material Tax Returns that they were required to file, and all such Tax Returns were correct and complete in all material respects.  The Target Companies have paid all Taxes due and owing by them, whether or not shown on any Tax Return.  Except as set forth in Section 2.15 of the Company Disclosure Schedule, no Target Company (i) is currently the beneficiary of any extension of time within which to file any Tax Return or (ii) has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(b)                                 Since December 2009, the Company has been treated as a partnership for U.S. Tax purposes pursuant to an election made under U.S. Treasury Regulations Section 301.7701-3(c).  Hibernia Atlantic U.S. LLC and each non-U.S. Company Subsidiary (other than Hibernia Express (Ireland) Limited, Hibernia Express (Canada) Limited and Hibernia Express (UK) Limited and Hibernia Local Fibre Limited) is treated as an entity that is disregarded from the Company for U.S. Tax purposes.  Each of Hibernia Express (Ireland) Limited, Hibernia Express (Canada) Limited and Hibernia Express (UK) Limited is (and always has been) taxable as a CFC for U.S. Tax purposes.

(c)                                  There are no Liens for Taxes, other than Permitted Liens, upon the assets of any Target Company.

(d)                                 No Target Company has received written notice from a Governmental Authority of a claim concerning any Tax liability of any Target Company that has not already been resolved, and there are no pending or, to the Knowledge of the Company, threatened actions for the assessment or collection of Taxes owed or owing by any Target Company.

(e)                                  The Company has made available to the Purchaser complete and correct copies of all Income Tax Returns and all other material Tax Returns filed by the Target Companies for its taxable years ending on and after December 31, 2012.  Section 2.15(e) of the Company Disclosure Schedule identifies the Income Tax Returns and all other material Tax Returns of the Target Companies that have been audited since January 1, 2012 or are currently the subject of such an audit.

(f)                                   No Target Company (i) has been a member of an “affiliated group”, within the meaning of Code Section 1504(a) or (ii) has any liability for the Taxes of any other Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by Contract or otherwise.

(g)                                  No Target Company is a party to any Tax allocation or Tax sharing agreement.

(h)                                 No Target Company is or has been a party to any “listed transaction”, as defined in Code Section 6707A and Treasury Regulation Section 1.6011-4(b)(2).

(i)                                     Except as set forth in Section 2.15 of the Company Disclosure Schedule, no written claim has ever been made by a Governmental Authority in a jurisdiction where any Target Company does not file Tax Returns that any Target Company (that does not file Tax Returns with and does not pay Taxes to such jurisdiction) is or may be subject to taxation in such jurisdiction.  No Target Company has a request for a private letter ruling, a request for administrative relief, a request for technical advice, a request for a change of any method of accounting, or any other request that is pending with any Governmental Authority that relates to Taxes or Tax Returns of the Target Companies.

(j)                                    Each Target Company has timely and properly withheld all required Taxes from payments to its employees, agents, contractors, nonresidents, shareholders and lenders, and each Target Company timely remitted and reported all withheld Taxes to the proper Governmental Authority in accordance with all applicable Laws.

(k)                                 The unpaid Taxes of the Target Companies did not, as of the Balance Sheet Date, exceed the accruals and reserves for Taxes (excluding accruals and reserves for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the balance sheet set forth in the Unaudited Financial Statements (rather than in any notes thereto) and will not exceed that reserve as adjusted for operations and transactions entered into in the ordinary course of business through the Closing Date in accordance with the past custom and practice of the Target Companies in filing their Tax Returns.

(l)                                     Except as set forth in Section 2.15(f) of the Company Disclosure Schedule, no Target Company will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:  (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date, (iii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law) executed on or prior to the Closing Date, (iv) installment sale or open transaction disposition made on or prior to the Closing Date, (v) prepaid amount or any other income eligible for deferral under the Code or Treasury Regulations promulgated thereunder or (vi) election under Section 108(i) of the Code prior to the Closing Date.

(m)                             No Target Company is currently a party to any joint venture, partnership or other agreement or Contract treated as a partnership for federal income Tax purposes.

(n)                                 No Target Company has a permanent establishment or conducts business through any branch other than in its country of formation.

(o)                                 No Target Company (i) has recognized or is expected to recognize any material amount of “subpart F income” as defined in Section 952 of the Code and (ii) except for the Express Note, no non-U.S. Target Company has any investment in “United States property” within the meaning of Section 956 of the Code.

(p)                                 Each Target Company is in material compliance with all applicable transfer pricing Laws, including the use of an arm’s length or similar amount for related person charges, and the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology of the Target Companies.

(q)                                 No Target Company is a party to a gain recognition agreement under Section 367 of the Code.

(r)                                    There is no obligation on the part of Company to pay any Taxes arising under the Laws of India relating to the consummation of the transactions contemplated by this Agreement (“India Transaction Taxes”).  Accordingly, Purchaser is not obligated to make any withholding or remittance of any India Transaction Taxes.

Section 2.16                             Employees; Labor Matters.

(a)                                 Section 2.16(a) of the Company Disclosure Schedule sets forth (i) all of the employees of the Target Companies as of the date of this Agreement (the “Employees”),

including each such Employee’s: name, job title, current annual salary and commissions received through September 30, 2016, indication whether each such employee is paid on a salary, hourly and/or commission basis; classification as exempt or nonexempt under wage and hour laws; and business location; and (ii) a complete and accurate list of all of the independent contractors, consultants, temporary employees, leased employees or other agents employed or used by each Target Company and classified by any  Target Company as other than employees, or compensated other than through wages paid by the Target Company through the Target Company’s payroll department (“Contingent Workers”), showing for each Contingent Worker such individual’s role in the business, fee or compensation arrangements and other contractual terms with each Target Company. To the Knowledge of the Company, no Employee is a party to, or is otherwise bound by, any agreement or arrangement, including any confidentiality, nonsolicitation, non-competition other restrictive covenant agreement, or other agreement, that in any way adversely affects or restricts the performance of such Employee’s duties.

(b)                                 No Target Company is, or within the past three (3) years has been, a party to, or otherwise obligated under, any collective bargaining agreement or other agreement with any labor union or other labor organization.  Since January 1, 2015, there have been no strikes, work stoppages, slowdowns or lockouts pending or, to the Knowledge of the Company, threatened in writing, that involve the employees or Contingent Workers of the Target Companies.  Except as set forth in Section 2.16(b) of the Company Disclosure Schedule, there are no, and within the past three (3) years there have not been any, Proceedings, grievances, claims, complaints or charges pending or, to the Knowledge of the Company, threatened in writing against any Target Company with respect to any employment or labor matters, including without limitation with respect to wage and hour matters, the classification of Contingent Workers, discrimination, retaliation and restrictive covenant matters.

(c)                                  Each Target Company currently classifies and has properly classified each of its employees as exempt or non-exempt for the purposes of the Fair Labor Standards Act and state, local or any applicable foreign wage and hour laws, and is and has been otherwise in material compliance with such laws.  To the extent that any Contingent Workers are engaged by any Target Company, the Company currently classifies and has properly classified and treated them as Contingent Workers (as distinguished from Form W-2 employees (or its foreign equivalent)) in accordance with applicable law and for the purpose of all employee benefit plans and perquisites.

(d)                                 Each Target Company is, and for the past three (3) years has been, in material compliance with all applicable laws and regulations respecting labor and employment matters, including fair employment practices, workplace safety and health, work authorization and immigration, unemployment compensation, the classification of Contingent Workers, workers’ compensation, affirmative action, terms and conditions of employment, employee leave and wages and hours, including payment of minimum wages and overtime.

(e)                                  No Target Company is experiencing or anticipates experiencing a “plant closing,” “business closing,” or “mass layoff” or similar group employment loss as defined in the federal Worker Adjustment and Retraining Notification Act (the “WARN Act”) or any similar state, local or foreign law or regulation affecting any site of employment of any Target Company or one or more facilities or operating units within any site of employment or facility of any

Target Company within ninety (90) days of the date hereof.  During the ninety (90) day period preceding the date hereof, no more than ten (10) employees or Contingent Workers of the Target have suffered an “employment loss” as defined in the WARN Act with respect to any Target Company.

Section 2.17                             Licenses and Approvals; Rights-of-Way.  Except as set forth on Section 2.17 of the Company Disclosure Schedule, no suspension, termination, revocation, forfeiture, nonrenewal, cancellation or modification is pending, or to the Knowledge of the Company, threatened with respect to any material Licenses or Rights-of-Way of any Target Company or give rise to any order of forfeiture or material monetary penalty.  Each Target Company holds all Licenses and Rights-of-Way necessary for the Target Companies in all material respects to operate the Hibernia Networks, engage in all activities necessary for operation of the Hibernia Networks and conduct the Hibernia Business in compliance with applicable Law and any Order applicable to any Target Company or any of its assets or properties.  There are no Proceedings pending, or to the Knowledge of the Company, threatened that (a) question or contest the validity of, or seek the revocation, nonrenewal or suspension of, any material Licenses or Rights-of-Way of any Target Company or (b) seek the imposition of any material condition, administrative sanction, modification or amendment with respect to any material Licenses or Rights-of-Way of any Target Company.  No material License or Right-of-Way held by any Target Company since January 1, 2015 has been revoked or, to the Knowledge of the Company, is threatened to be revoked or otherwise terminated or adversely modified.  As of the date of this Agreement, the Company has no reason to believe that such Licenses and Rights-of-Way will not be renewed in the ordinary course.  Section 2.17 of the Company Disclosure Schedule sets forth, as of the date of this Agreement, a list of the Licenses and Rights-of-Way held by the Target Companies material to the operation of the Hibernia Networks, including the entity holding such License or Right-of-Way, the Governmental Authority or other entity granting such License or Right-of-Way, and the expiration date (if any); each of such Licenses and Rights-of-Way is in full force and effect and no Target Company is in default of, or violation in any material respect thereunder.  The term “Licenses” as included in this Section 2.17 excludes U.S. Communications Licenses and Foreign Communications Licenses.

Section 2.18                             Communications Matters.

(a)                                 U.S. Communications Matters.

(i)                                     Section 2.18(a)(i) of the Company Disclosure Schedule sets forth a list of U.S. Communications Licenses, including the licensee, file number, call sign, or other designation, as applicable, and the expiration date of each U.S. Communications License held by any Target Company, or pursuant to which such Person is authorized to engage in any activity subject to the jurisdiction of a local, state or federal U.S. Governmental Authority, listed separately for each such Governmental Authority that granted or issued such U.S. Communications License.  The Target Companies hold all U.S. Communications Licenses necessary for the Target Companies in all material respects to operate the U.S. portion of the Hibernia Networks, engage in all activities necessary for the operation of the U.S. portion of the Hibernia Networks and conduct the U.S. portion of the Hibernia Business.  The U.S. Communications Licenses are in full force and effect and constitute the valid, legal, binding and enforceable obligation of the

Target Company that is a party thereto (subject to the Equitable Exceptions).  The Target Companies, the operation of the U.S. portion of the Hibernia Networks, and the conduct of the U.S. portion of the Hibernia Business and all other activities using the U.S. Communications Licenses, are in compliance in all material respects with the U.S. Communications Licenses, and no suspension, modification, termination or cancellation of any of the U.S. Communications Licenses is pending or, to the Knowledge of the Company threatened.

(ii)                                  Except as set forth on Section 2.18(a)(ii) of the Company Disclosure Schedule, the operation of the U.S. portion of the Hibernia Networks and the conduct of the U.S. portion of the Hibernia Business are in material compliance with the U.S. Communications Laws, including any laws restricting foreign ownership of a telecommunications company.  All required material reports, fees, including all regulatory assessments, filings, applications, notices, and other submissions of the Target Companies to the FCC and any U.S. Governmental Authority with jurisdiction over telecommunications matters, are true, correct and complete in all material respects and have been filed and paid.  No Target Company has received any written notice, or has any Knowledge that the U.S. portion of the Hibernia Networks or the conduct of the U.S. portion of the Hibernia Business is not or has failed to be in compliance in all material respects with the U.S. Communications Laws or the U.S. Communications Licenses.  No material deficiencies have been asserted by the FCC, any other U.S. Governmental Authority, or any other Person with respect to any aspect of the Hibernia Network or the Hibernia Business subject to the jurisdiction of the FCC or such U.S. Governmental Authority, which have not been timely cured or are in the process of being timely cured.  No event has occurred and is continuing which could reasonably be expected to result in the imposition of a material forfeiture or the suspension, revocation, termination or adverse modification of any U.S. Communications License or materially or adversely affect any rights of any Target Company or any holder thereunder.

(iii)                               The FCC does not have jurisdiction over the non-U.S. portion of the Hibernia Networks and no U.S. Communications Licenses are required for operation of the non-U.S. portion of the Hibernia Networks under FCC Rules.

(iv)                              Each Target Company is in compliance in all material respects with each of the CALEA Requirements, CPNI Requirements and USF Requirements that are, in each case, applicable to such Person, the U.S. portions of the Hibernia Network or the conduct of the U.S. portions of the Hibernia Business.  All required material reports, fees, filings, applications and other submissions of the Target Companies to the FCC, the Universal Service Administrative Company, and any other U.S. Governmental Authority, or any other entity with respect to such requirements are true, correct and complete in all material respects and have been timely filed.  Each Target Company has timely taken all actions necessary to comply in all material respects with each of the foregoing CALEA Requirements, CPNI Requirements and USF Requirements, as applicable.

(v)                                 Except as set forth on Section 2.18(a)(v) of the Company Disclosure Schedule, no Target Company has received any written notice or has any Knowledge that it is not or has failed to be in compliance in all material respects with any of the CALEA Requirements, CPNI Requirements, or USF Requirements that are applicable to such Person, the Hibernia Network or the conduct of the Hibernia Business.  No material deficiencies have been asserted by the FCC, any U.S. Governmental Authority, or any other Person with respect to such requirements which have not been timely cured.

(b)                                 Foreign Communications Matters.

(i)                                     Section 2.18(b)(i) of the Company Disclosure Schedule sets forth a list of the material Foreign Communications Licenses, including the licensee, file number, call sign, or other designation, as applicable, and the expiration date of each material Foreign Communications License held by a Target Company, or pursuant to which such Person is authorized to engage in any activity subject to the jurisdiction of any non-U.S. Governmental Authority, listed separately for each such Governmental Authority that granted or issued such Foreign Communications License.  Except for the Foreign Communications Licenses listed on Section 2.18(b) of the Company Disclosure Schedule as “pending” which have been applied for by any Target Company but not yet received, each of the Target Companies holds all Foreign Communications Licenses necessary for the Target Companies in all material respects to operate the non-U.S. portion of the Hibernia Networks, engage in all activities necessary for the operation of the non-U.S. portion of the Hibernia Networks and conduct the non-U.S. portion of the Hibernia Business.

(ii)                                  The Foreign Communications Licenses were validly issued, are in full force and effect without conditions except for such conditions as are generally applicable to holders of such Foreign Communications Licenses and constitute the valid, legal, binding and enforceable obligation of the Target Company that is a party thereto (subject to the Equitable Exceptions).  The Target Companies, the operation of the non-U.S. portion of the Hibernia Networks, and the conduct of the non-U.S. portion of the Hibernia Business and all other activities using the Foreign Communications Licenses, are in compliance in all material respects with the Foreign Communications Licenses, and no suspension, modification, termination or cancellation of any of the Foreign Communications Licenses is pending or, to the Knowledge of the Company, threatened.

(iii)                               Except as set forth on Section 2.18(b)(iii) of the Company Disclosure Schedule), the operation of the Hibernia Networks and the conduct of the Hibernia Business are in material compliance with the Foreign Communications Laws, including any laws restricting foreign ownership of a telecommunications company.  All required material reports, fees and administrative charges, including all regulatory assessments, filings, applications, notices, and other submissions of the Target Companies to any non-U.S. Governmental Authority with jurisdiction over telecommunications matters, are true, correct and complete in all material respects and have been filed and paid.  No Target Company has received any written notice, or has any Knowledge that the non-U.S. portion of the Hibernia Networks or the conduct of the non-U.S. portion of the Hibernia Business is not or has failed to be in compliance in all material respects with the Foreign Communications Laws or the Foreign Communications Licenses.  No material deficiencies have been asserted by any non-U.S.

Governmental Authority or any other Person with respect to any aspect of the Hibernia Network or the Hibernia Business subject to the jurisdiction of such non-U.S. Governmental Authority, which have not been timely cured or are in the process of being timely cured.  No event has occurred and is continuing which could reasonably be expected to result in the imposition of a material forfeiture or the suspension, revocation, termination or adverse modification of any material Foreign Communications License or materially or adversely affect any rights of the Target Companies or any holder thereunder.

(iv)                              Except as set forth on Section 2.18(b)(iv) of the Company Disclosure Schedule, no Target Company has received any written notice or has any Knowledge that it is not or has failed to be in compliance in all material respects with any foreign requirements equivalent to the CALEA Requirements, CPNI Requirements or USF Requirements that are applicable to such Person, the Hibernia Network or the conduct of the Hibernia Business.  No material deficiencies have been asserted by any Governmental Authority or any other Person with respect to such requirements which have not been timely cured.

Section 2.19                             Insurance.  Section 2.19(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of all insurance policies maintained by the Target Companies. The Company has made available to the Purchaser true, correct and complete copies of such insurance policies, including all amendments, waivers, supplements or modifications thereto.  All such policies are in full force and effect, and all premiums with respect to such insurance policies have been paid in accordance with the terms and conditions of such insurance policies.  The Target Companies are in compliance in all material respects with all other terms and conditions of such insurance policies; and:  (a) no material dispute exists with any insurance carrier with respect to the scope of any insurance coverage; and (b) no Target Company has received any written notice of cancellation, termination or reduction in coverage or any other written indication that any such insurance policy is no longer in full force and effect or will not be renewed.  To the Knowledge of the Company, (i) no Target Company has done or omitted to do anything that might render any such policy void or unenforceable or otherwise limit, prejudice or reduce recovery under any such policy and (ii) no other circumstance exists that might render any such policy void or unenforceable or otherwise limit, prejudice or reduce recovery under any such policy.  Except as set forth on Section 2.19(b) of the Company Disclosure Schedule, none of the Target Companies has made any claim under any such policy since January 1, 2015 with respect to which an insurer has, in a written notice to a Target Company, questioned, denied or disputed or otherwise reserved its rights with respect to coverage.

Section 2.20                             No Improper Payments to Foreign Officials; Compliance with Trade Laws.

(a)                                 For the last five (5) years, (i) the Target Companies have complied with the U.S. Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. §§ 78a et seq. (1997 and 2000)) and any other applicable foreign or domestic anticorruption or anti-bribery Laws (collectively, the “Fraud and Bribery Laws”), and (ii) neither the Company, any Company Subsidiary, directors, or officers, nor, to the Knowledge of the Company, any employees, agents or other representatives acting on behalf of the Company or any Company Subsidiary have, directly or indirectly, in each case, in violation of the Fraud and Bribery Laws (A) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (B) offered, promised, paid or delivered any fee, commission or other sum of money or item of value, however characterized, to any finder, agent or other party acting on behalf of or under the auspices of a governmental or political employee or official or governmental or political entity, political agency, department, enterprise or instrumentality, in the United States or any other country, (C) made any payment to any customer or supplier, or to any officer, director, partner, employee or agent of any such customer or supplier, for the unlawful sharing of fees to any such customer or supplier or any such officer, director, partner, employee or agent for the unlawful rebating of charges, or (D) engaged in any other unlawful reciprocal practice, or made any other unlawful payment or given any other unlawful consideration to any such customer or supplier or any such officer, director, partner, employee or agent.

(b)                                 For the last five (5) years, the Target Companies have complied in all material respects with all applicable laws and regulations (collectively, the “Foreign Trade Laws”) (i) governing imports, exports, deemed exports, and transfers of goods, services, technology, software, or any other items into or from the United States or any foreign country (including without limitation, the Export Administration Regulations and the International Traffic in Arms Regulations), and (ii) relating to economic sanctions or embargoes (including without limitation, U.S. sanctions regulations administered by the U.S. Department of Treasury, Office of Foreign Assets Control), corrupt practices, money laundering, and compliance with unsanctioned foreign boycotts.

(c)                                  No Governmental Authority has notified any Target Company of any actual or alleged violation or breach of the Fraud and Bribery Laws or Foreign Trade Laws.  To the Knowledge of the Company, no Target Company is under investigation for alleged violation(s) of the Fraud and Bribery Laws or Foreign Trade Laws.

Section 2.21                             Affiliate Transactions.  Except as set forth in Section 2.21 of the Company Disclosure Schedule, no Target Company is a party, directly or indirectly, to any Contract, business arrangement or business relationship with any Seller or with any Affiliate of any Seller (excluding in each case the Target Companies), or with any director, officer, management-level employee, limited liability company manager or managing director (or functional equivalent of any of the foregoing) of any Target Company, or any of the immediate family members of any of the foregoing.

Section 2.22                             Brokers.  Except as set forth in Section 2.22 of the Company Disclosure Schedule, no Target Company is or will be obligated to pay any brokerage, finder’s or similar fee or commission in connection with the transactions contemplated by this Agreement.

Section 2.23                             Bank Accounts.  Section 2.23 of the Company Disclosure Schedule sets forth the names and locations of all banks, trust companies, savings and loan associations and other financial institutions at which the Target Companies maintain any deposit or checking account, the account numbers of all such accounts and the names of all persons authorized to draw thereon or make withdrawals therefrom.

Section 2.24                             Accounts Receivable and Accounts Payable.  The accounts receivable of the Target Companies arose from bona fide transactions entered into in the ordinary course of business and, except as set forth in Section 2.24 of the Company Disclosure Schedule, to the Knowledge of the Company’s, as of the date hereof there is no amount in excess of $50,000 that is subject to any contest, claim, defense or right of setoff that has been asserted or threatened under any Contract with any account debtor.  No Contract concerning any deduction, discount or other deferred price or quantity adjustment has been entered into with respect to any of the accounts receivable of the Target Companies.  Except as set forth in Section 2.24 of the Company Disclosure Schedule, as of the date hereof, no accounts payable have been outstanding for more than sixty (60) days.

Section 2.25                             Customers and Vendors.

(a)                                 Section 2.25(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of the thirty (30) largest (by dollar volume) customers of the Target Companies during the year ended December 31, 2015, and during the period commencing on January 1, 2016 and ending on September 30, 2016 (such customers, the “Significant Customers”), and sets forth for each Significant Customer the amount of revenue received by the Target Companies from such customer during the year ended December 31, 2015 and during the period commencing on January 1, 2016 and ending on September 30, 2016.

(b)                                 Section 2.25(b) of the Company Disclosure Schedule sets forth sets forth a true, correct and complete list of the thirty (30) largest (by dollar volume) vendors to the Target Companies during the year ended December 31, 2015, and during the period commencing on January 1, 2016 and ending on September 30, 2016 (such customers, the “Significant Vendors”), and sets forth for each Significant Vendor the amount paid by the Target Companies to such vendor during the  year ended December 31, 2015 and during the period commencing on January 1, 2016 and ending on September 30, 2016.

(c)                                  Except as set forth on Section 2.25(c) of the Company Disclosure Schedule, no Significant Customer or Significant Vendor has since December 31, 2015 (i) canceled or otherwise terminated, or, to the Knowledge of the Company, threatened to cancel or otherwise terminate or not renew, its relationship with the Target Companies, (ii) made a material adverse change in, or, to the Knowledge of the Company, threatened to make a material adverse change in, the dollar amount of its business with the Target Companies or (iii) requested or received a material decrease in the price paid to (with respect to Significant Customers) or increase in the prices charged to (in the case of Significant Vendors) any of the Target Companies.  Except as set forth on Section 2.25(c) of the Company Disclosure Schedule, since Balance Sheet Date, no Target Company has been involved in any material dispute with any Significant Customer or Significant Vendor that would have the effect of materially and adversely affecting the commercial relationship between such Target Company, on the one hand, and the Significant Customer or Significant Vendor, as applicable, on the other hand.

Section 2.26                             Books and Records.  The minute books of the Target Companies contain records that in all material respects are complete and reasonably accurate records of all meetings and other corporate actions of the board of directors/members (or the equivalent position with respect to foreign Subsidiaries), any committees thereof and the equityholders of the Target Companies since January 1, 2014.

Section 2.27                             Investment Company Status.  None of the Company or any other Target Company is an “investment company” as defined in, or subject to regulation under, the Investment Company Act of 1940, as amended.

Section 2.28                             Independent Investigation; No Other Representations and Warranties.  The Company acknowledges and agrees that in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and upon the representations and warranties of the Purchaser expressly set forth in Article IV and the other Purchaser Documents.  The Company acknowledges and agrees that the Purchaser is not making any representations or warranties whatsoever, express or implied, beyond those expressly set forth in Article IV and in the other Transaction Documents.  THE COMPANY SPECIFICALLY ACKNOWLEDGES AND AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES OF THE PURCHASER SET FORTH IN ARTICLE IV AND IN THE OTHER PURCHASER DOCUMENTS, NONE OF THE PURCHASER OR ANY OTHER PERSON (INCLUDING, ANY SHAREHOLDER, MEMBER, OFFICER, DIRECTOR, EMPLOYEE OR AGENT OF ANY OF THE FOREGOING, WHETHER IN ANY INDIVIDUAL, CORPORATE OR ANY OTHER CAPACITY) IS MAKING, AND THE COMPANY IS NOT RELYING ON, ANY REPRESENTATIONS, WARRANTIES, WHETHER ORAL OR WRITTEN, EXPRESS OR IMPLIED, STATUTORY OR OTHERWISE, AS TO ANY MATTER CONCERNING THE PURCHASER, THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF EACH SELLER

Each Seller, severally but not jointly, represents and warrants to the Purchaser as to itself, as of the date of this Agreement, as follows:

Section 3.1                                    Formation; Existence; Good Standing; Authority; Enforceability.

(a)                                 Such Seller is a corporation or limited liability company (including an S.A.R.L. under Luxemburg Law) (as applicable) duly incorporated, organized or formed and validly existing under the laws of the jurisdiction of its incorporation, organization or formation, and has all required entity power and authority to own the Shares and to conduct its business as presently conducted. Such Seller is duly licensed or qualified to do business and is in good standing under the laws of each other jurisdiction where its assets or the nature of its business and operations requires such license, qualification or good standing (if applicable), except where the failure to be so licensed or qualified or to be in good standing would not reasonably be expected to have a material adverse effect on the ability of such Seller to perform its obligations under this Agreement and the other Seller Documents to which it will be a party or to consummate the transactions contemplated hereby and thereby.

(b)                                 Such Seller has all required corporation or limited liability company (including an S.A.R.L. under Luxemburg Law) (as applicable) power and authority to execute and deliver this Agreement and the other Seller Documents to which it will be a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.  The execution, delivery and performance by such Seller of this Agreement and the other Seller Documents to which it is or will be a party and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all required action on the part of such Seller.

(c)                                  This Agreement has been duly and validly executed and delivered by such Seller, and each other Seller Document to be executed and delivered by such Seller will be duly and validly executed and delivered by such Seller.  Assuming due authorization, execution and delivery by the Purchaser, the Company, the other Seller and the Seller Representative, this Agreement constitutes, and each such other Seller Document to which it is or will be a party will constitute at the Closing, a legal, valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms, except for the Equitable Exceptions.

Section 3.2                                    No Conflicts; Consents.

(a)                                 Assuming the Seller Required Consents are filed and, if applicable, obtained prior to the Closing, the execution and delivery by such Seller of this Agreement does not, the execution and delivery by such Seller of the other Seller Documents to be executed and delivered by such Seller will not, the performance by such Seller of this Agreement and such other Seller Documents will not, and the consummation of the transactions contemplated hereby and thereby will not:  (i) violate or conflict with the Organizational Documents of such Seller in any material respect; (ii) result, in any material respect, in a violation of any Law applicable to such Seller; or (iii) result in the creation or imposition of any Liens on any of the properties or other assets of such Seller (including the Shares owned by such Seller).

(b)                                 Except as set forth in Section 3.2(b) of the Seller Disclosure Schedule, no consent, approval, waiver, Order, license or authorization of, or registration, application, qualification, designation, declaration, filing or notification with or to, any Governmental Authority or any other Person is required to be obtained or made by such Seller in connection the execution, delivery and performance by such Seller of this Agreement and the other Seller Documents to which such Seller will be a party, the performance by such Seller under this Agreement and each such other Seller Document, and the consummation of the transactions contemplated hereby and thereby.

Section 3.3                                    Title to Shares.  Except as set forth in Section 3.3 of the Seller Disclosure Schedule (with respect to Liens that will be discharged at Closing), such Seller is the legal and beneficial owner of such Seller’s Shares and has good and marketable title to such Seller’s Shares, free and clear of all Liens, except as to restrictions of general applicability imposed by applicable securities Laws.  Except as set forth in Section 3.3 of the Seller Disclosure Schedule, there are no Contracts between such Seller and any other Person with respect to the acquisition, disposition or voting of, or other matters pertaining to, any of the Shares owned by such Seller.  Such Seller has the power and authority to sell, transfer, assign and deliver the Shares owned by such Seller as provided in this Agreement, and such sale, transfer, assignment and delivery will convey to the Purchaser good and marketable title to such Shares, free and clear of all Liens, other than restrictions of general applicability imposed by applicable securities Laws and those imposed on the Shares by the Purchaser.

Section 3.4                                    Litigation.  There is no Proceeding pending or, to the Knowledge of such Seller, threatened in writing against such Seller, that:  (a) could affect the enforceability of this Agreement or any other Seller Document to which such Seller will be a party or any action taken or to be taken by such Seller in connection herewith or therewith; (b) seeks to enjoin the consummation of the transactions contemplated hereby and thereby; or (c) would reasonably be expected to have, individually or together with any other such Proceedings, a material adverse effect on the ability of such Seller to consummate the transactions contemplated hereby and thereby.

Section 3.5                                    Brokers.  Except as set forth on Section 3.5 of the Seller Disclosure Schedule, such Seller is not and will not be obligated to pay any brokerage, finder’s or similar fee or commission in connection with the transactions contemplated by this Agreement.

Section 3.6                                    Independent Investigation; No Other Representations and Warranties.  Each Seller acknowledges and agrees that in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and upon the representations and warranties of the Purchaser expressly set forth in Article IV and the other Purchaser Documents.  Such Seller acknowledges and agrees that the Purchaser is not making any representations or warranties whatsoever, express or implied, beyond those expressly set forth in Article IV and in the other Purchaser Documents.  SUCH SELLER SPECIFICALLY ACKNOWLEDGES AND AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES OF THE PURCHASER SET FORTH IN ARTICLE IV AND IN THE OTHER PURCHASER DOCUMENTS, NONE OF THE PURCHASER OR ANY OTHER PERSON (INCLUDING, ANY SHAREHOLDER, MEMBER, OFFICER, DIRECTOR, EMPLOYEE OR AGENT OF ANY OF THE FOREGOING, WHETHER IN ANY INDIVIDUAL, CORPORATE OR ANY OTHER CAPACITY) IS MAKING, AND SUCH SELLER IS NOT RELYING ON, ANY REPRESENTATIONS, WARRANTIES, WHETHER ORAL OR WRITTEN, EXPRESS OR IMPLIED, STATUTORY OR OTHERWISE, AS TO ANY MATTER CONCERNING THE PURCHASER, THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser represents and warrants to the Sellers, as of the date of this Agreement and as of the Closing, as follows:

Section 4.1                                    Formation; Existence; Good Standing; Authority; Enforceability.

(a)                                 The Purchaser is a corporation duly incorporated, organized or formed and validly existing under the laws of the State of Delaware, and has all required corporate power and authority to own or lease its properties and other assets and to conduct its business as presently conducted.  The Purchaser is duly licensed or qualified to do business and is in good standing under the laws of each other jurisdiction where its assets or the nature of its business and operations requires such license, qualification or good standing (if applicable), except where the failure to be so licensed or qualified or to be in good standing would not reasonably be expected to have a material adverse effect on the ability of the Purchaser to perform its obligations under this Agreement, the Escrow Agreement, the Subscription Agreements and the other documents to be executed and delivered by the Purchaser under this Agreement (collectively, the “Purchaser Documents”) or to consummate the transactions contemplated hereby and thereby.

(b)                                 The Purchaser has all required corporate power and authority to execute and deliver this Agreement and the other Purchaser Documents, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.  The execution, delivery and performance by the Purchaser of this Agreement and the other Purchaser Documents, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all required corporate action on the part of the Purchaser.  Without limiting the foregoing, the execution of this Agreement and the performance by the Purchaser of its obligations under this Agreement and any other Purchaser Documents to which the Purchaser is a party, including the issuance and delivery of Purchaser Stock hereunder, does not and will not require the approval of the Purchaser’s equity holders.

(c)                                  This Agreement has been duly and validly executed and delivered by the Purchaser, and each other Purchaser Document will be duly and validly executed and delivered by the Purchaser.  Assuming due authorization, execution and delivery by the Company, the Sellers and Seller Representative, this Agreement constitutes, and each other Purchaser Document will constitute, a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except for the Equitable Exceptions.

Section 4.2                                    No Conflicts; Consents.

(a)                                 Assuming the Purchaser Required Consents are filed and, if applicable, obtained prior to the Closing, the execution and delivery by the Purchaser of this Agreement does not, the execution and delivery by the Purchaser of the other Purchaser Documents will not, and the consummation of the transactions contemplated hereby and thereby will not:  (i) violate or conflict with the Organizational Documents of the Purchaser; (ii) with or without the giving of notice or the lapse of time, constitute a material breach of or result in a material default under, or result in any other party thereto having a right of termination, cancellation or acceleration under, any material Contract to which the Purchaser is a party or by which any of the Purchaser’s properties and other assets are bound; or (iii) result, in any material respect, in a violation of any Law applicable to the Purchaser.

(b)                                 Except as set forth in Section 4.2(b) of the Purchaser Disclosure Schedule (the notices and consents set forth therein, collectively the “Purchaser Required Consents”), and filings and notifications to the SEC, The New York Stock Exchange or the Purchaser’s transfer agent incidental to the Purchaser’s status as a public company with shares listed on The New York Stock Exchange, no consent, approval, waiver, Order, license or authorization of, or registration, application, qualification, designation, declaration, filing or notification with or to, any Governmental Authority or any other Person is required to be obtained or made by the Purchaser in connection the execution, delivery and performance by the Purchaser of this Agreement and the other Purchaser Documents, the performance by the Purchaser under this Agreement and each other Purchaser Document, and the consummation of the transactions contemplated hereby and thereby.

Section 4.3                                    Litigation.  There is no Proceeding pending or, to the Knowledge of the Purchaser, threatened against the Purchaser, that: (a) could affect the enforceability of this Agreement or any other Purchaser Document or any action taken or to be taken by the Purchaser in connection herewith or therewith; (b) seeks to enjoin the consummation of the transactions contemplated hereby and thereby; or (c) would reasonably be expected to have, individually or together with any other such Proceedings, a material adverse effect on the ability of the Purchaser to consummate the transactions contemplated hereby and thereby.

Section 4.4                                    Brokers.  Except as set forth on Section 4.4 of the Purchaser Disclosure Schedule, the Purchaser is not and will not be obligated to pay any brokerage, finder’s or similar fee or commission in connection with the transactions contemplated by this Agreement.

Section 4.5                                    Financial Ability to Perform.

(a)                                 Attached hereto as Exhibit B is a true and complete copy of an executed debt commitment letter and related term sheets (the “Debt Commitment Letter”), entered into on or prior to the date hereof, from the Debt Financing Sources pursuant to which, and subject to the terms and conditions of which, the Debt Financing Sources have committed, subject to the Debt Financing Conditions, to provide loans in the amounts set forth therein for the purposes of consummating the transactions contemplated by this Agreement on the Closing Date, and to pay the fees and expenses of the Purchaser in connection with the negotiation, execution and delivery of this Agreement and the definitive documents contemplated in the Debt Commitment Letter and the consummation of the transactions contemplated hereby and thereby (the “Debt Financing”).  The net proceeds from the Debt Financing (including after giving effect to all “flex” provisions contained therein), together with cash on hand of the Purchaser, will be sufficient to consummate the transactions contemplated by this Agreement, including without limitation, the payment of any fees and expenses payable hereunder on the Closing Date by the Purchaser.

(b)                                 The Debt Commitment Letter is in full force and effect as of the date of this Agreement and is the legal, valid and binding obligation of the Purchaser and, to the Knowledge of Purchaser, each of the other parties thereto, and enforceable in accordance with the terms and conditions thereof, except as may be limited by the Equitable Exceptions.  As of the date of this Agreement, (i) the Debt Commitment Letter has not been terminated, amended, supplemented or modified in any respect, and no amendment to the Debt Commitment Letter is contemplated, and (ii) none of the commitments set forth in the Debt Commitment Letter has been withdrawn or rescinded in any respect.  As of the date of this Agreement, no Debt Financing Source has notified Purchaser of (A) its intention to terminate the Debt Commitment Letter or not to provide any or all of the Debt Financing or (B) any fact, condition, event or circumstance that would reasonably be expected to prevent the Debt Financing from being consummated and funded in full in accordance with, and within the time periods set forth in, the Debt Commitment Letter.

(c)                                  The Purchaser is not in breach of any of the terms set forth in the Debt Commitment Letter, and as of the date of this Agreement, to the Purchaser’s Knowledge, no fact, condition, event or circumstance has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Purchaser, or any other parties thereto, under any term of the Debt Commitment Letter.  There are no conditions precedent or other contingencies related to the consummation and funding of the full amount of the Debt Financing at the Closing, other than the conditions expressly set forth in this Agreement and the Debt Financing Conditions (collectively, the “Disclosed Conditions”).  Except for this Agreement, standard fee letters with respect to fees and related arrangements with respect to the Debt Financing and the engagement letter and fee credit letter for the offering of Notes (as defined in the Debt Commitment Letter) contemplated by the Debt Commitment Letter, none of which amend or modify the Debt Commitment Letter or the Disclosed Conditions in any respect, there are no side letters, understandings or other Contracts or arrangements to which Purchaser or any of its Affiliates is a party which in any way affect, amend, modify or relate to the Debt Commitment Letter.  As of the date of this Agreement, the Purchaser has no reason to believe that any of the Debt Financing Conditions which are within its control or influence will not be satisfied on or before the Closing.  The Purchaser has fully paid any and all commitment and other fees and other amounts that have been incurred in connection with the Debt Commitment Letter and are due and payable on or prior to the date of this Agreement in connection with the Debt Financing, and will pay, from the date hereof through the Closing, all such commitment and other fees and other amounts as they become due.  For the avoidance of doubt, it is not a condition to Closing under this Agreement for the Purchaser to obtain the Debt Financing or any alternative financing.

Section 4.6                                    Investment Representations.  The Purchaser is purchasing the Shares for investment purposes and not with a present view to, or for sale in connection with, any distribution thereof, within the meaning of the Securities Act.  The Purchaser acknowledges that the Shares have not been registered under the Securities Act or qualified under applicable securities Laws of any jurisdiction and understands the restrictions on resale of the Shares imposed by the Securities Act and such applicable securities Laws.  The Purchaser also acknowledges that the Sellers and the Company have no obligation to register the Shares, that there is no public market for the Shares, that there may never be a public market for the Shares, and that, even if such a market develops, the Purchaser may never be able to sell or dispose of the Shares and, accordingly, the Purchaser must bear the economic risk of this investment potentially indefinitely.  The Purchaser is an “accredited investor,” as that term is defined in Rule 501 under Regulation D promulgated under the Securities Act.

Section 4.7                                    Projections.  The Purchaser acknowledges that, other than as expressly set forth in Articles II and III, none of the Company, the Sellers, or any of their respective Affiliates, or any of the Company’s, the Sellers’ (or any of their respective Affiliates’) respective agents, advisors or other representatives has not made nor will be making any representations and warranties with respect to:  (a) any projections, estimates or budgets delivered or made available to the Purchaser or any agent, advisor or other representative of the Purchaser with respect to future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of any Target Company; (b) any due diligence report delivered or made available to the Purchaser or any agent, advisor or other representative of the Purchaser in connection with the transactions contemplated by this Agreement; or (c) any other information or documents delivered or made available to the Purchaser or any agent, advisor or other representative of the Purchaser with respect to any Target Company, or their respective businesses, operations or any other matter (except, as to each Seller, as provided in the other Seller Documents to which such Seller is a party).

Section 4.8                                    Independent Investigation; No Other Representations and Warranties.  The Purchaser has conducted its own independent investigation, review and analysis of the businesses, operations, results of operation, financial condition and properties and other assets of the Target Companies.  The Purchaser acknowledges and agrees that in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and upon the representations and warranties of the Company and the Sellers expressly set forth in Articles II and III; provided, that this disclaimer of reliance shall not be deemed a waiver of or in any way impair, and shall not apply, in the case of Excluded Fraud.  The Purchaser acknowledges that any announcement by Sellers of their intention to sell the Shares (as well as the execution of this Agreement and the consummation of the transactions contemplated hereby) might affect one or more of the customer relationships of the Company, and that any such effects which clearly and demonstrably result from such announcement, do not and will not constitute a breach of any of the Company’s representations and warranties whatsoever, express or implied, beyond those expressly set forth in Articles II and III and in the other Seller Documents.  THE PURCHASER SPECIFICALLY ACKNOWLEDGES AND AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND THE SELLERS SET FORTH IN ARTICLE II AND ARTICLE III, RESPECTIVELY, AND IN THE OTHER SELLER DOCUMENTS, NONE OF THE COMPANY, THE SELLERS OR ANY OTHER PERSON (INCLUDING, ANY SHAREHOLDER, MEMBER, OFFICER, DIRECTOR, EMPLOYEE OR AGENT OF ANY OF THE FOREGOING, WHETHER IN ANY INDIVIDUAL, CORPORATE OR ANY OTHER CAPACITY) IS MAKING, AND THE PURCHASER IS NOT RELYING ON, ANY REPRESENTATIONS, WARRANTIES, WHETHER ORAL OR WRITTEN, EXPRESS OR IMPLIED, STATUTORY OR OTHERWISE, AS TO ANY MATTER CONCERNING THE TARGET COMPANIES, THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 4.9                                    Solvency.  Immediately after giving effect to the transactions contemplated by this Agreement, and assuming (a) the representations and warranties of the Company and the Sellers set forth in Article II and Article III will be true and correct as of the Closing Date as though made on and as of the Closing Date (to the extent relevant to the subject matter of this Section 4.9), (b) the Company and the Sellers will have performed and complied in all material respects with all covenants required to be performed or complied with by the Company and the Sellers under this Agreement on or prior to the Closing Date, and (c) immediately prior to the Closing, none of the Target Companies will (i) be insolvent (either because its financial condition is such that the sum of its debts is greater than the fair value of its assets or because the fair salable value of its assets is less than the amount required to pay its probable liability on its existing debts as they mature) or (ii) have incurred debts beyond its ability to pay as they become due, then the Purchaser and each of its Subsidiaries (including the

Target Companies) shall be able to pay their respective debts as they become due, shall own property which has a fair saleable value greater than the amounts required to pay their respective debts (including a reasonable estimate of the amount of all contingent liabilities) and shall have adequate capital to carry on their respective businesses.  No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of the Purchaser or any of its Subsidiaries (including the Target Companies).

Section 4.10                             Capitalization.

(a)                                 As of the date of this Agreement, the authorized capital stock of the Purchaser consists of 80,005,000 shares, par value $0.0001 per share, of which 80,000,000 are designated as common stock (the “Purchaser Common Stock”) and 5,000 are designated as preferred stock.  At the close of business on November 6, 2016, 37,198,778 shares of Purchaser Common Stock were issued and outstanding, and (ii) 1,841,378 shares of Purchaser Common Stock were reserved and available for issuance under Purchaser’s stock plans, outstanding options, warrants, and other securities convertible into Purchaser Common Stock.  At the close of business on the date hereof, no shares of such preferred stock were issued and outstanding, and no shares of such preferred stock were reserved for any purpose.

(b)                                 The rights, privileges and preferences of the Purchaser Common Stock are as stated in the Purchaser’s Organizational Documents as filed with or incorporated by reference into the Purchaser’s SEC Documents (as defined below) through the date hereof.  All of the outstanding shares of Purchaser Common Stock have been duly authorized, are fully paid and nonassessable and were issued in compliance with the Securities Act and applicable state securities Laws.

Section 4.11                             Valid Issuance of Purchaser Stock.  The shares of Purchaser Stock issued or issuable pursuant to Article I will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Delaware General Corporation Law, the Purchaser Organizational Documents or any Contract to which the Purchaser is a party or otherwise bound.  Assuming the accuracy of the representations and warranties of the Sellers contained in this Agreement and the Subscription Agreements, issuance of the Purchaser Stock to the Sellers in the manner contemplated by this Agreement does not require registration under the Securities Act.

Section 4.12                             SEC Documents; Exchange Compliance.

(a)                                 The Purchaser has furnished or filed all reports, schedules, forms, statements and other documents (including exhibits included therewith and financial statements and schedules thereto and other information incorporated by reference therein) required to be furnished or filed by the Purchaser with the Securities and Exchange Commission (the “SEC”) since January 1, 2015 (such documents, together with any documents filed with the SEC during such period by the Purchaser on a voluntary basis on a Current Report on Form 8-K being collectively referred to as the “SEC Documents”).  As of the date of this Agreement, the

Purchaser has not received any written comments from the SEC staff with respect to the SEC Documents that have not been resolved to the satisfaction of the SEC staff.

(b)                                 As of their respective dates, the SEC Documents complied as to form with the requirements of the Exchange Act or the Securities Act, as applicable, and the applicable rules and regulations of the SEC promulgated thereunder in all material respects.  As of their respective dates, and as of the date any information from the SEC Documents has been incorporated by reference, the SEC Documents did not contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein made, in light of the circumstances under which they were made, not misleading.  As of their respective dates, the consolidated audited financial statements of the Purchaser included in the SEC Documents, including the notes thereto, complied as to form in all material respects with applicable accounting requirements and the securities laws with respect thereto. Such consolidated audited financial statements have been prepared in accordance with GAAP, consistently applied, during the periods involved (except as may be otherwise indicated in such financial statements or the notes thereto) and fairly present in all material respects the financial position of the Purchaser as of the dates thereof and the results of its or their operations and cash flows, as applicable, for the periods then ended.

ARTICLE V
COVENANTS

Section 5.1                                    Conduct of the Sellers and the Purchaser.

(a)                                 Except (i) as set forth in Section 5.1(a) of the Seller Disclosure Schedule or (ii) as otherwise consented to by the Purchaser in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement until the first to occur of Closing or the termination of this Agreement in accordance with Article VIII (the “Pre-Closing Period”), each of the Sellers shall, subject to the terms and conditions of this Agreement:  (A) not sell or otherwise dispose of such Seller’s Shares; (B) not waive or relinquish any material right or claim with respect to such Seller’s Shares that would adversely impact the Purchaser; and (C) not take any action or fail to take any action that would result in any of the representations and warranties of such Seller set forth in Article III becoming not correct in all material respects (in the case of representations and warranties not qualified as to materiality or Material Adverse Effect) or not correct in all respects (in the case of representations and warranties qualified as to materiality or Material Adverse Effect).

(b)                                 Except (i) as set forth in Section 5.1(b) of the Purchaser Disclosure Schedule or (ii) as otherwise consented to by Seller Representative in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Pre-Closing Period, the Purchaser shall, subject to the terms and conditions of this Agreement, not take any action or fail to take any action that would result in any of the representations and warranties of the Purchaser set forth in Article IV becoming not correct in all material respects (in the case of representations and warranties not qualified as to materiality or material adverse effect) or not correct in all respects (in the case of representations and warranties qualified as to materiality or material adverse effect).

Section 5.2                                    Conduct of the Target Companies.

(a)                                 Except (I) as set forth in Section 5.2(a) of the Company Disclosure Schedule, (II) for compliance with the obligations of any Target Company under the Microsoft Documents, (III) to the extent expressly provided in this Agreement, (IV) to the extent required by applicable Law (after consultation with the Purchaser), or (V) as otherwise consented to by the Purchaser in writing (such consent not to be unreasonably withheld, conditioned or delayed, except with respect to the following subsections (C)(ii), (iii), (ix), (xv), (xvii) or (xviii) (but with respect to clause (xviii) only for Contracts with respect to the preceding clauses referred to in this parenthetical), for which the Purchaser’s consent may be withheld, conditioned or delayed at its sole discretion), during the Pre-Closing Period, the Sellers shall cause the Target Companies to:  (A) conduct the Hibernia Business in the ordinary course; (B) use commercially reasonable efforts to preserve substantially intact the Target Companies’ present business organization and to preserve in all material respects the Target Companies’ present relationships with customers, suppliers and other key Persons having business dealings with the Target Companies; and (C):

(i)                                     except for the CVC Contract, which shall be amended or terminated solely in a manner consistent with this Agreement and the replacement of the subsea maintenance Contract set forth on Schedule 5.2(a)(C)(i) supporting the subsea Hibernia Networks with an agreement in substantially the form provided to the Purchaser prior to the date of this Agreement, not amend or terminate any Material Contract, except in the ordinary course of business consistent with past practice or in a manner that is not adverse to any Target Company;

(ii)                                  not sell, assign, transfer, convey, license, lease or otherwise dispose of any of its properties or assets (or any rights with regard to such assets, including IRUs), except for (A) sales of inventory (other than sales of IRUs) in the ordinary course of business consistent with past practice, (B) the winding down of one or both of the Dormant Subsidiaries, and (C) dispositions of worn out or obsolete assets or properties in the ordinary course of business consistent with past practice; provide that, to the extent that the Target Companies seek the consent of the Purchaser with respect to the execution of a Pre-paid Contract, such consent shall not be unreasonably withheld, conditioned or delayed;

(iii)                               not make any distributions in respect of any equity interest of any Target Company (except distributions and/or dividends by the Company permitted by the Credit and Guaranty Agreement) or redeem, call, retire or otherwise repurchase any equity interests of the Company;

(iv)                              not incur any Indebtedness other than (x) capital lease obligations, synthetic lease obligations or sale leaseback obligations incurred in the ordinary course of business consistent with past practice and which are identified in the budget set forth in Schedule 5.2(a)(C)(iv), (y) Indebtedness under the revolving credit facility pursuant to the Credit and Guaranty Agreement incurred in the ordinary course of business in an amount not to exceed $10,000,000, provided that such Indebtedness shall be repaid at closing, and (z) Funded Debt that is or will be repaid in full at or prior to the Closing;

(v)                                 not permit any Liens to encumber the Target Companies’ properties and other assets, other than (x) Permitted Liens and (y) Liens to be released at or prior to Closing;

(vi)                              not waive or relinquish any material right or claim, other than in the ordinary course of business consistent with past practice or as specifically permitted by Section 5.2(a)(xiv);

(vii)                           not amend any Target Company Organizational Documents;

(viii)                        except to the extent that the same are being contested in good faith and by appropriate proceedings, pay accounts payable and other obligations and liabilities in the ordinary course of business consistent with past practice;

(ix)                              not modify in any material respect the terms of, discount, set-off or accelerate the collection of accounts receivable, other than in the ordinary course of business consistent with past practice;

(x)                                 not (A) enter into any collective bargaining agreement, (B) establish, adopt, enter into, terminate or materially amend any Employee Benefit Plan, (C) make any severance, retention, change in control or similar payments except to the extent required by the terms of Contracts set forth on the Company Disclosure Schedule or (D) increase, or make any material changes in the nature or form of, wages, salary, commissions, bonuses, fringe benefits or other compensation (including equity-based compensation, whether payable in stock, cash or other property) or other remuneration to any Target Company’s directors (or the equivalent position with respect to foreign Subsidiaries), officers (or the equivalent position with respect to foreign Subsidiaries), employees, consultants or other service providers except for annual increases made in the ordinary course of business consistent with past practice or as required by the terms of a Contract set forth on the Company Disclosure Schedule;

(xi)                              not take any action or fail to take any action that would result in any of the representations and warranties of the Company set forth in Article II becoming not correct in all material respects (in the case of representations and warranties not qualified as to materiality or Material Adverse Effect) or not correct in all respects (in the case of representations and warranties qualified as to materiality or Material Adverse Effect);

(xii)                           promote any employee to the level of executive or above (or the equivalent position with respect to foreign Subsidiaries) or change any employee’s title to executive or above (or the equivalent position with respect to foreign Subsidiaries), hire any employee at the executive level (or the equivalent position with respect to foreign Subsidiaries) or with an annual base salary in excess of $175,000 or terminate any executive level (or the equivalent position with respect to foreign Subsidiaries) employee, except for cause;

(xiii)                        except for the purpose of provisioning a new customer in the ordinary course of business (and provided such provisioning does not breach any other provision of this Agreement), make any capital expenditures in excess of $250,000 in the aggregate per month that is not contemplated by the budget included in Section 5.2(a)(C)(iv);

(xiv)                       not settle, release or forgive any material Action or waive any right thereto except for the Special Indemnified Matter, which may be settled, released or forgiven in compliance with Section 5.11;

(xv)                          not make any change in its annual accounting period or any material change in its accounting methods, practices, policies or principles, whether for general, financial reporting or Tax purposes (including its practices with respect to the collection of accounts receivable and the payment of accounts payable, and its methods for calculating depreciation or amortization or any bad debt, contingency or other reserve), other than such changes as are required by GAAP or applicable Law;

(xvi)                       make or change any material Tax election, file an amended Tax Return, enter into any agreement (including, without limitation, a closing agreement) with respect to Taxes, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment, adopt or change any accounting methods, practices or periods for Tax purposes, request any Tax ruling, enter into any Tax sharing or similar agreement or arrangement (excluding, for this purpose, any agreement entered into in the ordinary course of business that is not primarily related to Taxes), or settle any Tax claim or assessment;

(xvii)                    not issue, grant or sell (x) any capital stock of any Target Company (other than in connection with a recapitalization required to comply with any applicable thin capital rules) or (y) any options, warrants, rights of conversion, agreements, arrangements or commitments obligating any Target Company to issue, deliver or sell any capital stock of any Target Company, or make any other changes in the equity capital structure of any Target Company; or

(xviii)                 not enter into any Contract or otherwise become obligated to take any action prohibited under the foregoing subsections (i)-(xvii).

Section 5.3                                    Control of Operations.  Nothing in this Article V shall give the Purchaser, directly or indirectly, the right to control or direct the operations of the Target Companies prior to Closing.  Prior to Closing, the Target Companies shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their respective operations.

Section 5.4                                    Efforts to Consummate; Regulatory and Other Approvals.

(a)                                 During the Pre-Closing Period, the Purchaser shall, and the Sellers shall (and shall cause the Target Companies to), in good faith and in a timely manner, use their respective commercially reasonable efforts to take or cause to be taken all actions, do or cause to be done all things reasonably necessary, proper or advisable, and execute and deliver such documents, as may be reasonably necessary to carry out the provisions of this Agreement, consummate the Closing hereunder and make effective the transactions contemplated by this Agreement.  Subject to the provisions of Section 5.4(c), the parties shall use their commercially reasonable efforts to make all filings with any Governmental Authority (including the HSR Act filings discussed in Section 5.4(c) and filings under any applicable U.S. Communications Laws or Foreign Communications Laws or foreign antitrust or competition Laws) and to obtain all necessary waivers, consents and approvals from, and to take all necessary actions to avoid any Proceeding by, any Governmental Authority.

(b)                                 Without limiting the generality of Section 5.4(a), during the Pre-Closing Period, the Purchaser shall, and the Sellers shall (and shall cause the Target Companies to), in good faith and in a timely manner, use their respective commercially reasonable efforts to: (i) cause the Closing conditions contained in Article VI applicable to such party to be satisfied, and refrain from taking any actions that would have the effect of delaying, impeding or preventing satisfaction of any of the Closing conditions contained in Article VI applicable to such party; and (ii) defend against any Proceedings challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any temporary restraining order, preliminary injunction or other legal restraint or prohibition entered or imposed by any Governmental Authority and that is not yet final and non-appealable to be vacated or reversed. For the avoidance of doubt, nothing in this Section 5.4 shall obligate any party to waive or amend any condition set forth in Article VI or any underlying representation, warranty, covenant or agreement.

(c)                                  Each of the Purchaser and the Sellers shall file or cause to be filed as promptly as reasonably practicable with the United States Federal Trade Commission and the United States Department of Justice, in each case pursuant to the HSR Act: (i) the notification and report form required for the transactions contemplated hereby, which form shall be filed not later than five (5) Business Days following the date of this Agreement; and (ii) any supplemental information requested in connection therewith, which information shall be filed as soon as reasonably practicable after the request therefor.  Any such notification and report form and supplemental information shall be in substantial compliance with the requirements of the HSR Act.

(d)                                 During the Pre-Closing Period, the Purchaser shall not, and it shall cause its Affiliates and Subsidiaries to not, enter into any letter of intent or agreement to acquire, directly or indirectly: (A) any assets constituting a line of business; (B) a controlling equity interest; or (C) any assets or equity interests, in each case that would require a filing under the HSR Act or any foreign antitrust or competition Laws or affect any existing filing made by the parties hereunder under the HSR Act or any foreign antitrust or competition Laws or any regulatory approval obtained in connection therewith.

(e)                                  Subject to applicable Laws relating to the exchange of information, the Sellers, on the one hand, and the Purchaser, on the other hand, shall each furnish to the other such necessary information and reasonable assistance as the other may reasonably request in connection with its preparation of the notices and requests referred to in this Section 5.4 and any filing or approval process that is necessary under the HSR Act, U.S. Communications Laws or Foreign Communications Laws, foreign antitrust and competition Law and any other applicable Law.  Except to the extent limited by applicable Law, the Sellers, on the one hand, and the Purchaser, on the other hand, shall: (i) each keep the other apprised of the status of any communications with, and any inquiries or requests for additional information from, any

Governmental Authority in connection with this process; (ii) in connection therewith, provide each other the right to review in advance, and to the extent applicable consult with each other on, all written materials submitted to, any Governmental Authority in connection with the Share Purchase and the other transactions contemplated by this Agreement (in exercising the foregoing right, each of the parties shall act reasonably and as promptly as reasonably practicable); and (iii) comply as promptly as reasonably practicable and in any event in accordance with applicable Law with any such inquiry or request.  Any party may, as it reasonably deems advisable and necessary, designate any competitively sensitive material provided to the other party under this Section 5.4 as “outside counsel only.”  Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient, unless express written permission is obtained in advance from the source of the materials.

(f)                                   Each of the Purchaser and the Company shall use its reasonable best efforts to take such action as may be required to cause the expiration of the notice periods under the HSR Act and its commercially reasonable efforts to take such action as may be required to cause the expiration of the notice periods under the U.S. Communications Laws or Foreign Communications Laws, foreign antitrust and competition Law and any other applicable Laws with respect to such transactions as promptly as possible after the execution of this Agreement and to avoid the entry of, or to effect the dissolution of, any Order in any suit or preceding, that would otherwise have the effect of preventing or materially delaying the consummation of the transactions contemplated by this Agreement.  Without limiting the foregoing, the Target Companies, the Sellers, the Purchaser and their respective Affiliates shall not extend any waiting period or comparable period under the HSR Act or other applicable Laws or enter into any agreement with any Governmental Authority not to consummate the transactions contemplated hereby, except with the prior written consent of the Purchaser (in the case of the Target Companies, the Sellers or their respective Affiliates) or Seller Representative (in the case of the Purchaser or its Affiliates).

(g)                                  The Purchaser shall pay one-half (½) of all filing fees related to the filings contemplated by this Section 5.4 under the HSR Act and other applicable Laws and the Company (on behalf of itself and the Sellers as a Transaction Expense) shall pay the other one-half (½) of all such filing fees.  Any costs or expenses incurred by the Sellers and the Company in connection with any inquiries by, or negotiations with, a Governmental Authority or any legal proceedings regarding any necessary approvals under the antitrust Laws, including without limitation costs and expenses related to a “second request” under the HSR Act shall be a Transaction Expense.

(h)                                 Purchaser has determined in accordance with 16 C.F.R. § 801.10(c)(3)) that the fair market value of the non-exempt assets of the Company, determined as of September 30, 2016, as determined in accordance with 16 C.F.R. § 802.51 is less than $78,200,000.

Section 5.5                                    Access and Information.

(a)                                 During the Pre-Closing Period, subject to the restrictions set forth in the Confidentiality Agreement dated as of June 22, 2016 between the Purchaser and the Company (the “Confidentiality Agreement”), the Sellers shall cause the Target Companies to permit the

Purchaser and its representatives to have reasonable access, during normal business hours and after reasonable prior notice to the Company, to (i) the facilities, assets, properties, books and records of the Company, other than any personnel information protected by applicable privacy Laws, and (ii) the directors (or the equivalent position with respect to foreign Subsidiaries) and the C-Level Officers, agents and representatives of the Target Companies (collectively, the “Company Representatives”), and shall make available such information and documents in the Company’s possession relating to any Target Company as the Purchaser may reasonably request; provided, however, that any such access by the Purchaser or its representatives shall not unreasonably interfere with the conduct of the Hibernia Business by the Target Companies or be reasonably likely in the written opinion of counsel to the Target Companies to result in the waiver of any legal privilege.  All information provided or obtained pursuant to the foregoing shall be held by the Purchaser in accordance with and subject to the terms of the Confidentiality Agreement.  Prior to making any physical inspection of the Real Property, the Purchaser shall provide to the Company: (A) reasonable advance notice of the date and approximate time that the applicable inspection will be conducted; and (B) the name of each individual who will be conducting such inspection.

(b)                                 Notwithstanding anything to the contrary in this Agreement or otherwise, during the Pre-Closing Period, the Purchaser (and all of the representatives and Affiliates thereof and any employees, directors and officers thereof) shall not contact or communicate with employees (other than the C-Level Officers), customers, suppliers and others having a business relationship with the Target Companies in connection with the transactions contemplated hereby, except with the prior written consent of the Company, which consent may be withheld, conditioned or delayed at its sole discretion, and in accordance with the procedures set forth in the Confidentiality Agreement or as otherwise agreed by the Company in writing.

(c)                                  Following the Closing Date, the Purchaser shall, and shall cause the Target Companies to, retain the books and records in existence as of the Closing Date relating to the Target Companies and the Hibernia Business for a period of seven (7) years after the Closing Date, and during such period the Purchaser shall, and shall cause the Target Companies to, afford promptly to the Sellers, Seller Representative and their representatives reasonable access during normal business hours to properties, books, records and employees of the Target Companies to the extent necessary in order for the Sellers to fulfill duties related to financial reporting, Tax return preparation or Tax compliance of the Sellers or third-party claims that are not the subject of, and would not reasonably be expected to become (assuming for this purpose the on-going survival of all representations and warranties and pre-Closing covenants and agreements of the Company set forth in this Agreement) the subject of an indemnification claim under this Agreement and which cannot reasonably be obtained from any other Person or in any other manner.  The Purchaser and the Sellers agree that any access or other rights under this Section 5.5(c) shall be provided only after reasonable advance written request by a Seller and the Sellers shall reasonably cooperate with the Purchaser and the Target Companies so that such access or other rights do not unreasonably disrupt the operations of the Target Companies.  The parties agree and acknowledge that the Purchaser may condition its obligations under this Section 5.5(c) on receipt from the Sellers, the Seller Representative and their representatives, as applicable, of a customary agreement restricting use and disclosure by such Persons of the information provided by the Purchaser or the Target Companies to such Persons or otherwise obtained by them in Sellers’ exercise of their rights under this Section 5.5(c).  The foregoing provisions of this

Section 5.5(c) shall not apply with respect to the matters set forth in Section 5.9, which shall be governed thereby.

Section 5.6                                    Notification of Breaches.

(a)                                 During the Pre-Closing Period, (a) the Purchaser shall notify the Sellers and the Seller Representative as soon as reasonably practicable after becoming aware of any breach of any of its representations, warranties, covenants or agreements contained in this Agreement or of any fact or condition that would cause a condition to the Sellers’ obligations to consummate the Closing set forth in Article VI to not be satisfied, and (b) Seller Representative shall notify the Purchaser as soon as reasonably practicable after becoming aware of any material breach of any of the Company’s or either Seller’s representations and warranties, or the Company’s or the Sellers’ covenants or agreements, contained in this Agreement or of any fact or condition that would cause a condition to the Purchaser’s obligation to consummate the Closing set forth in Article VI to not be satisfied.  Except as provided in Section 5.6(b), such notice shall not (i) be deemed to supplement or amend the Company Disclosure Schedule or the Purchaser Disclosure Schedule or any representation, warranty, covenant or agreement of the Company, Sellers or the Purchaser for the purpose of determining whether any of the conditions set forth in in Article VI have been satisfied or (ii) affect the right of any Purchaser Indemnified Party or Seller Indemnified Party to indemnification pursuant to Article VII.

(b)                                 Notwithstanding the provisions of Section 5.6(a):

(i)                                     if any notice delivered by the Company pursuant to Section 5.6(a) (A) is only with respect to Section 2.8(a) of the Company Disclosure Schedule (relating to Material Contracts, but solely with respect to the additions to or deletions of any Material Contracts arising in the ordinary course of business), Section 2.9(b) of the Company Disclosure Schedule (relating to Real Estate Leases, but solely with respect to the additions to or deletions of any Real Estate Lease arising in the ordinary course of business), Section 2.14(a) of the Company Disclosure Schedule (relating to Employee Benefit Plans, but solely with respect to the additions to or deletions thereto arising in the ordinary course of business), Section 2.19(a) of the Company Disclosure Schedule (relating to the list of insurance policies, but solely with respect to the additions to or deletions of any insurance policies thereon arising in the ordinary course of business), Section 2.25(a) of the Company Disclosure or Section 2.25(b) of the Company Disclosure Schedule (relating to customers and suppliers), (B) such disclosure is solely as to changes that do not result from a non-fulfillment or breach of any covenant of the Company set forth in this Agreement (or, with respect to deletions from Section 2.8(a) of the Company Disclosure Schedule, that do not result from or relate to any breach or other non-performance of any Contract), and (C) such disclosures are solely as to breaches other than the failure of a representation or warranty of the Company to be true and correct on and as of the date of this Agreement, then from and after the Closing, the Purchaser shall be deemed to have waived any and all rights it and all other Purchaser Indemnified Parties may have arising from or relating to a breach of representation or warranty with respect to such sections that are described in such notice (including any right to indemnification pursuant to Article VII), and

(ii)                                  with regard to matters arising during the Pre-Closing Period, if any and all notices delivered by the Company pursuant to Section 5.6(a), in the aggregate, disclose breaches that, in the aggregate, are reasonably expected to result in Losses to the Target Companies of $1,500,000 or less, then from and after the Closing, the Purchaser shall be deemed to have waived any and all rights it and all other Purchaser Indemnified Parties may have arising from or relating to a breach of representation or warranty with respect to such sections that are described in such notices (including any right to indemnification pursuant to Article VII).

Section 5.7                                    Publicity.  Except to the extent required by applicable Law: (a) the Purchaser shall not, directly or indirectly, make or cause to be made any public announcement or issue any notice in respect of this Agreement, the Transaction Documents or the transactions contemplated hereby or thereby without the prior written consent of the Company; and (b) the Company, the Sellers and Seller Representative shall not, directly or indirectly, make or cause to be made any such public announcement or issue any such notice without the prior written consent of the Purchaser.  The Purchaser shall consult with Seller Representative, and each Seller shall consult with the Purchaser, prior to issuing, or, in the case of the Sellers prior to the Closing and the Purchaser after the Closing, permitting any Target Company to issue, any press releases or otherwise making public statements with respect to this Agreement, the Transaction Documents or the transactions contemplated hereby or thereby and prior to making any filings with any national securities exchange with respect thereto.  If Purchaser and the Company agree on a press release, then each of the Company, the Purchaser, the Sellers, Seller Representative and their respective Affiliates may issue further press releases and similar announcements without the consent of Purchaser or the Company, as applicable; provided that each such press release or similar announcement contains, with respect to the information concerning this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby, no more information than is contained in the initial press release.  Notwithstanding anything to the contrary in this Agreement, CVC and Murosa and their respective owners may provide (a) financial results achieved by such Persons and their Affiliates with respect to their beneficial interest in the Target Companies and (b) a general description of the Target Companies in connection with such Persons’ or their Affiliates’ fund raising, marketing, informational or reporting activities (and for the avoidance of doubt CVC and Murosa shall not be precluded from disclosing any information that is or becomes publicly available after the date of this Agreement through the public filings required to be made by the Purchaser).  Notwithstanding anything contained herein to the contrary, in no event will Purchaser or, after the Closing, the Target Companies have any right to use such members’ or their Affiliates’ names or marks, or any abbreviation, variation or derivative thereof, in any press release, public announcement or other public document or communication without the express written consent of such member or Affiliate thereof, except to the extent necessary for the purpose of making a disclosure that is required by Law or the rules, regulations or listing standards of the SEC or any national securities exchange.

Section 5.8                                    Employee Matters.

(a)                                 With respect to each employee of the Target Companies as of the Closing Date (each a “Company Employee”), from the Closing Date through the period ending on the earlier of the first (1st) anniversary of the Closing Date or the termination of employment of such

Company Employee with the Purchaser or any Subsidiary of the Purchaser (including the Target Companies), the Purchaser shall not reduce in any material amount the compensation, employee benefits or incentive compensation opportunities (other than equity-based, retention and pension compensation and any stock appreciation right or other similar plan) to such Company Employee, taken as a whole, below the compensation, employee benefits and incentive compensation (other than equity-based, retention and pension compensation and any stock appreciation right or other similar plan), taken as a whole, that was provided to such Company Employee by the Target Companies as of the Closing.

(b)                                 For all purposes (other than benefit accrual under any defined benefit plan) under each of the employee benefit plans of the Purchaser and its Affiliates (including, for the avoidance of doubt, the Target Companies) providing benefits to Company Employees in the applicable Company Employee’s geographical area after the Closing (each, a “New Plan”), each Company Employee shall be credited, to the maximum extent permitted by such New Plan, with his or her years of service with the Company before the Closing to the same extent as such Company Employee was entitled, before the Closing, to credit for such service under any similar Employee Benefit Plans; provided, however, that such service need not be credited to the extent that it would result in duplication of coverage or benefits or was not credited for the same purpose with respect to such Company Employee under the analogous Employee Benefit Plan, as applicable, immediately prior to the Closing or to the extent that credit for such service is not available to similarly situated employees of the Purchaser.  In addition, and without limiting the generality of the foregoing, to the maximum extent permitted by the applicable New Plan: (i) each Company Employee shall be immediately eligible to participate, as promptly after the Closing as practical and commercially reasonable, in any and all New Plans appropriate for such Company Employee’s geographical location; (ii) the Purchaser or its applicable Affiliate shall use commercially reasonable efforts to cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived in each New Plan for such Company Employee and his or her covered dependents; and (iii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, the Purchaser or its applicable Affiliate shall use commercially reasonable efforts to cause any eligible expenses incurred by such Company Employee and his or her covered dependents, during the portion of the plan year of the Employee Benefit Plan in which such Company Employee participated immediately before the Closing ending on the date such Company Employee’s participation in the corresponding New Plan begins, to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Company Employee and his or her covered dependents for the applicable plan year of the New Plan as if such amounts had been paid in accordance with such New Plan.

(c)                                  The provisions contained in this Section 5.7 are for the sole benefit of the respective parties hereto and no current or former employee, director, consultant or service provider or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Agreement.  Nothing contained herein, express or implied, is intended to confer upon any Employee, director, consultant or other service provider of any Target Company any right to continued employment or continued service, as applicable, for any period or continued receipt of any specific employee benefit, or shall constitute an amendment to or any other modification of any New Plan, Employee Benefit Plan or Foreign Plan.  Nothing

contained herein shall limit the ability of Purchaser or its applicable Affiliate to amend or terminate any New Plan or Employee Benefit Plan (including any Foreign Plan) pursuant to its terms, so long as such amendment or termination does not result in a breach of any of the obligations of Purchaser under this Agreement.

Section 5.9                                    Tax Matters.

(a)                                 Allocation of Purchase Price.

(i)                                     No later than sixty (60) days after the determination of the Closing Working Capital, as finally determined pursuant to Section 1.5, the Purchaser shall deliver to the Seller Representative (a) a schedule allocating the aggregate amount of the Purchase Price (any assumed liabilities not already included in the definition of Purchase Price and other relevant items treated as consideration for U.S. federal income tax purposes) among the assets of the Company and each Company Subsidiary that is treated as disregarded for U.S. federal income Tax purposes in accordance with Section 1060 of the Code, (the “Allocation”) and (b) a copy of any appraisals (or drafts thereof) that Purchaser has commissioned in connection with its assessment of the Allocation (the “Appraisals”).  The Seller Representative shall have twenty (20) days upon its receipt of such Allocation to review the Allocation, and if the Seller Representative does not notify Purchaser of any objections thereto within such period, the Allocation shall become final and binding on the parties.  If the Seller Representative timely delivers a notice of objection to the Allocation prepared by the Purchaser within thirty (30) days of receipt of such Allocation, the Purchaser and the Seller Representative shall consult and attempt to resolve in good faith any such objection.  If the Purchaser and Seller Representative, notwithstanding such good faith efforts, fail to agree upon an allocation, then the Purchaser and Seller Representative shall jointly engage the Resolution Firm to resolve whatever disputes the Purchaser and the Seller Representative have regarding the Allocation (the “Allocation Disputes”) (acting as an expert and not an arbitrator) in accordance with this Section 5.9(a) as soon as practicable thereafter.  The Purchaser and Seller Representative shall direct the Resolution Firm to deliver a written report containing its final determination of the subject matter of such disputes within twenty (20) days after engagement of the Resolution Firm.  For the avoidance of doubt, neither the Purchaser nor the Seller Representative shall have any ex parte communications with the Resolution Firm relating to this Section 5.9(a) or this Agreement.  All Allocation Disputes that are resolved between the Parties or are determined by the Resolution Firm will be final, conclusive and binding on the Parties absent manifest error or fraud.  The costs and expenses of the Resolution Firm shall be borne fifty percent (50%) by the Purchaser and fifty percent (50%) by the Sellers.

(ii)                                  The Allocation as agreed between the Sellers and the Purchaser, or as resolved by the Resolution Firm, shall be binding upon the Purchaser, the Sellers, the Company and their respective Affiliates for all Tax purposes, and each such Person, as applicable, (i) shall file, or cause to be filed, all applicable Tax Returns, including IRS Form 8308 and the informational statements required pursuant to Treasury Regulation Section 1.751-1(a)(3), in accordance with such allocation and (ii) shall not take or permit its Affiliates to take any position on any Tax Return or in any Proceeding relating to

Taxes that is inconsistent with such allocation, in each case, unless otherwise required under applicable Law and provided that the Purchaser may use an alternate allocation for financial reporting purposes.

(iii)                               Notwithstanding the above-specified timelines, Purchaser will make commercially reasonable efforts to deliver to Sellers a draft of the Appraisal within ninety (90) days after the date hereof.

(b)                                 The Purchaser acknowledges that the existence of the Company as a partnership for U.S. federal income Tax purposes will terminate at the Closing and that the Company will file a final IRS Form 1065 for the Tax year ending on the Closing Date.  For all Tax purposes, including Code Section 706(d), all items of income, gain, loss, deduction and credit of the Target Companies for the taxable year in which the Closing occurs shall be allocated between the period ending on the Closing Date and the period commencing the day after the Closing Date based on an interim closing of the books of the Target Companies on the Closing Date, provided, however, that for purposes of such allocation, transactions occurring or actions taken on the Closing Date but after the Closing by the Purchaser or by, or with respect to, any Target Company that are outside the ordinary course of business and not expressly contemplated by this Agreement shall be treated as occurring after the Closing Date; provided, further, however, for the avoidance of doubt, all Transaction Expenses shall be allocated to the period ending on the Closing Date to the extent permitted under applicable Law.  Without the prior written consent of the Seller Representative (such consent not to be unreasonably withheld, conditioned or delayed), the Purchaser shall not, and shall not cause or permit any of its Affiliates to, amend any Tax Returns for any taxable period ending on or before or including the Closing Date, or make or change and material Tax election for any taxable period ending on or before the Closing Date not expressly contemplated by this Agreement.  Notwithstanding the foregoing, the Purchaser shall not amend the Company’s final Form 1065.

(c)                                  The Purchaser shall be responsible for any Transfer Taxes imposed under Irish Law.  All other Transfer Taxes, if any, shall be borne fifty percent (50%) by the Purchaser and fifty percent (50%) by the Sellers.  From and after the Closing, the Purchaser shall file or cause the Target Companies to file all required Tax Returns relating to Transfer Taxes, and if required by applicable Law or to the extent reasonably requested, the Sellers shall cooperate in the preparation and filing and join in the execution of any such Tax Returns and other documentation.

(d)                                 The Sellers, at the Sellers’ sole cost and expense, shall (i) prepare and timely file or cause to be filed (A) all Tax Returns of the Target Companies that are due prior to the Closing Date (the “Pre-Closing Returns”) and (B) all required U.S. federal and applicable state Income Tax Returns for a Pre-Closing Tax Period of those Target Companies for which the items of income, deductions, credits, gains or losses are passed through to the Sellers under applicable Law that are due after the Closing Date, including the final Form 1065 for the Company for the period ending on the Closing Date (the “Flow-Thru Returns” and, together with the Pre-Closing Returns, the “Seller Prepared Returns”) and (ii) timely pay all Taxes that are shown as payable with respect to any Seller Prepared Returns.  All Seller Prepared Returns shall be prepared in accordance with existing procedures, practices, and accounting methods of the Target Companies, unless otherwise required by applicable Law.  Each Seller Prepared Return shall be submitted to Purchaser for Purchaser’s review and comment at least twenty (20) days prior to the due date of such Seller Prepared Return (taking into account extensions).  The Sellers shall consider in good faith any reasonable comments made by Purchaser in such Seller Prepared Return prior to filing.

(e)                                  The Purchaser shall cause the applicable Target Company to prepare and timely file all Tax Returns of the Target Companies (other than the Seller Prepared Returns) for the taxable period ending on or prior to the Closing Date or a Straddle Period that are due after the Closing Date (the “Purchaser Prepared Returns”).  Each Purchaser Prepared Return shall be submitted to the Sellers for the Sellers’ review and comment at least twenty (20) days prior to the due date of such Purchaser Prepared Return (taking into account extensions).  The Purchaser shall consider in good faith any reasonable comments made by the Sellers in such Purchaser Prepared Return prior to filing.  The Sellers shall pay to the Purchaser those Taxes shown on any Purchaser Prepared Return (and with respect to any Tax Returns for any Straddle Period, Taxes allocated to Sellers in a manner consistent with Section 5.9(f)) no later than five (5) Business Days before the Purchaser is required to file such Purchaser Prepared Returns with the applicable Governmental Authority (taking into account any extensions timely filed by the applicable Target Company), except to the extent the amount of any such Taxes was included as a Current Liability in the calculation of Closing Working Capital, as finally determined.

(f)                                   In the case of any Straddle Period, the amount of any Taxes of the Target Companies (i) based on or measured by income or receipts, sales or use, employment, or withholding for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date (and for such purpose, the taxable period of any partnership or other pass-through entity in which the Company holds a beneficial interest shall be deemed to terminate at such time) and (ii) the amount of other Taxes of the Target Companies for a Straddle Period for the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the Straddle Period prior to and including the Closing Date and the denominator of which is the number of days in such Straddle Period.  Notwithstanding anything in the foregoing to the contrary, any Taxes relating to or resulting from any transaction occurring on the Closing Date after the Closing outside the ordinary course of business (other than as explicitly contemplated by this Agreement) shall be deemed to arise after the end of the Closing Date.

(g)                                  The Purchaser shall notify Seller Representative within thirty (30) days upon the receipt of any notice, or becoming aware, of any audit or Proceeding with respect to Taxes for which the Sellers would reasonably be expected to be liable pursuant to this Agreement (a “Tax Contest”); provided however, that no failure or delay of the Purchaser in providing such notice shall reduce or otherwise affect the obligations of the Sellers pursuant to this Agreement, except to the extent that the Sellers are materially and adversely prejudiced as a result of such failure or delay.  The Purchaser shall control, or cause the applicable Target Company to control, the conduct of any Tax Contest; provided, that if a Tax Contest relates solely to a Flow-Thru Return, the Seller Representative shall have the right to assume control, at Sellers’ expense, of such Tax Contest if within ten (10) days of receiving notice of the Tax Contest, the Seller Representative notifies the Purchaser of its intent to take control of such Tax Contest.  If the Seller Representative does not elect to control such Tax Contest, or for any other

Tax Contest that relates to a Pre-Closing Tax Period, the Purchaser shall control such Tax Contest; provided, that (x) Seller Representative, at Sellers’ cost and expense, shall have the right to participate in any such Tax Contest, including without limitation, appointing a person selected by the Seller Representative to be included on any power of attorney with a right to receive all correspondence and attend all meetings (telephonic and in person) and hearings with a taxing authority; and (y) the Purchaser shall not settle any such Tax Contest without the Seller Representative’s written consent, not to be unreasonably withheld, conditioned or delayed; provided that the Seller Representative is given a reasonable period of time to consider the terms of any proposed settlement.  To the extent that the provisions of this Section 5.9(g) conflict with the provisions of Section 7.8, this Section 5.9(g) shall control.

(h)                                 The parties shall furnish or cause to be furnished to each other, upon written request, as promptly as practicable, such information and assistance relating to the Target Companies, and their respective assets and activities, as is reasonably necessary for the filing of any Tax Return (including the filing of the Company’s final IRS Form 1065 by the Sellers under Section 5.9(d)), the determination of any Tax liability or benefit or, subject to Article VII, the participation in any Proceeding with respect to Taxes.  Such information and assistance shall include providing access to books and records; providing copies of relevant Tax Returns and related work papers; and making employees reasonably available, on a mutually convenient basis during normal business hours and upon reasonable notice, to provide explanations of any documents or information provided pursuant to this Section 5.9(h).  The Purchaser shall retain or cause to be retained in its possession or in the possession of its Affiliates all books and records with respect to Tax matters pertinent to the Target Companies and their respective assets and activities that relate to any taxable period ending on or before or including the Closing Date, until the later of (i) the expiration of the applicable period for assessment under applicable Law (giving effect to any and all extensions or waivers) and (ii) seven (7) years following the due date (without extension) of the applicable Tax Return, and shall abide by, or cause to be abided by, all record retention agreements entered into with any Governmental Authority with respect to Taxes.

(i)                                     Section 338 Election.

(i)                                     The Purchaser shall not, and shall not permit any of its Affiliates (including, after the Closing, the Target Companies), to make or cause to be made an election under Code Section 338 or Treasury Regulation Section 301.7701-3 (or any state, local or foreign Law or regulation analogous or similar to such section of the Code or the Treasury Regulations), with respect to any transaction contemplated by this Agreement or with respect to any Target Company effective for, or during, any Tax year of any Target Company in which the Closing occurs. Following the Closing, the Purchaser shall not directly or indirectly permit any Company Subsidiary that is a CFC to enter into, participate in, or be the subject of (or be deemed to enter into, participate in, or be the subject of) any distribution, election, or transaction outside the ordinary course of business that may increase the amount included in income under Code Section 951(a) (or any successor provision or any state, local or foreign Law or regulation analogous or similar to such section of the Code) by any Seller or any direct or indirect equity holder of a Seller. Following the Closing, the Purchaser shall not directly or indirectly permit any Company Subsidiary that is a CFC to enter into, participate in, or be the subject of

(or be deemed to enter into, participate in, or be the subject of) any distribution, election, or transaction outside the ordinary course of business that may affect the earnings and profits of the Company Subsidiary without the written consent of Seller Representative, which consent may be given or withheld in Seller Representative’s sole discretion. With respect to each such Company Subsidiary, within thirty (30) days of the end of the Tax year in which the Closing occurs, the Purchaser shall provide Seller Representative with access to such Company Subsidiary’s books and records and shall furnish Seller Representative with information sufficient to permit each Seller (or its direct or indirect equity holders) to calculate their Tax liabilities resulting from the activities of such Company Subsidiary.

(ii)                                  The Purchaser and the Seller Representative agree to cooperate and work together in good faith prior to the Closing Date to determine whether any adjustments can be made to the transaction structure that would be beneficial to Purchaser or the Sellers and that would not adversely affect Purchaser or any Seller or any direct or indirect equity holder of a Seller, including by analyzing structural alternatives for the transactions contemplated by this Agreement.  If, and only if, the Purchaser and each Seller agree that any such adjustments can be made without adversely affecting Purchaser or any Seller or any direct or indirect equity holder of a Seller, then they may mutually agree to pursue such adjustments notwithstanding the provisions of Section 5.9(i)(i).  Notwithstanding the above, nothing in this Section 5.9(i)(ii) shall be deemed to require or otherwise obligate Purchaser or any Seller or any equity holder of a Seller to consider or undertake any change to the structure of the transactions contemplated by this Agreement, including as contemplated in Section 5.9(i)(i), and neither Purchaser nor any Seller shall have any obligation whatsoever under this Section 5.9(i)(ii) unless it determines, in its sole and absolute discretion, that the proposed adjustment would not result in any additional cost or other adverse consequence to it.

(j)                                    The Sellers will be entitled to all refunds, credits for overpayment of Taxes or reductions of Tax of the Target Companies for any Pre-Closing Tax Period.  If the Purchaser or any Target Company receives any refund, credit for overpayment of Taxes or benefit from any reduction in Tax to which the Sellers are entitled pursuant to this Section 5.9(j), the Purchaser or the applicable Target Company will promptly pay the amount of such refund (including interest received from a taxing authority thereon), credit or reduction in Tax to the Sellers, net of the amount of any Taxes and out-of-pocket expenses that the Purchaser, the applicable Target Company or any Affiliate thereof incur with respect to such refund, credit or reduction in Taxes.  In the event that any Tax refund or credit is subsequently determined by any taxing authority to be less than the amount paid by the Purchaser, the applicable Target Company or any of their Affiliates to the Sellers pursuant to this Section 5.9(j), the Seller shall promptly return any such disallowed amount (plus any interest or penalties in respect of such disallowed amount owed to any taxing authority) to the Purchaser.  Notwithstanding the foregoing, nothing in this Section 5.9(j) shall require that the Purchaser, any Target Company or any of their Affiliates make any payment with respect to any Tax refund (and such refund shall be for the benefit of the Purchaser) that is with respect to (i) any refund that is the result of the carrying back of any net operating loss or other Tax attribute or Tax credit incurred in a taxable period (or portion thereof) beginning after the Closing Date, (ii) any refund resulting from the Purchaser’s payment of Taxes on or after the Closing Date where the Sellers have not borne or provided indemnification for such Taxes, (iii) any refund that gives rise to a payment obligation by the Target Companies to any Person under applicable Law or pursuant to a provision of a Contract or other agreement entered (or assumed) by the Target Companies on or prior to the Closing Date or (iv) any refund that is reflected as a Current Asset in the Closing Working Capital, as finally determined.

Section 5.10                             Indemnification of Directors and Officers.

(a)                                 For a period of six (6) years after the Closing Date, the Purchaser shall cause the Target Companies to, to the fullest extent permitted under applicable Law and the respective Organizational Documents of the Target Companies as in effect on the date of this Agreement, maintain the existing exculpation, indemnification and related advancement of expenses provisions of such Organizational Documents of the Target Companies with respect to each director or officer or former director or officer of the Company and each Company Subsidiary (collectively, the “Indemnified Directors and Officers”); provided that if any claim or claims are asserted or made within such period, all rights to exculpation, indemnification and advancement of expenses in respect of any such claim or claims shall continue until final disposition of such claim or claims.  In the event any Target Company fails to make any payment when due under the provisions referred to in this Section 5.10(a), the Purchaser shall make, or cause to be made, such payment.  Notwithstanding the foregoing, none of the Indemnified Directors and Officers shall be entitled to indemnification or exculpation or advancement of expenses pursuant to this Section 5.10 to the extent any Purchaser Indemnified Party is entitled to indemnification pursuant to Article VII except, and solely, to the extent of any payments made directly from the insurers under the D&O Tail (and, for the avoidance of doubt, after payment of any applicable deductible thereunder).

(b)                                 Contemporaneously with the Closing, the Purchaser shall cause the Company to, and the Company shall, purchase and maintain in effect a “tail” insurance policy providing directors’ and officers’ liability insurance coverage for the benefit of the Indemnified Directors and Officers with respect to matters occurring on or before the Closing Date on substantially similar terms to the directors’ and officers’ liability insurance policy or policies maintained by any Target Company as of the date of this Agreement (including coverage amounts and limitations) (the “D&O Tail”); provided that the Purchaser shall not be required to pay for such “tail” insurance policy an annual premium in excess of 250% of the Target Companies’ aggregate current annual premium for directors’ and officers’ insurance policy (the “Premium Cap”), and to the extent the annual premium for such D&O Tail would exceed the Premium Cap, the Purchaser shall use commercially reasonable efforts to cause the Company to maintain in effect, at no expense to the beneficiaries, for a period of at least six (6) years from the Closing Date for the Indemnified Directors and Officers, a directors’ and officers’ insurance policy with the best overall terms, conditions, retentions and levels of coverage reasonably available for an annual premium equal to the Premium Cap; provided further, however, that the Company may substitute therefor policies of at least the same coverage containing terms and conditions which are no less advantageous to the beneficiaries thereof so long as such substitution does not result in gaps or lapses in coverage with respect to matters occurring prior to the Closing Date.

(c)                                  The covenants set forth in this Section 5.10 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Directors and Officers and his or her respective heirs and legal representatives, and each of the Indemnified Directors and Officers shall be third party beneficiaries of this Agreement, with the right to enforce the provisions of this Section 5.10 against the Parties.

(d)                                 If, after the Closing, the Purchaser, any Target Company or any of their respective successors or assigns shall: (i) merge or consolidate with or merge into any other Person, or otherwise enter into any business combination with any other Person, and shall not be the surviving or continuing Person of such merger, consolidation or business combination; or (ii) transfer all or substantially all of its respective properties and assets to any Person, then in each such case, the Purchaser shall take all necessary actions to ensure that the successors or assigns of the Purchaser or any Target Company shall assume all of the obligations of their predecessors set forth in this Section 5.10.

Section 5.11                             Special Indemnified Matter.  Following the Closing the Sellers may assume and pursue the prosecution and defense of the Special Indemnified Matter at their own expense and with counsel selected by the Seller Representative and reasonably acceptable to the Purchaser.  Notwithstanding the foregoing, the Purchaser may assume the defense of the Special Indemnified Matter if a party to such Special Indemnified Matter demands injunctive or other equitable relief that, if granted, would have a material and adverse effect on the Purchaser or any of its Subsidiaries or their respective businesses.  During any period in which the Sellers are prosecuting and defending the Special Indemnified Matter the Purchaser shall reasonably cooperate in the defense or prosecution of the Special Indemnified Matter, including the retention and (upon the Seller Representative’s request) the provision to the Seller Representative of records and information which are reasonably relevant to such Special Indemnified Matter, and making employees and other representatives and advisors available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  Notwithstanding anything to the contrary herein, the Sellers shall not settle the Special Indemnified Matter without the prior written consent of the Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed); unless (A) the compromise or settlement does not involve any statement, finding or admission of any fault of, or violation of Law by, the Purchaser or the Target Companies, (B) the sole relief provided to any third party in the compromise or settlement is monetary damages that are paid in full by the Sellers and does not include any requirement that the Purchaser or the Target Companies take or refrain from taking any actions other than compliance with any non-disclosure obligations related to the terms of such settlement contained in the settlement agreement, (C) the compromise or settlement includes an unconditional and irrevocable release of the Purchaser or the Target Companies with respect to the subject matter of the Special Indemnified Matter, (D) the settlement agreement includes a reasonable confidentiality obligation by any third party claimant of the terms of the settlement and (E) the Purchaser or one of the Target Companies is a party to, or an express third party beneficiary of, the settlement agreement, entitled to enforce such settlement agreement.  The Purchaser and the Target Companies shall have no Liability with respect to any compromise or settlement of the Special Indemnified Matter made without its consent (if such consent is required by this Section 5.11), and any such compromise or settlement shall be void.  Any monetary relief paid to the Purchaser or the Target Companies in connection with the prosecution or settlement of the Special Indemnified Matter shall be paid by or on behalf of the

Purchaser to the Seller Representative within two (2) Business Days after it is received by the Purchaser or any of its representatives or Affiliates, by wire transfer of immediately available funds.

Section 5.12                             No Solicitation.  During the Pre-Closing Period, no Seller shall, and the Sellers shall cause the Company, Seller Representative and each of the Company Representatives not to, directly or indirectly, solicit, initiate, encourage, entertain, facilitate or participate in any inquiries, proposals or offers from, discuss or negotiate with, provide any information to, or enter into any letter of intent, term sheet or Contract with, any Person (other than the Purchaser), in each case relating to (a) any sale, assignment or transfer of any of the Shares or any direct interest therein, (b) any merger, consolidation, recapitalization, business combination or other similar transaction involving a Seller or any of the Target Companies, (c) any sale of any assets or properties of any of the Target Companies outside of the ordinary course of business consistent with past practices or (d) any issue by any of the Target Companies of any capital stock or other equity securities, or any securities convertible into or exercisable or exchangeable for (including any rights, warrants or options to acquire) any such capital stock, other equity securities or other securities, (any such transaction referred to in the preceding clauses (a), (b), (c) or (d), an “Alternative Transaction”).  If, during the Pre-Closing Period, any Seller or any of the Company Representatives (including Seller Representative) receives any inquiry, offer or proposal concerning a proposed Alternative Transaction, such Seller shall not (and shall cause the Target Companies and the Company Representative (including the Seller Representative) to not) make any written or oral response to such inquiry, offer or proposal (other than to state that a contractual obligation precludes a substantive response) and shall provide written notice to the Purchaser, promptly (and in any event within three (3) Business Days) of receipt of such inquiry, offer or proposal by such Seller, any Target Companies or any of the Company Representatives (including the Seller Representative), which notice shall include a reasonably detailed description of the material terms and conditions of the proposed Alternative Transaction (including the identity of the Person making the inquiry, offer or proposal) and copies of all documents supplied by such Person in connection with the proposed Alternative Transaction.  The Sellers shall, and shall cause the Target Companies and the Company Representatives (including the Seller Representative) to, cease immediately any discussions regarding any potential Alternative Transactions that were ongoing as of the date of this Agreement.

Section 5.13                             Purchaser Obligations in Respect of the Debt Financings.

(a)                                 The Purchaser shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, reasonably advisable or proper to (i) satisfy on a timely basis all terms, conditions, representations and warranties applicable to the Purchaser set forth in the Debt Commitment Letter that are within its control, (ii) maintain in effect the Debt Commitment Letter, negotiate and enter into definitive agreements with respect thereto on the terms and conditions (including any “flex” provisions) contemplated by the Debt Commitment Letter or enforce its rights under the Debt Commitment Letter (including in the event that all conditions to the Debt Commitment Letter have been satisfied, using its reasonable best efforts to cause the Debt Financing Sources and the other Persons providing such Debt Financing to fund on the Closing Date the Debt Financing required to consummate the transactions contemplated herein (which shall not include taking enforcement action) to cause such Debt Financing Sources and the other Persons providing such Debt Financing to fund such Debt Financing), (iii) timely prepare the necessary offering documents and materials, including prospectuses, private placement memoranda, information memoranda and packages, lender and investor presentations, rating agency presentations, and similar documents and materials, in connection with the Debt Financing and (iv) consummate the Debt Financing at the Closing (including, if necessary, pursuant to any “flex” provisions); provided, however, that if funds in the amounts and on the terms set forth in the Debt Commitment Letter become unavailable to the Purchaser on the terms and conditions set forth therein (including pursuant to any “flex” provisions),  the Purchaser shall use its reasonable best efforts to obtain alternative debt financing (the “Alternative Financing”) in amounts and otherwise on terms and conditions not substantially less favorable in the aggregate (and with respect to the Debt Financing Conditions, no less favorable) to the Purchaser than as set forth in the Debt Commitment Letter (including any “flex” provisions); provided, that if the Purchaser proceeds with Alternative Financing, it shall be subject to the same obligations as set forth in this Section 5.13(a) with respect to the Debt Financing.  For the avoidance of doubt, all references herein to the Debt Financing shall be deemed to include the Alternative Financing, if any, and all references to Debt Financing Sources, Debt Financing Sources Related Parties, Debt Commitment Letter and Debt Financing Conditions shall be deemed to refer to the equivalent concepts under the Alternative Financing.  For the further avoidance of doubt, it is not a condition to Closing under this Agreement for the Purchaser to obtain the Financing or any alternative financing.

(b)                                 The Purchaser shall keep the Company and Seller Representative reasonably and promptly apprised of material developments relating to the Debt Financing and shall give the Company and Seller Representative prompt written notice of any material adverse change with respect to such Debt Financing, including prompt written notice (i) of any breach or default (or any event or circumstance that, with or without the giving of notice or the lapse of time, would constitute such a breach or default) by any party to the Debt Commitment Letter, (ii) if and when the Purchaser becomes aware that any portion of the Debt Financing may not be available to consummate the funding of the transactions contemplated by this Agreement, (iii) of the receipt of any written notice or other written communication from any Person with respect to any (x) actual or potential breach, default, termination or repudiation by any party to the Debt Commitment Letter or (y) material dispute or disagreement between or among any parties to the Debt Commitment Letter, and (iv) of any expiration or termination of the Debt Commitment Letter.  Without limiting the foregoing, the Purchaser shall keep the Company and Seller Representative informed on a reasonably current basis and in reasonable detail of the status of its efforts to arrange the Debt Financing and provide to the Company and Seller Representative executed copies of the definitive documents related to the Debt Financing and copies of any of the written notices or communications described in the preceding sentence; provided, that none of the Purchaser nor any of its Affiliates shall be under any obligation to disclose (x) ordinary course negotiations of the terms of the Debt Financing, or (y) any information to the extent that (1) such information is subject to attorney-client or similar privilege (but only if such privilege is asserted in good faith) or (2) the disclosure of which would be prohibited or restricted by applicable Law.  The Purchaser shall not replace, amend or waive the Debt Commitment Letter (including, for the avoidance of doubt, any provision of the fee letter or the engagement letter) without the Company’s prior written consent if such replacement, amendment or waiver (A) reduces the aggregate or net amount of the Debt Financing (including by changing the amount of fees to be paid or original issue discount thereof) or amends the Debt Financing in a manner that would reasonably be expected to prevent or materially delay the Closing or make the funding of the Debt Financing less likely to occur; provided that, without the Company’s prior written consent, the Purchaser may amend, restate, supplement or otherwise modify the Debt Commitment Letter or the Definitive Debt Financing Agreements to add lenders, lead arrangers, book runners, syndication agents or similar entities who had not executed the Debt Commitment Letter as of the date of this Agreement (but not make any other changes), but only if the addition of such additional parties, individually or in the aggregate, would not result in any reduction of the aggregate amount of the Debt Financing (including by changing the amount of fees to be paid or original issue discount of the Debt Financing or similar fee), (B) impose new or additional conditions, including amending the Debt Financing Conditions, or otherwise expand or adversely amend any conditions, to the receipt of the Debt Financing, (C) prevent or materially delay the Closing, (D) adversely impact the likelihood of the funding of the Debt Financing (or satisfaction of the conditions to obtaining the Debt Financing) or (E) adversely impact the ability of the Purchaser to enforce its rights against the other parties to the Debt Commitment Letter or the ability of the Purchaser to timely consummate the transactions contemplated hereby.  The Purchaser shall provide to the Company and Seller Representative copies of any commitment letter associated with an Alternative Financing as well as any amendment or waiver of any debt commitment letter (including the Debt Commitment Letter) that is permitted hereunder.

Section 5.14                             Company Obligations in Respect of the Debt Financing.

(a)                                 Prior to the Closing, the Company shall use its reasonable best efforts (and the Company shall cause each of its Subsidiaries to use their reasonable best efforts) to provide to the Purchaser, and shall use each of their respective reasonable best efforts to cause its officers, employees and advisors to provide to the Purchaser, such commercially reasonable and customary cooperation reasonably requested by the Purchaser in connection with arranging and obtaining the Debt Financing (which Debt Financing shall for the purposes of this Section 5.14(a) be deemed to include one or more offerings of customary “high yield” non-convertible debt securities to be issued or incurred in lieu of any bridge facility contemplated by the Debt Commitment Letter or pursuant to any market flex or securities demand provisions in the related fee letter) (or, if applicable, any Alternative Financing) contemplated by the Debt Commitment Letter (provided that such requested cooperation is consistent with applicable Law and does not unduly interfere with the operations of the Target Companies), including using reasonable best efforts in connection with (i) as promptly as reasonably practicable, preparing and furnishing the Purchaser the Company Financing Information as and when it becomes available, (ii) participating in a reasonable number of meetings at reasonable times (including customary one-on-one meetings with the parties acting as lead arrangers or agents for, and prospective lenders and purchasers of, the Debt Financing and members of senior management and representatives of the Company), presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies in connection with the Debt Financing, in each case at reasonable times and locations to be mutually agreed with reasonable advance notice, (iii) assisting the Purchaser with the preparation by the Purchaser of (A) offering documents and confidential information memoranda for any portion of the Debt Financing and (B) reasonable and customary materials for rating agency presentations, bank information memoranda and similar documents reasonably and customarily required in connection with the Debt Financing (including the delivery of any consents of accountants for use of their reports); provided, however, that any offering memorandum, offering documents, confidential information memorandum, rating agency presentations, bank information memoranda or similar documents required in connection with the Debt Financing shall contain disclosure reflecting the Purchaser as the obligor(s) other than as set forth in the customary representation letters to the Company’s accountants as contemplated by clause (v) below, (iv) assisting with the pledging of collateral (it being understood that no such pledging of collateral will be effective until at or after the Closing) and obtaining any necessary intercreditor agreements solely to the extent required by the Debt Financing Sources in the Debt Commitment Letter to be in effect at Closing (including, without limitation, if so required, any intercreditor agreement or subordination, non-disturbance and attornment required to be delivered in connection with the Microsoft Documents), (v) obtaining customary accountant’s comfort letters (including customary “negative assurance” comfort) (including the delivery of customary authorization letters and representation letters to the Company’s accountants in connection therewith) with respect to the audited and unaudited financial statements and other financial information of the Company that are included in the Company Financing Information, Payoff Letters and related Lien releases in respect of the Funded Debt of the Target Companies as of immediately prior to the Closing, (vi) obtaining applicable landlord consents, waivers, estoppel certificates or replacement leasehold mortgages with regard to parcels of Company Leased Real Property and (vii) at least three (3) Business Days prior to the Closing (to the extent requested at least ten (10) Business Days prior to the Closing), providing all documentation and other information about the Company as is reasonably requested in connection with the Debt Financing that relates to applicable “know your customer” and anti-money laundering rules and regulations, including the USA Patriot Act; provided, however, that, notwithstanding anything to the contrary set forth in this Agreement, (A) irrespective of the above, nothing in this Section 5.14(a) shall require the Company or any of the Target Companies to incur any liability or enter into any binding certificate, agreement, document or instrument (or to take any action under any certificate, agreement document or instrument) that is not contingent upon the Closing or that would be effective prior to the Closing (other than certain authorization letters or representation letters described in the immediately preceding clause (v)), (B) nothing in this Agreement (including this Section 5.14(a)) shall require such cooperation or actions to the extent it would (x) interfere unreasonably with the business or operations of any Target Company, (y) require the Company or any of the Target Companies to take any action that would reasonably be expected to conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, the Company’s or any Target Company’s charter document or bylaws or other comparable organizational documents, any Applicable Laws or violate any Material Contract which violation results in a Lien on the property of the Target Companies, or (z) require the Target Companies to provide any solvency or other similar certificate of the chief financial officer or similar representative of any Target Company, (C) the Company shall not be required to issue any offering document, (D) nothing in this Section 5.14(a) shall require the Sellers, Seller Representative or the Company to make any representation or warranty, or incur any liability, in connection with the Debt Financing or the marketing or arrangement thereof (except, in the case of the Company, any such representation or warranty that is effective only at or following the Closing or, solely to the extent necessary to be delivered to the accountants of the Company in connection with any comfort letters with respect to the Company Financing Information and other financial information of the Company required hereunder), (E) the Company shall not be required to prepare or deliver any financial statements or other financial information or data under this Section 5.14(a) other than the

Company Financing Information (provided, that the Company and the Target Companies shall have no obligation to prepare or provide any projections or information in connection with the potential purchase price accounting treatment of the Share Purchase, provided that none of the following shall be considered Company Financing Information and the Company shall have no obligation to provide any such information: (1) any post-Closing or pro forma cost savings, capitalization and other post-Closing or (and the assumptions relating thereto) desired by the Purchaser to be reflected in such pro forma data, (2) any projections or any information in connection with the potential purchase price accounting treatment of the Share Purchase, (3) in the case of clause (iv) of the definition of Company Financing Information, any other information concerning the assumptions underlying the post-Closing or pro forma adjustments to be made in such pro forma adjustments or (4) in the case of clause (iv) of the definition of Company Financing Information, any adjustments to any pro forma financial information required to be provided in accordance with the Debt Commitment Letter, (F) prior to the Closing, neither the Company’s board of directors nor any of the Target Companies’ boards of directors (or equivalent bodies with respect to foreign Subsidiaries) shall be required to approve or adopt any Financing or agreements related thereto (or any Alternative Financing) and (G) no personal liability shall be imposed on the officers, directors, managers, employers or agents of the Company or any of the Target Companies.

(b)                                 In addition to the requirements contained in Section 5.14(a), in the event that the Purchaser is required, in connection with the Debt Financing, to order (or make available) title reports or similar materials regarding any parcel of Company Owned Real Property, the Sellers and the Company shall cooperate with (and the Company shall cause each of its Subsidiaries to cooperate with) the Purchaser and any applicable title company’s efforts to produce such reports or materials.  Further, the Sellers and the Company shall (and the Company shall cause each of its Subsidiaries to) use their reasonable best efforts to assist the Purchaser in efforts to obtain title insurance policies with regard to any of the Owned Real Property in connection with the Debt Financing, including by providing customary affidavits, indemnities and similar instruments reasonably requested in connection therewith.

(c)                                  The Company shall not be required to pay any commitment or other similar fee or make any other payment (other than reasonable out-of-pocket costs) or incur any other liability or provide or agree to provide any indemnity in connection with the Debt Financing or any of the foregoing that would be effective prior to the Closing or would be treated as a Transaction Expense.  Notwithstanding anything to the contrary in this Section 5.14, the Target Companies shall not be required to undertake any obligation or execute any agreement (other than authorization letters in connection with syndication efforts) that would be effective prior to the Closing, or deliver, or cause to be delivered, any legal opinion by its counsel (other than by using commercially reasonable efforts to assist the Purchaser in obtaining local counsel opinions) or corporate authorizations or approvals (including board or shareholder resolutions).  The Purchaser shall promptly, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Affiliates in connection with the cooperation of the Company and its Affiliates contemplated by this Section 5.14 (the “Financing Cooperation Costs”) and shall indemnify and hold harmless the Company, its Affiliates and their respective representatives from and against any and all Losses suffered or incurred by any of them of any type in connection with the arrangement of the Debt Financing and any information provided or used in connection therewith, except in the event such losses arose out of or resulted from the willful misconduct or gross negligence of any such Person except to the extent such losses arose out of or resulted from the willful misconduct or gross negligence of any such Persons.  All information provided by the Company or any of its Affiliates or any of their respective representatives pursuant to this Section 5.14 shall be kept confidential in accordance with the Confidentiality Agreement, except that the Purchaser shall be permitted to disclose such information to the sources of the Debt Financing, rating agencies and prospective lenders during syndication of the Debt Financing subject to the sources of the Debt Financing, ratings agencies and prospective lenders entering into customary confidentiality undertakings with respect to such information.

(d)                                 The Company hereby consents to the reasonable and customary use of the Target Companies’ names, marks and logos in connection with the Debt Financing; provided, that such names, marks and logos are used solely in a manner that is not intended or not reasonably likely to harm, disparage or otherwise adversely affect the Company or any of the Target Companies or the reputation and goodwill of the Company or any of the Target Companies.  The Purchaser hereby agrees that any products, materials or other items (regardless of the form or media) that bear the Target Companies’ names, marks and logos shall include, as applicable, ® or ™ as is customary or required under applicable Law or as otherwise requested by the Sellers or the Company.

(e)                                  For the avoidance of doubt, the Purchaser acknowledges that it is not a condition to Closing under this Agreement for the Purchaser to obtain the Debt Financing or any alternative financing.

Section 5.15                             WARN Act.  On or before the Closing Date, Seller Representative shall deliver, or cause the Company to deliver, to the Purchaser a list of each employee of the Target Companies terminated during the ninety (90) day period preceding the Closing Date in any jurisdiction in which the WARN Act is applicable (or within any other relevant period under any similar Law in any jurisdiction in which the Target Companies operate).  In reliance on such information (a) the Purchaser and the Target Companies will comply fully, if applicable, with the WARN Act and all other applicable Laws, including those prohibiting discrimination and requiring notice to employees, in any termination or layoff of any employees by the Purchaser or the Target Companies on or after the Closing and (b) the Purchaser shall not, and shall cause the Target Companies not to, at any time prior to ninety (90) days after the Closing Date, effectuate a “plant closing” or “mass layoff” as those terms are defined in the WARN Act affecting in whole or in part any facility, site of employment, operating unit or employee of the Target Companies without complying fully with the requirements of the WARN Act.  The Purchaser and the Target Companies will bear the cost of compliance with (or failure to comply with) any such Laws unless the cost of such compliance would not have been incurred if the information provided to the Purchaser pursuant to the first sentence of this Section 5.15 was correct, in which case the Sellers will bear the cost of such compliance.

Section 5.16                             Restrictive Covenants of the Sellers.

(a)                                 General Acknowledgement.  Each Seller agrees and acknowledges that (i) the Target Companies have spent and will continue to spend substantial money, time and effort in developing and solidifying their relationships with the customers, suppliers, vendors and payors of the Target Companies and in maintaining and developing the Confidential Information of the Target Companies, (ii) long-term relationships with customers, suppliers, vendors and payors often can be difficult to develop and require a significant investment of time, effort and expense, (iii) the Purchaser is acquiring the Target Companies and agreeing to pay the Purchase Price based upon (A) the business information, customer, supplier, vendor and payor goodwill of the Target Companies, (B) the loyalty of the customers, suppliers, vendors and payors of the Target Companies and (C) the customer, supplier, vendor and payor contacts of the Target Companies and (iv) the Purchaser would not enter into this Agreement without the Sellers’ agreement to the covenants set forth in this Section 5.15.  Accordingly, as a material inducement to the Purchaser to enter into this Agreement and to consummate the transactions contemplated by this Agreement, each Seller on behalf of itself and not the other Seller hereby agrees to the following provisions of this Section 5.15.

(b)                                 Confidentiality.  Until the third (3rd) anniversary of the Closing Date, such Seller shall not, and shall cause each of such Seller’s Affiliates to not, at any time after the Closing, disclose to any Person or use for any purpose any Confidential Information; provided, however, that such Seller and such Seller’s Affiliates may make such disclosures of Confidential Information (i) as are required under applicable Law, in each case as long as such Person (A) provides reasonable advance notice to the extent practical and legally permissible of such requirement to the Purchaser so that the Purchaser may seek a protective order or other appropriate remedy, (B) reasonably cooperates with the Purchaser at Purchaser’s expense to obtain an appropriate protective order or other reliable assurance that confidential treatment shall be accorded to such information and (C) discloses only such information as such Person is advised by outside legal counsel in writing that such Person is legally required to disclose or (ii) as permitted by or as necessary for purposes of exercising such Person’s rights or remedies under this Agreement, the Transaction Documents to which such Person is a party or any other written agreement between such Person and the Purchaser or the Target Companies.  The Purchaser acknowledges that: (1) the Sellers and certain of their Affiliates make investments in companies in the ordinary course of business, and, as a result of such investments, such companies may be deemed to be affiliated or associated with the Sellers and such Affiliates; (2) certain other Persons that may be deemed to be directly or indirectly affiliated or associated with a Seller represent institutions over which such Seller has no or limited control; and (3) the Sellers and their Affiliates’ ownership of the Target Companies has served to give the Sellers and their Affiliates increased knowledge and understanding of the Target Companies’ industry and business in a way that cannot be reasonably expected to be forgotten or separated from the Sellers and their Affiliates’ overall knowledge base.  Therefore, notwithstanding anything in this Section 5.15 to the contrary, the Purchaser, on behalf of itself and its Affiliates, agrees that, (x) to the extent a Seller has not disclosed and does not disclose, directly or indirectly (including through one or more of its Affiliates), any Confidential Information to, and has not used and does not use Confidential Information for the benefit of such affiliated companies or other Persons in violation of this Section 5.15, none of the terms of this Section 5.15 shall apply to such affiliated companies or other Persons, and (y) without in any way limiting the obligations of the Sellers under this Agreement, the Sellers will not be deemed to be in breach of this Section 5.16(b) by reason of remembering, retaining, and using in their business their increased knowledge as described in item (3) of the preceding sentence.

(c)                                  Non-Solicitation of Business Relations.  Such Seller shall not, and shall cause each of such Seller’s Restricted Affiliates to not, directly or indirectly, at any time during the Restricted Period: (a) solicit, attempt to solicit, or assist any other Person to solicit or attempt to solicit any business from any Person who is a customer of any of the Target Companies as of the Closing Date or who was a customer of any of the Target Companies at any time during the six (6) month period preceding the Closing Date or (b) take any action that is intended to discourage any Person who is or has been within the past six (6) months a lessor, licensor, customer, supplier, licensee, subcontractor or other business associate or relation of any of the Target Companies in connection with the Target Companies’ business prior to the Closing Date from entering into or maintaining, or to terminate, cease or otherwise adversely change, its relationship with any of the Target Companies or in any other way deliberately interfere with the relationship between any of the Target Companies, on the one hand, and any such lessor, licensor, customer, supplier, licensee, subcontractor or other business associate or relation, on the other hand.

(d)                                 Non-Solicitation of Employees.  Each Seller shall not, and shall cause each of such Seller’s Restricted Affiliates to not, at any time during the Restricted Period, directly or indirectly, solicit or attempt to solicit for employment or attempt to hire or engage or in any other way induce or attempt to induce to leave the employ of or engagement by any of the Target Companies, any individual who is, on the Closing Date or who was, during the six (6) month period preceding the Closing Date, a manager, officer, director (or equivalent), employee or Contractor (in this case limited to Contractors who are either individuals or where the services to the Target Companies, or any of them, of a particular individual on behalf of such Contractor are contemplated) to any of the Target Companies; provided, however, that no general advertisement or general solicitation for employment not targeted to the managers, officers, directors (or the equivalent position with respect to foreign Subsidiaries), employees or consultants of the Target Companies shall be deemed to be in violation of this Section 5.16(d); and provided, further, that this Section 5.16(d) shall not apply to any such Persons from and after such date, if any, that their employment or engagement with the Purchaser or any of its Subsidiaries (including the Target Companies) is terminated other than for cause.

(e)                                  Appropriate Restrictions; Authority for Judicial Enforcement and Revision.  Such Seller agrees and acknowledges that the covenants of such Seller set forth in this Section 5.15 (i) are reasonable in duration, geographic scope, area and nature of restrictions and in all other respects and (ii) have been made in order to induce the Purchaser to enter into this Agreement and consummate the transactions contemplated hereby, and the Purchaser would not have entered into this Agreement or consummated the transactions contemplated hereby, in each case but for the covenants of the Sellers contained in this Section 5.15, which are necessary to protect the goodwill, trade secrets and business of the Target Companies.  If, at any time of enforcement of any of the provisions of this Section 5.15 a Governmental Authority determines that the duration, geographic scope or area or nature of restrictions stated in this Agreement are not enforceable under applicable Law, the parties agree that the maximum duration, geographic scope and area or nature of restrictions (as applicable) permitted by applicable Law shall be substituted for the duration, geographic scope and area or nature of restrictions (as applicable) stated herein and the Governmental Authority shall be authorized by the parties to revise the restrictions contained herein to cover such maximum duration, geographic scope and area or nature of restrictions (as applicable).  This Section 5.16(e) shall be read in conjunction with (and not to the exclusion of) Section 10.8 (Severability), but in the event of any conflict between the immediately preceding sentence of this Section 5.16(e), on the one hand, and the first sentence of Section 10.8, on the other hand, the immediately preceding sentence of this Section 5.16(e) will control and govern.

(f)                                   Injunctive Relief.  The parties agree that any breach or attempted breach of this Section 5.15 would cause irreparable injury to the Purchaser, which cannot be adequately compensated in monetary damages.  Therefore, the Purchaser shall have, in addition to, and not in lieu of, any of the other rights and remedies available hereunder, the right to have the provisions of this Section 5.15 specifically enforced by any court of competent jurisdiction by way of an injunction or other equitable relief.  The Purchaser shall not be required to post a bond or other security or to prove actual damages or the inadequacy of monetary damages in connection with its efforts to obtain equitable relief concerning this Section 5.15.

(g)                                  Non-Exclusive Obligations.  Each Seller agrees and acknowledges that such Seller’s obligations set forth in this Section 5.15 are in addition to, and not in lieu of, any obligations such Seller has to any of the Target Companies pursuant to any other Contract between such Seller and any of the Target Companies or at common law.

Section 5.17                             Releases.

(a)                                 Release by the Sellers.

(i)                                     Release.  Except for the Seller Retained Claims, effective upon the Closing, each Seller, for such Seller and any and all Persons now or hereafter claiming through or asserting on behalf of such Seller any actual or alleged right, interest, entitlement or claim whatsoever (each, a “Seller Person”), hereby irrevocably waives, releases and discharges each of the Target Companies, its Affiliates and each of its and their respective officers, directors (or the equivalent position with respect to foreign Subsidiaries), managers, members, partners, employees, representatives, agents, successors and assigns (collectively, the “Seller Released Parties”) from any and all Losses which such Seller or any Seller Person has had, now has or may in the future have against or with respect to any of the Seller Released Parties of any kind or nature whatsoever arising from or relating to the period up to and including the Closing Date or any condition, action, inaction or other matter relating to the Target Companies or the business operated thereby during, occurring or existing during the period up to and including the Closing Date, in each case whether absolute or contingent, liquidated or unliquidated, known or unknown, and whether arising under any agreement or understanding or otherwise (but excluding the Seller Retained Claims, collectively, the “Seller Released Claims”).

(ii)                                  Waiver of Released Claims.  Except for the Seller Retained Claims, effective upon the Closing, such Seller agrees that such Seller shall not make, or permit any other Person to make, for such Seller or on behalf of any Seller Person any claim against any of the Seller Released Parties with respect to any of the Seller Released Claims, for indemnification or otherwise (whether such claim is for judgments, damages, penalties, fines, costs, amounts paid in settlement, losses, expenses or otherwise and whether such claim is pursuant to any statute, charter document, bylaw, agreement or otherwise), and such Seller hereby acknowledges and agrees that such Seller shall not have any claim or right to contribution or indemnity from any Seller Released Party with respect to any amounts paid by such Seller with respect to any Seller Released Claim pursuant to this Agreement or otherwise, without regard to whether the action or inaction prior to Closing of the Seller Released Party caused such amounts to become payable.

(iii)                               Seller Retained Claims.  The covenants, agreements, releases and waivers provided in Section 5.17(a)(i) and (ii) shall not apply to (A) any rights of such Seller or any Seller Person under this Agreement, any of the other Transaction Documents or any other Contract between any Seller Released Person and any Target Company or Purchaser that is not terminated at or prior to the Closing (for the avoidance of doubt, inclusive of rights to indemnification and coverage by the “tail policy” under Section 5.10), (B) any rights of such Seller or any Seller Person arising from or relating to such Person’s ownership of any of the Purchaser Stock or (C) the right or ability of such Seller or any Seller Person to make, pursue, enforce or prosecute a claim for fraud against any manager, employee, officer, director or agent of the Target Companies to the extent that such Seller has been required to indemnify any Purchaser Indemnified Parties in connection with a claim of Excluded Fraud brought by a Purchaser Indemnified Party against such Seller (but with respect to this clause (C), only (i) if such manager, employee, officer, director or agent of the Target Companies, in turn, is not entitled to indemnification from the Purchaser or any Target Company as a result of such claim for fraud or (ii) if such manager, employee, officer, director or agent of the Target Companies, in turn, is entitled to indemnification from the Purchaser or any Target Company as a results of such claim for fraud then, except, and solely to the extent of, any payments made directly to such manager, employee, officer, director or agent from the D&O Tail (and, for the avoidance of doubt, after payment of any applicable deductible thereunder, collectively, the “Seller Retained Claims”).

(b)                                 Release by the Purchaser.

(i)                                     Release.  Except for the Purchaser Retained Claims, effective upon the Closing, the Purchaser, for itself, each of the Target Companies and any and all Persons now or hereafter claiming through or asserting on behalf of the Purchaser or any of the Target Companies, as applicable, any actual or alleged right, interest, entitlement or claim whatsoever (each, a “Purchaser Person”), hereby irrevocably waives, releases and discharges each Seller, its Affiliates and each of its and their respective officers, directors (or the equivalent position with respect to foreign Subsidiaries), managers, members, partners, employees, representatives, agents, successors and assigns (collectively, the “Purchaser Released Parties”) from any and all Losses which the Purchaser or such Target Company, as applicable, or any Purchaser Person has had, now has or may in the future have against or with respect to any of the Purchaser Released Parties of any kind or nature whatsoever arising from or relating to the period up to and including the Closing Date or any condition, action, inaction or other matter relating to the Target Companies or the business operated thereby during, occurring or existing during the period up to and including the Closing Date, in each case whether absolute or contingent, liquidated or unliquidated, known or unknown, and whether arising under any agreement or understanding or otherwise, but excluding the Purchaser Retained Claims (collectively, the “Purchaser Released Claims”).

(ii)                                  Waiver of Released Claims.  Except for the Purchaser Retained Claims, effective upon the Closing, the Purchaser, agrees that it shall not make, or permit any other Person to make, for it or on behalf of any Purchaser Person any claim against any of the Purchaser Released Parties with respect to any of the Purchaser Released Claims, for indemnification or otherwise (whether such claim is for judgments, damages, penalties, fines, costs, amounts paid in settlement, losses, expenses or otherwise and whether such claim is pursuant to any statute, charter document, bylaw, agreement or otherwise).

(iii)                               Purchaser Retained Claims.  The covenants, agreements, releases and waivers provided in Section 5.17(b)(i) and (ii) shall not apply to (A) any rights of the Purchaser or any Purchaser Person under this Agreement, any of the other Transaction Documents or any other Contract between any Seller Released Person and any Target Company that is not terminated at or prior to the Closing or (B) the right or ability of Purchaser to make, pursue, enforce or prosecute a claim for Excluded Fraud against either Seller (collectively, the “Purchaser Retained Claims”).

(c)                                  Release to Stay in Effect.  Each Seller, on behalf of itself and any Seller Persons, and the Purchaser, on behalf of itself and any Purchaser Persons, agrees and acknowledges that such it may hereafter discover facts different from or in addition to those now known or believed to be true regarding the Seller Released Claims or the Purchaser Released Claims, as applicable, and agrees that this Agreement shall remain in full force and effect, notwithstanding the existence or nature of any such different or additional facts.  Each party agrees and acknowledges that the consummation of the transactions contemplated by this Agreement constitutes sufficient and adequate consideration for the releases, covenants and agreements set forth in this Section 5.17.

Section 5.18                             Termination of Plans.  The Company shall terminate, effective as of no later than the day immediately preceding the Closing Date, any and all Employee Benefit Plans intended to include a Code Section 401(k) arrangement (each a “Terminated Plan”) (unless Purchaser provides written notice to the Company no later than three (3) Business Days prior to the Closing Date that such plans shall not be terminated).  The Company shall provide Purchaser with evidence that such Terminated Plans have been terminated (effective as of no later than the day immediately preceding the Closing Date) pursuant to resolutions of the board of the Company.  The form and substance of such resolutions shall be subject to reasonable review of Purchaser.  The Company also shall take such other actions in furtherance of terminating such Terminated Plans as Purchaser may reasonably require.  In the event that termination of any Terminated Plan would reasonably be anticipated to trigger liquidation charges, surrender charges or other fees then such charges and/or fees shall be borne by the Company; provided, that the Company shall take such actions as are necessary to reasonably estimate the amount of such charges and/or fees and provide such estimate in writing to Purchaser.

Section 5.19                             Section 280G Stockholder Approval and Waiver.  As soon as reasonably practicable following the execution of this Agreement, but in no event later than five (5)

Business Days prior to the Closing Date, the Company shall use commercially reasonable efforts to (a) obtain from each Person who might receive a 280G Payment (as defined below) an executed waiver that shall provide that if the requisite stockholder approval under Section 280G of the Code and the Treasury Regulations thereunder (collectively, “Section 280G”) is not obtained, no Section 280G Payment shall be payable to, or retained by, such disqualified individual (each, a “280G Waiver”), and (b) submit to the shareholders of the Company for approval by the shareholders as is required by the terms of Section 280G(b)(5)(B) of the Code of any payments and/or benefits that may, separately or in the aggregate, constitute “parachute payments” within the meaning of Section 280G of the Code and the regulations promulgated thereunder (“280G Payments”), such that such payments and benefits shall not be deemed to be “parachute payments” under Section 280G.  No later than three (3) Business Days prior to the Closing Date, the Company shall deliver to Purchaser evidence (i) that a vote of the stockholders was solicited in conformance with Section 280G, and (ii) either (A) the requisite stockholder approval was obtained with respect to any 280G Payments that were subject to the stockholder vote (the “280G Approval”), or (B) the 280G Approval was not obtained and, as a consequence, that such 280G Payments shall not be made or provided pursuant to the 280G Waivers.  All materials and waivers to be submitted to stockholders pursuant to this Section 5.19 shall be subject to review and approval by the Purchaser, which approval shall not be unreasonably withheld, conditioned or delayed.

Section 5.20                             Rule 144 Covenant.  The Purchaser covenants that it will file the reports required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations adopted by the SEC thereunder (or, if the Purchaser is not required to file such reports, it will make publicly available such necessary information for so long as necessary to permit sales pursuant to Rules 144, 144A or Regulation S under the Securities Act), and it will take any such further action as reasonably requested to the extent required from time to time to enable the holders of the Purchaser Stock to sell the Purchaser Stock without registration under the Securities Act within the limitation of the exemptions provided by (i) Rules 144, 144A or Regulation S under the Securities Act, as such rules may be amended from time to time, or (ii) any similar rule or regulation hereafter adopted by the SEC. Upon the reasonable request of a holder of the Purchaser Stock, Parent will deliver to such stockholder a written statement as to whether it has complied with such requirements and, if not, the specifics of any compliance deficits.  Notwithstanding the foregoing, it shall not be deemed a breach of this Section 5.20 by Purchaser if Purchaser is late in making any required filing under the Securities Act or the Exchange Act as a result of its audit of the Company’s and its Subsidiaries’ books and records following Closing.

Section 5.21                             Express Note; CVC Contract.

(a)                                 The Company shall determine the manner in which that certain Second Amended and Restated Multiple-Advance Subordinated Convertible Note, dated as of May 31, 2016, by Hibernia Express Ireland and payable to the Company (the “Express Note”) and the repayment (or other satisfaction) of all amounts due thereunder shall be terminated prior to the Closing; provided, that the Company shall deliver notice to the Purchaser of the proposed manner in which the Express Note will be terminated no later than thirty (30) days prior to the Closing and provided further that no such termination shall have adverse Tax consequences to the Purchaser or the post-closing Target Companies, or if it does, the Sellers shall have the right to compensate the Purchaser therefor.  The Company and the Purchaser shall work together in good faith to determine the manner in which the Express Note shall be terminated prior to the Closing and the Company shall take no action with respect to such termination without the prior written consent of the Purchaser, not to be unreasonably withheld or delayed.

(b)                                 The Company may, but is not required to, cause the CVC Contract to be terminated or amended prior to the Closing; provided, that, no such termination or amendment shall result in any adverse Tax consequences to the Purchaser or the post-closing Target Companies, or if it does, the Sellers shall have the right to compensate the Purchaser therefor. Nor shall it result in the CVC Contract being materially worse for the Target Companies post-Closing, without the Purchaser’s prior written consent, not to be unreasonably withheld.  In the event that the CVC Contract is not terminated or amended appropriately in accordance herewith, then all Indebtedness arising under the CVC Contract shall be paid in full at closing pursuant to a Payoff Letter reasonably acceptable to Purchaser.

ARTICLE VI
CONDITIONS TO CLOSING

Section 6.1                                    Conditions to the Obligation of the Purchaser.  The obligation of the Purchaser to consummate the transactions contemplated by this Agreement in connection with the Closing shall be subject to the satisfaction or waiver by the Purchaser on or prior to the Closing Date of each of the following conditions:

(a)                                 The representations and warranties of the Company contained in Article II (i) that are Fundamental Representations shall be correct in all respects, as if made at and as of the Closing (except that those representations and warranties that are made as of a specific date shall be correct only as of such date) and (ii) that are other than Fundamental Representations shall be correct in all respects (disregarding qualifications of materiality or Material Adverse Effect) as if made at and as of the Closing (except that those representations and warranties that are made as of a specific date shall be correct only as of such date) except where the failure to be correct has not resulted in a Material Adverse Effect.

(b)                                 The representations and warranties of each Seller contained in Article III (i) that are Fundamental Representations shall be correct in all respects, as if made at and as of the Closing (except that those representations and warranties that are made as of a specific date shall be correct only as of such date) and (ii) that are other than Fundamental Representations shall be correct in all respects (disregarding qualifications of materiality or Material Adverse Effect) as if made at and as of the Closing (except that those representations and warranties that are made as of a specific date shall be correct only as of such date) except where the failure to be correct has not resulted in a material adverse effect on the applicable Seller.

(c)                                  The Sellers shall have duly performed and complied in all material respects with all covenants and agreements contained herein required to be performed or complied with by the Sellers at or prior to the Closing.

(d)                                 The Company shall have delivered to the Purchaser a certificate, dated as of the Closing Date and executed by a duly authorized representative of the Company, as to the fulfillment of the conditions set forth in Sections 6.1(a) - (c).

(e)                                  The waiting period applicable to the consummation of the Share Purchase under the HSR Act and under any similar applicable foreign antitrust or competition Laws shall have expired or been terminated, and each of the Seller Required Consents set forth on Annex A hereto shall have been received or, with respect to any Seller Required Consent from a Governmental Authority, reasonably satisfactory written or oral notification shall have been received from the applicable Governmental Authority that its consent to the Closing is not required.

(f)                                   There shall not be in effect any injunction or other Order restraining or prohibiting the consummation of the transactions contemplated by this Agreement.

(g)                                  The Company shall have delivered to the Purchaser the Payoff Letters prior to Closing, including evidence reasonably satisfactory to the Purchaser of the release of any Liens associated with the Funded Debt of any Target Company and their respective assets.

(h)                                 There shall not have occurred since December 31, 2015 a Material Adverse Effect.

(i) The Company shall have delivered to the Purchaser evidence reasonably satisfactory to the Purchaser of the termination of the related party agreements set forth on Schedule 6.1(i).

(j)                                    The Company shall have delivered to the Purchaser evidence reasonable satisfactory to the Purchaser of the termination of the Express Note.

(k)                                 The Company shall have delivered to the Purchaser evidence reasonably satisfactory to the Purchaser of the termination or amendment of the CVC Contract.

Section 6.2                                    Conditions to the Obligations of the Sellers.  The respective obligations of the Sellers to consummate the transactions contemplated by this Agreement in connection with the Closing shall be subject to the satisfaction or waiver by the Sellers on or prior to the Closing Date of each of the following conditions:

(a)                                 The representations and warranties of the Purchaser contained in Article IV (i) that are Fundamental Representations shall be correct in all respects, as if made at and as of the Closing (except that those representations and warranties that are made as of a specific date shall be correct only as of such date) and (ii) that are not Fundamental Representations shall be correct in all respects (disregarding qualifications of materiality) as if made at and as of the Closing (except that those representations and warranties that are made as of a specific date shall be correct only as of such date) except where the failure to be correct has not resulted in a material adverse effect on the Purchaser.

(b)                                 The Purchaser shall have duly performed and complied in all material respects with all covenants and agreements contained herein required to be performed or complied with by the Purchaser at or prior to the Closing.

(c)                                  The Purchaser shall have delivered to the Sellers a certificate, dated as of the Closing Date and executed by a duly authorized representative of the Purchaser, as to the fulfillment of the conditions set forth in Sections 6.2(a) and (b).

(d)                                 The waiting period applicable to the consummation of the Share Purchase under the HSR Act and under any similar applicable foreign antitrust or competition Laws shall have expired or been terminated, and each of the Purchaser Required Consents set forth on Annex B hereto shall have been received or, with respect to any Purchaser Required Consent from a Governmental Authority, reasonably satisfactory written or oral notification shall have been received from the applicable Governmental Authority that its consent to the Closing is not required.

(e)                                  There shall not be in effect any injunction or other Order restraining or prohibiting the consummation of the transactions contemplated by this Agreement.

ARTICLE VII
SURVIVAL; INDEMNIFICATION; WAIVER AND RELEASE

Section 7.1                                    Survival of Representations, Warranties, Covenants and Other Agreements.

(a)                                 The respective representations, warranties and covenants of the Company, the Sellers and the Purchaser in this Agreement shall survive until the end of the Indemnification Escrow Period and shall thereupon expire (except to the extent a Notice of Claim has been submitted with respect to such representation or warranty prior to such date); provided, however, that (i) the representations and warranties set forth in Section 2.1(a) (but not the second sentence thereof); Section 2.1(b), Section 2.3, Section 2.4(a) (but only the first two sentences thereof), Section 2.22, Section 3.1, Section 3.3, Section 3.5, Section 4.1, Section 4.4 and Section 4.11 shall survive the Closing indefinitely and (ii) the representations and warranties set forth in Section 2.15 shall survive the Closing and shall terminate on the sixtieth (60th) day after the running of the applicable statute of limitations for the matters described in such representations and warranties (except to the extent a Notice of Claim has been submitted with respect to such representation or warranty prior to such date) (the representations and warranties set forth in this clause (ii), collectively with the representations and warranties set forth in the preceding clause (i), the “Fundamental Representations”), (iii) this Section 7.1(a) shall not limit any covenant or other agreement that by its terms is required to be performed after such Indemnification Escrow Period, including for greater certainty Sections 5.5(c), 5.7, 5.8, 5.10, 5.12, 5.16, this Article VII and Article X, which shall survive in accordance with their terms, and (iv) the covenants set forth in Section 5.9 shall terminate on the sixtieth (60th) day after the running of the applicable statute of limitations for the matters described in such covenants; provided further, however, that the covenants and agreements referred to in Section 7.2(b)(ii) and (iii) shall survive until the end of the Indemnification Escrow Period and shall thereupon expire (in each case for this sentence, except to the extent a Notice of Claim has been submitted with respect to such covenant or agreement prior to such date).

(b)                                 No claim for indemnification may be asserted against any of the parties for a breach of or inaccuracy in any representation or warranty or a breach of any covenant or agreement made by or to be performed by a party set forth in this Agreement or any of the matters referred to in Section 7.2(b)(v) through (vii) unless a Notice of Claim has been received by the Purchaser, if the Purchaser is the Indemnifying Party, or by Seller Representative, if either of the Sellers is the Indemnifying Party, prior to the date on which such representation, warranty, covenant, agreement or other matter expires as set forth in Section 7.1(a); and if a Notice of Claim has been received by the Purchaser, if the Purchaser is the Indemnifying Party, or by Seller Representative, if either of the Sellers is the Indemnifying Party, prior to the date on which such representation, warranty, covenant, agreement or other matter expires as set forth in Section 7.1(a), then the claim for indemnification with respect to the matters set forth in such Notice of Claim will survive until such later date as such claim for indemnification has been fully and finally resolved in accordance with this Article VII.  In furtherance of the foregoing, upon expiration of the applicable survival period set forth in Section 7.1(a), any and all claims shall irrevocably expire and be waived, except any claims properly brought before such time in accordance with the terms of this Agreement (for the avoidance of doubt, this will not limit the damages that can be asserted in a properly brought claim).  The Parties intend for the periods during which Parties may make claims hereunder as set forth in in Section 7.1(a) and (b) to supersede any otherwise applicable periods of time during which claims might otherwise be available to the Parties with regard to the foregoing matters, whether pursuant to applicable statutes of limitation or otherwise.

Section 7.2                                    Indemnification Obligations.

(a)                                 [Intentionally omitted].

(b)                                 Subject to the other provisions of this Article VII, from and after the Closing, the Sellers shall, severally in proportion to their respective Equity Interest Percentages, indemnify, defend and hold harmless each of the Purchaser Indemnified Parties, and pay on behalf of and reimburse each of the Purchaser Indemnified Parties in respect of, any and all Losses incurred, suffered, sustained, or required to be paid by or imposed upon, any Purchaser Indemnified Party arising out of, resulting from or relating to: (i) the breach of or inaccuracy in any representation or warranty set forth in Article II; (ii) the breach of any covenant or agreement set forth in this Agreement in which the Sellers agree to cause the Company or any of the Company Subsidiaries to take or not take some action; (iii) the breach of any covenant or agreement set forth in this Agreement to be performed by the Company prior to the Closing; (iv) the breach of any covenant or agreement set forth in this Agreement or any other Transaction Document to be performed by Seller Representative in its capacity as such; (v) any Indemnified Taxes, (vi) any Closing Date Indebtedness that is not repaid in full at the Closing or accounted for in the determination of the Final Closing Statement pursuant to Section 1.7, (vii) any Seller Transaction Expenses that are outstanding after the Closing and not accounted for in the determination of the Final Closing Statement pursuant to Section 1.7 or (viii) the Special Indemnified Matter.  Notwithstanding the foregoing, and for the avoidance of doubt, no Seller

Indemnified Party will be a Purchaser Indemnified Party by reason of such Seller Indemnified Party’s position with the Target Companies or otherwise.

(c)                                  Subject to the other provisions of this Article VII, from and after the Closing, each Seller shall indemnify, defend and hold harmless each of the Purchaser Indemnified Parties, and pay on behalf of and reimburse each of the Purchaser Indemnified Parties in respect of, any and all Losses incurred, suffered, sustained, or required to be paid by or imposed upon, any Purchaser Indemnified Party arising out of or resulting from:  (i) the breach of or inaccuracy in any representation or warranty of such Seller set forth in Article III; or (ii) the breach of any covenant or agreement of such Seller set forth in this Agreement (other than those referred to in Section 7.2(b)(ii)) or any Seller Document.

(d)                                 Subject to the other provisions of this Article VII, from and after the Closing, the Purchaser shall indemnify defend and hold harmless each of the Seller Indemnified Parties, and pay on behalf of and reimburse each of the Seller Indemnified Parties in respect of, any and all Losses incurred, suffered, sustained, or required to be paid by, or imposed upon, any Seller Indemnified Party arising out of or resulting from:  (i) the breach of or inaccuracy in any representation or warranty of the Purchaser set forth in Article IV; or (ii) the breach of any covenant or agreement of the Purchaser set forth in this Agreement or any Purchaser Document.  Without limiting the generality of the foregoing, the Purchaser shall indemnify each of the Seller Indemnified Parties for any increase in Tax liability resulting from any breach of Section 5.9(i).

Section 7.3                                    Limitations on Indemnification.

(a)                                 Notwithstanding anything to the contrary in this Article VII or elsewhere in this Agreement, in no event shall any Seller be required to provide indemnification with respect to any claim for indemnification made pursuant to Section 7.2(b)(i) or Section 7.2(c)(i):  (i) if the Losses associated with such claim (or group of related claims arising out of the same or similar circumstances) are less than Twenty-Five Thousand Dollars ($25,000) (the “De Minimis Claim Amount”); or (ii) unless and until the aggregate dollar amount of all Losses of the Purchaser Indemnified Parties for all such claims that would otherwise be indemnifiable pursuant to Section 7.2(b)(i) or Section 7.2(c)(i) (but without giving effect to any Loss or Losses below the De Minimis Claim Amount) exceeds One Million Five Hundred Thousand Dollars ($1,500,000) (the “Indemnification Deductible”); provided, however, that if the aggregate amount of all such Losses exceeds the Indemnification Deductible, the Purchaser Indemnified Parties shall be entitled to indemnification for the full amount of all such Losses and not just the amount in excess of the Indemnification Deductible; and provided further, that notwithstanding the foregoing, the De Minimis Claim Amount and the Indemnification Deductible shall not apply to the Fundamental Representations and, accordingly, any claims by a Purchaser Indemnified Party in respect of a Fundamental Representation of the Company or the Sellers shall be indemnified hereunder from the first dollar of any applicable Losses.

(b)                                 Notwithstanding anything to the contrary in this Article VII or elsewhere in this Agreement, in no event shall any Seller be required to provide indemnification (i) with respect to any claim for indemnification made pursuant to Section 7.2(b)(i) or Section 7.2(c)(i) (other than with respect to the Fundamental Representations), in an amount exceeding such Seller’s allocable portion of the Indemnification Cap, determined by such Seller’s Equity Interest

Percentage; provided, however, the Indemnification Cap shall not apply to Losses suffered by the Purchaser Indemnified Parties as a result of inaccuracies in or breaches of the Fundamental Representations of the Sellers, which shall be excluded in calculating when the Indemnification Cap is reached, (ii) with respect to any claim for indemnification made pursuant to Section 7.2(b)(i) or Section 7.2(c)(i) for any Losses suffered by the Purchaser Indemnified Parties as a result of inaccuracies in or breaches of the Fundamental Representations of the Sellers, in an amount exceeding such Seller’s allocable portion of Purchase Price, determined by such Seller’s Equity Interest Percentage and (iii) with respect to any claim for indemnification made pursuant to Section 7.2(b)(v) through (viii), in an amount exceeding such Seller’s allocable portion of Purchase Price, determined by such Seller’s Equity Interest Percentage.  For the avoidance of doubt, the Indemnification Cap shall not apply to the matters referred to in Section 7.2(b)(ii) through (viii) or Section 7.2(c)(ii).

(c)                                  Notwithstanding anything to the contrary in this Article VII or elsewhere in this Agreement in no event shall the Purchaser be required to provide indemnification with respect to any claim for indemnification made pursuant to Section 7.2(c)(i): (i) if the Losses associated with such claim (or group of related claims arising out of the same or similar circumstances) are less than the De Minimis Claim Amount; or (ii) unless and until the aggregate dollar amount of all Losses of the Seller Indemnified Parties for all such claims that would otherwise be indemnifiable pursuant to Section 7.2(c)(i) (but without giving effect to any Loss or Losses below the De Minimis Claim Amount) exceeds the Indemnification Deductible; provided, however, that if the aggregate amount of all such Losses exceeds the Indemnification Deductible, the Seller Indemnified Parties shall only be entitled to indemnification for the full amount of all such Losses and not just the amount in excess of the Indemnification Deductible; and provided further, however, that notwithstanding the foregoing, the De Minimis Claim Amount and the Indemnification Deductible shall not apply to the Fundamental Representations and, accordingly, any claims by a Seller Indemnified Party in respect of a Fundamental Representation of the Purchaser shall be indemnified hereunder from the first dollar of any applicable Losses.

(d)                                 Notwithstanding anything to the contrary in this Article VII or elsewhere in this Agreement in no event shall the Purchaser be required to provide indemnification with respect to any claim for indemnification made pursuant to Section 7.2(c)(i) in an amount exceeding the Indemnification Cap; provided, however, the Indemnification Cap shall not apply to Losses suffered by the Seller Indemnified Parties as a result of inaccuracies in or breaches of the Fundamental Representations of the Purchaser, which shall be excluded in calculating when such Indemnification Cap is reached and instead shall be subject to a separate indemnification cap equal to the Purchase Price.  For the avoidance of doubt, the Indemnification Cap shall not apply to the matters referred to in Section 7.2(d)(ii).

(e)                                  Excluded Fraud.  Notwithstanding anything in this Agreement to the contrary, the parties acknowledge and agree that the preceding provisions of this Section 7.3 shall not apply with respect to any Losses arising out of or resulting from any action or inaction that constitutes Excluded Fraud (as determined by a final, non-appealable judgment of a court of competent jurisdiction), and that nothing in this Agreement shall limit (i) any party’s rights vis-à-vis the party committing such Excluded Fraud, or (ii) the amount of Losses recoverable by a party against the party committing such Excluded Fraud (as determined by a final, non-appealable judgment of a court of competent jurisdiction).

Section 7.4                                    Determination of Loss Amount; Reliance.

(a)                                 Recourse Against Insurance.  The Purchaser shall, and shall cause the Target Companies to, in good faith, diligently seek recovery, at its or their own expense (which shall be a Loss), of all insurance proceeds from insurers with respect to all Losses with respect to which any Purchaser Indemnified Party makes a claim for indemnification under this Article VII.  No Indemnifying Party shall delay making any payment under this Article VII pending resolution of any insurance claim.  To the extent that the Purchaser or the Target Companies receive any amount under insurance coverage with respect to a matter for which a Purchaser Indemnified Party has previously obtained payment in indemnification under this Article VII, the Purchaser shall, as soon as reasonably practicable after receipt of such insurance proceeds, pay and reimburse to the Escrow Agent (if such reimbursement is to be delivered prior to the release of the Indemnification Escrow Funds) or to Seller Representative (if such reimbursement is to be delivered after the release of the Indemnification Escrow Funds), for any prior indemnification payment (up to the amount of the insurance proceeds, less any premium increases directly attributable thereto).

(b)                                 Mitigation.  Each of the Purchaser and, after the Closing, the Target Companies shall make commercially reasonably efforts to mitigate the amount of any Losses for which any Purchaser Indemnified Party or Seller Indemnified Party, as applicable, makes a claim for indemnification hereunder.

(c)                                  No Double Recovery.  No Indemnified Party shall be able to recover any Loss for which it is otherwise entitled to indemnification under this Agreement if such Loss has already been taken into account in determining the Closing Date Cash, Closing Date Indebtedness (including Funded Debt), Seller Transaction Expenses or Closing Working Capital in connection with determination of the Final Closing Statement in accordance with Section 1.7.  In addition, notwithstanding the fact that any Indemnified Party may have the right to assert claims for indemnification under or in respect of more than one provision of this Agreement in respect of any fact, event, condition or circumstance, no Indemnified Party shall be entitled to recover the amount of any Losses suffered by such Indemnified Party or its Affiliates more than once, regardless of whether such Losses may be as a result of a breach of more than one representation, warranty, covenant or agreement.

(d)                                 Reliance.  The representations and warranties made by the Company and the Sellers in Articles II and III, respectively, on the one hand, and the Purchaser in Article IV, on the other hand, in this Agreement are made with the knowledge and expectation that the Sellers are (in the case of representations and warranties made by the Purchaser) and the Purchaser is (in the case of representations and warranties made by the Company, the Sellers or either of them) placing complete reliance thereon in entering into, and performing its obligations under, this Agreement.  No investigation made by or for the benefit of a party, nor any knowledge of information held or obtained by such party either in the course of such investigation or otherwise, shall negate or limit the effect of the representations and warranties made for the benefit of such party in this Agreement or any right to indemnification with respect to any breach of or inaccuracy therein.

(e)                                  No Exemplary or Punitive Damages.  Notwithstanding anything to the contrary in this Article VII or elsewhere in this Agreement, in no event shall any Indemnified Party be entitled to receive indemnification under this Article VII for any Losses relating to exemplary or punitive damages; provided, however, that this limitation shall not apply if, and solely to the extent that, an Indemnified Party is seeking to obtain through indemnification reimbursement of such Losses resulting from an award in a Third Party Claim against such Indemnified Party of such Losses.

Section 7.5                                    Indemnification Procedure — Direct Claims.  If an Indemnified Party claims a right to payment pursuant to this Article VII not involving a Third Party Claim, such Indemnified Party shall provide to the Purchaser, if the Purchaser is the Indemnifying Party, or to Seller Representative, if either of the Sellers is the Indemnifying Party, notice of such claim, which notice shall describe in reasonable detail, including the nature of the matter, the basis for the claim that such matter is subject to indemnification and, to the extent known, the amount and nature of the Losses purported to result therefrom (a “Notice of Direct Claim”); provided, however, that the failure of an Indemnified Party to timely provide a Notice of Direct Claim or to provide any particular details therein shall not relieve any Indemnifying Party from any obligation to indemnify such Indemnified Party except to the extent that such Indemnified Party’s failure to provide or delay in providing a Notice of Direct Claim or any detail required to be included therein prejudices the ability of the Indemnifying Party to defend against or contest such matter.  If the amount of Losses set forth in a Notice of Direct Claim are estimated or not fully known at the time the Notice of Direct Claim is delivered, the Indemnified Party shall from time to time notify the Purchaser, if the Purchaser is the Indemnifying Party, or Seller Representative, if either of the Sellers is the Indemnifying Party, of the revised amount of Losses with respect to such indemnification claim as the same are finally determined).

Section 7.6                                    Indemnification Procedure — Third Party Claims.

(a)                                 With respect to any matter for which an Indemnified Party is entitled to indemnification from an Indemnifying Party under this Article VII that relates to a Third Party Claim, such Indemnified Party shall provide to the Indemnifying Party notice describing such matter in reasonable detail and the basis for the claim that such matter is subject to indemnification (a “Notice of Third Party Claim” and, together with a Notice of Direct Claim, a “Notice of Claim”); provided, however, that the failure of an Indemnified Party to timely provide a Notice of Third Party Claim shall not relieve any Indemnifying Party from any obligation to indemnify such Indemnified Party except to the extent that such Indemnified Party’s failure to provide or delay in providing a Notice of Third Party Claim prejudices the ability of the Indemnifying Party to defend against such matter.

(b)                                 The Indemnifying Party shall have the right to assume and pursue the defense of any claim or Proceeding by a third party for which any Indemnified Party has provided a Notice of Third Party Claim (a “Third Party Claim”) with counsel selected by the Indemnifying Party and reasonably acceptable to the Indemnified Party upon delivery to the Indemnified Party, within thirty (30) days after the notice of Third Party Claim has been delivered to the Indemnifying Party, of an irrevocable acknowledgement and agreement that (i) any Losses resulting therefrom are indemnifiable Losses for which the Indemnified Party is entitled to indemnification under this Article VII (subject to the limitations set forth in this

Article VII) and (ii) that the Indemnifying Party shall post any bond or other security to the extent required in connection with the defense or appeal of such Third Party Claim (an “Assumption of Defense Notice”); provided that the Indemnifying Party shall have an additional sixty (60) days after the delivery of such notice to revoke such acknowledgement and agreement with respect to any portion of such Losses based on matters that become known to the Indemnifying Party during such period and which indicate that such Losses would not be indemnifiable Losses for which the Indemnified Party is entitled to indemnification under this Article VII (and if a notice of such revocation is not delivered by the Indemnifying Party during such sixty (60) day period, such Losses shall conclusively be deemed indemnifiable Losses).  Notwithstanding the foregoing, the Indemnifying Party shall not be entitled to assume the defense of a Third Party Claim if (A) such Third Party Claim involves a purported class action, (B) such Third Party Claim involves criminal allegations, (C) such Third Party Claim demands injunctive or other equitable relief that, if granted, would have an adverse effect on any of the Purchaser Indemnified Parties or their respective businesses (if a Purchaser Indemnified Party is the Indemnified Party) or any of the Seller Indemnified Parties or their respective businesses (if a Seller Indemnified Party is the Indemnified Party), (D) the Indemnified Party reasonably determines that the Losses associated with such Third Party Claim are likely to exceed the then-remaining amount of the Indemnification Cap, (E) the Indemnified Party reasonably determines that it would be inappropriate for a single counsel to represent both the Indemnifying Party and the Indemnified Party in connection with such Third Party Claim under applicable standards of legal ethics or (F) there are legal defenses available to the Indemnified Party that are different from or additional to those available to the Indemnifying Party.

(c)                                  Unless and until the Indemnified Party receives, with respect to any Third Party Claim, an Assumption of Defense Notice from the Indemnifying Party within the thirty (30)-day period provided above or if, at any time after the Indemnifying Party has assumed the defense of a Third Party Claim, the Indemnifying Party fails diligently to defend such Third Party Claim (i) the Indemnified Party may, but shall not be obligated to, fully assume, commence and pursue its defense of such Third Party Claim in any such manner as it may deem appropriate, (ii) the Indemnified Party shall thereafter promptly inform the Indemnifying Party of all material developments related to such Third Party Claim (including copying the Indemnifying Party on court filings and correspondence); provided, however, that the Indemnified Party shall not be obligated to turn over any attorney-client privileged information, (iii) the Indemnifying Party shall reasonably cooperate in the defense or prosecution of such Third Party Claim, including the retention and (upon the Indemnified Party’s request) the provision to the Indemnified Party of records and information which are reasonably relevant to such Third Party Claim, and making employees and other representatives and advisors available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder and (iv) the Indemnified Party shall not settle any such Third Party Claim without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed.  For the avoidance of doubt, any attorneys’ fees and expenses and other costs and expenses incurred by the Indemnified Party in connection with a Third Party Claim prior to the time at which such Third Party Claim has been assumed by the Indemnifying Party as provided herein or during any subsequent time in which the Indemnified Party is conducting its own defense of a Third Party Claim in accordance with this Section 7.6 shall be Losses hereunder.

(d)                                 If the Indemnifying Party assumes the defense of a Third Party Claim, it shall control and direct the defense of such Third Party Claim, but the Indemnified Party shall have the right to participate in the defense of such Third Party Claim and to employ counsel, at its own expense, separate from the counsel employed by the Indemnifying Party.  During any period in which the Indemnifying Party is defending a Third Party Claim (i) the Indemnifying Party shall promptly inform the Indemnified Party of all material developments related to such Third Party Claim (including copying the Indemnified Party on court filings and correspondence) and (ii) the Indemnified Party shall reasonably cooperate in the defense or prosecution of such Third Party Claim, including the retention and (upon the Indemnifying Party’s request) the provision to the Indemnifying Party of records and information which are reasonably relevant to such Third Party Claim, and making employees and other representatives and advisors available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  Notwithstanding anything to the contrary herein, the Indemnifying Party shall not settle any Third Party Claim without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed) unless (A) the compromise or settlement does not involve any statement, finding or admission of any fault of, or violation of Law by, the Indemnified Party, (B) the sole relief provided in the compromise or settlement is monetary damages that are paid in full by the Indemnifying Party and does not include any requirement that the Indemnified Party take or refrain from taking any actions other than compliance with any non-disclosure obligations related to the terms of such settlement contained in the settlement agreement, (C) the compromise or settlement includes an unconditional and irrevocable release of the Indemnified Party, (D) the settlement agreement includes a reasonable confidentiality obligation by the third party claimant of the terms of the settlement and (E) the Indemnified Party is a party to, or an express third party beneficiary of, the settlement agreement, entitled to enforce such settlement agreement.  The Indemnified Party shall have no Liability with respect to any compromise or settlement of any Third Party Claims made without its consent (if such consent is required by this Section 7.6), and any such compromise or settlement shall be void.

(e)                                  For purposes of Section 7.6(d), all actions to be taken (or not taken), the exercise (or failure to exercise) of any rights and all notices to be delivered by the Indemnifying Party shall be taken (or not taken), exercised (or not exercised) or delivered by Seller Representative on behalf of the Sellers or either of them, and each of the Sellers shall be bound thereby as if each applicable Seller had taken (or omitted to take) such action, exercised (or failed to exercise) such rights or delivered such notice.

Section 7.7                                    Payment of Amounts Due.

(a)                                 Subject to the application of Section 7.3 and Section 7.4, any amount due to any Purchaser Indemnified Party under Section 7.2 shall be satisfied, first, by release to such Purchaser Indemnified Party from the Indemnity Escrow Funds an amount equal to the lesser of (i) such amount or (ii) the full Indemnity Escrow Funds then remaining, and, second, if such amount due exceeds the then remaining Indemnity Escrow Funds, such excess shall be paid by the applicable Seller or Sellers directly.  Any amount payable by the Sellers to a Purchaser Indemnified Party under this Section 7.7 shall be paid to such Purchaser Indemnified Party within five (5) Business Days after it is determined pursuant to this Article VII that such

Purchaser Indemnified Party is entitled to such amount, in each case by wire transfer of immediately available funds.

(b)                                 Subject to the application of Section 7.3 and Section 7.4, any amount is due to any Seller Indemnified Party under Section 7.2 shall be paid by the Purchaser to such Seller Indemnified Party within five (5) Business Days after it is determined pursuant to this Article VII that such Seller Indemnified Party is entitled to such amount, in each case by wire transfer of immediately available funds.

(c)                                  If any payment required by Sellers or the Purchaser under this Section 7.7 is not made in full within five (5) Business Days after it is determined under this Article VII that such payment is due, the unpaid payment shall thereafter bear simple interest at a rate equal to the prime rate in effect from time to time (as published in The Wall Street Journal) plus two (2) percentage points, until paid in full.

Section 7.8                                    Subrogation.  Upon the making of payment for any Losses of a Purchaser Indemnified Party pursuant to this Article VII, the Sellers shall, to the extent of such payment, be subrogated to all rights of such Purchaser Indemnified Party (and of the Purchaser and its Affiliates, if the Purchaser is not the Purchaser Indemnified Party with respect to such payment) to which the payment relates (including without limitation any claims against third parties); provided, however, such subrogation shall not apply if and to the extent that the exercise would reasonably be expected to have any adverse impact on the business of the Purchaser and its Subsidiaries (including the Purchaser and the Target Companies).  For the avoidance of doubt, no claim for subrogation shall be made against any customer or vendor of the Target Companies without the prior written consent of the Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed.  With respect to any action for subrogation permitted by this Section 7.8, in addition to any other obligation under this Agreement with respect thereto, the Purchaser Indemnified Party (and the Purchaser and its Affiliates, if the Purchaser is not the Purchaser Indemnified Party with respect to such payment) shall duly execute and deliver, upon request of Seller Representative, any instruments necessary or desirable to evidence and perfect any subrogation rights deemed granted under this Section 7.8.

Section 7.9                                    Tax Treatment of Indemnification Payments by Sellers.  Any indemnification payments made by the Sellers pursuant to this Article VII shall be treated for all Tax purposes as reductions to the Purchase Price, unless otherwise required under applicable Law.

Section 7.10                             Exclusive Remedy.

(a)                                 Except in the case of Excluded Fraud, the provisions of this Article VII, Section 1.5, Section 1.7, Section 5.16(f), Section 8.2 and Section 10.14 set forth the exclusive rights and remedies of (a) the Purchaser Indemnified Parties for any breach of or inaccuracy in any representation or warranty made by the Company or the Sellers or either of them in Article II or Article III or any breach of any of the covenants and agreements of the Company (to be performed prior to the Closing), Seller Representative or the Sellers contained in this Agreement and (b) the Seller Indemnified Parties for any breach of or inaccuracy in any of the representations and warranties of the Purchaser contained in this Agreement or any breach of any of the covenants and agreements of the Purchaser contained in this Agreement and the Purchaser Indemnified Parties and the Seller Indemnified Parties hereby waive any other right and remedies from and after the Closing.  Without limiting the generality of the preceding sentence of this Section 7.10(a), the rights and remedies waived by the Purchaser pursuant to this Section 7.10(a) shall include claims for contribution or other rights or remedies of recovery arising out of or relating to:  Environmental Law (whether now or hereafter in effect); claims for breach of contract or breach of representations and warranties, covenants or agreements; claims for misrepresentation; claims for negligence or gross negligence and all other claims, whether based in contract, tort, breach of duty or otherwise, except for claims based on Excluded Fraud.  For the avoidance of doubt, the limitation set forth in this Section 7.10 shall not apply to any of the other Transaction Documents and to the extent that any matter is subject to indemnification under alternative provisions of this Article VII, an Indemnified Party may seek such indemnification under such alternative provision of this Article VII, but it may not recover duplicative amounts for Losses related to such matter..

(b)                                 Each of the parties acknowledges that the covenants, agreements, releases, waivers and limitations set forth in Section 5.17 and in this Section 7.10, and the limitations set forth elsewhere in this Article VII, are integral parts of the transactions contemplated by this Agreement, and that, without such covenants, agreements, releases, waivers and limitations, the Sellers would not have entered into this Agreement.

ARTICLE VIII
TERMINATION

Section 8.1                                    Termination.  This Agreement may be terminated at any time prior to the Closing Date:

(a)                                 By the written agreement of the Purchaser and Seller Representative (on behalf of itself and the Company and the Sellers);

(b)                                 By either the Purchaser  or Seller Representative (on behalf of itself, the Company and the Sellers), if there shall be in effect a final nonappealable Order restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby; provided, however, that the party seeking to terminate this Agreement pursuant to this Section 8.1(b) shall have used its commercially reasonable efforts to remove such Order;

(c)                                  By either the Purchaser or Seller Representative (on behalf of itself, the Company and the Sellers), if the Closing shall not have occurred on or before May 5, 2017 (the “End Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(c) shall not be available to any party whose breach of any provision of this Agreement shall have caused, or resulted in, the failure of the Closing Date to occur on or before the End Date;

(d)                                 By the Purchaser, upon a breach of any representation or warranty of the Company or the Sellers set forth in this Agreement, or upon a breach of any covenant or agreement of the Company, the Sellers or Seller Representative set forth in this Agreement, in each case, such that the conditions set forth in Sections 6.1(a), (b) or (c) (as applicable) would not be satisfied as of the time of such breach; provided, however, that if such breach is curable by the Company or the Sellers prior to the End Date, then the Purchaser may not terminate this Agreement under this Section 8.1(d) prior to the End Date (and then only if such breach has not been cured sufficiently to allow for the satisfaction of the conditions set forth in Sections 6.1(a), (b) or (c) (as applicable));

(e)                                  By Seller Representative (on behalf of itself, the Company and the Sellers), upon a breach of any representation, warranty, covenant or agreement of the Purchaser set forth in this Agreement such that the conditions set forth in Sections 6.2(a) or (b) (as applicable) would not be satisfied as of the time of such breach; provided, however, that if such breach is curable by the Purchaser prior to the End Date, then Seller Representative may not terminate this Agreement under this Section 8.1(e) prior to the End Date (and then only if such breach has not been cured sufficiently to allow for the satisfaction of the conditions set forth in Sections 6.2(a) or (b) (as applicable)); provided further, however,  that the failure to deliver the Purchase Price at the Closing as required hereunder shall not be subject to cure hereunder); or

(f)                                   by Seller Representative (on behalf of itself, the Company and the Sellers), upon written notice to the Purchaser, if all of the conditions set forth in Section 6.1 shall have been previously satisfied (other than any condition the failure of which to be satisfied is attributable, in whole or in part, to a breach by the Purchaser of its representations, warranties, covenants or agreements contained herein and other than conditions that, by their nature, are to be satisfied at the Closing and which were, as of such date, capable of being satisfied) and the Purchaser has failed to consummate the transactions contemplated by this Agreement by the date the Closing should have occurred pursuant to Section 1.4(a).

Section 8.2                                    Effect of Termination.  In the event of the termination of this Agreement pursuant to the provisions of Section 8.1, this Agreement shall become void and have no effect, without any liability to any party or any of its officers, directors, equityholders, partners, members, managers, trustees, employees, agents, advisors, representatives or Affiliates in respect of this Agreement or the transactions contemplated hereby; provided, however, that (a) any such termination shall not affect the parties’ respective rights and obligations under Section 5.7 (regarding publicity), Section 5.14(c) (regarding the Financing Cooperation Costs), this Article VIII, Article X and the Confidentiality Agreement; and (b) if such termination results from the: (i) Excluded Fraud of a party, (ii) willful failure of a party to perform a covenant or agreement set forth in this Agreement; or (iii) willful breach by a party of any of its representations and warranties set forth in this Agreement, each other party shall be entitled to all remedies available at Law or in equity related to such Excluded Fraud, willful failure or willful breach.  The provisions of this Article VIII shall survive any termination of this Agreement. Nothing herein shall limit or prevent any party from exercising any rights or remedies it may have under Section 10.14.  If this Agreement is terminated as provided herein:

(a)                                 the Purchaser shall return to Seller Representative all documents and other materials received by the Purchaser or any of its agents, advisors or other representatives from the Sellers, any Target Company or any of their respective Affiliates, agents, advisors or other representatives (including all copies of or materials developed from any such documents or other materials) relating to the transactions contemplated hereby, whether obtained before or after the execution hereof, or shall destroy or cause to be destroyed the same and deliver an officer’s certificate signed by an executive officer of the Purchaser confirming the destruction thereof; and

(b)                                 all confidential information received by the Purchaser or any of its agents, advisors or other representatives with respect to the Sellers, any Target Company and their respective Affiliates shall be treated in accordance with the Confidentiality Agreement, which shall remain in full force and effect notwithstanding the termination of this Agreement.

ARTICLE IX
DEFINITIONS

Section 9.1                                    Definition of Certain Terms.  The terms defined in this Article IX, whenever used in this Agreement (including in the Company Disclosure Schedule, Seller Disclosure Schedule and the Purchaser Disclosure Schedule), shall have the respective meanings indicated below for all purposes of this Agreement.

“Affiliate” means, with respect to any Person, a Person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with such Person, with “control” (including the terms “controlled by” and “under common control with”) meaning the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by Contract, as trustee or executor, or otherwise.

“Agreement” means this Share Purchase Agreement, including the Annexes, Exhibits and Schedules hereto, as amended and modified from time to time in accordance with its provisions.

“Allocation” has the meaning set forth in Section 5.9(a)(i).

“Allocation Disputes” has the meaning set forth in Section 5.9(a)(i).

“Alternative Financing” has the meaning set forth in Section 5.13(a).

“Alternative Transaction” has the meaning set forth in Section 5.12.

“Ancillary Lease Documents” means, without limitation, all memoranda of lease, estoppel certificates, consents, commencement date letters, letters of extension, subordination, non-disturbance and attornment agreements, documents or other correspondence that affect or may affect the tenancy at any Company Leased Real Property.

“Appraisals” has the meaning set forth in Section 5.9(a)(i).

“Assumption of Defense Notice” has the meaning set forth in Section 7.6(b).

“Audited Financial Statements” has the meaning set forth in Section 2.5(a).

“Balance Sheet Date” has the meaning set forth in Section 2.5(a).

“Business Day” means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in New York, New York are authorized or obligated by Law or executive order to close.

“C-Level Officers” means each of the chief executive officer, the chief financial officer and the general counsel of the Company.

“CALEA” means the United States Communications Assistance for Law Enforcement Act, codified at 47 U.S.C. § 1001, et seq.

“CALEA Requirements” means the CALEA implementation and filing requirements imposed by the FCC on telecommunications carriers in the FCC Rules, including Title 47, Part 1, Subpart Z of the Code of Federal Regulations.

“Capacity Contracts” means (i) any Tier-1 Contract, (ii) any other Contract for the provision of information services, media transport services, telecommunications and telecommunications-related services or capacity services by any Target Company on the Hibernia Networks or any portion thereof, and (iii) any other Contract for the provision of information services, media transport services, telecommunications and telecommunications-related services or capacity services on the Hibernia Networks or any portion thereof to any Target Company by any Person.

“Cash Reserve” has the meaning set forth in Section 1.3(a)(iv).

“CFC” means a controlled foreign corporation as defined at Code Section 957(a) with respect to which any Seller (or direct or indirect equity holder of a Seller) is or has been a United States shareholder (within the meaning of Code Section 951(b)).

“Classic Network” means the trans-Atlantic fiber optic cable system consisting of two (2) trans-Atlantic subsea cables of four (4) fiber pairs each and all associated facilities, equipment and other property comprising the subsea cable system between cable landing stations located at Lynn, Massachusetts, United States, Halifax, Nova Scotia, Canada, Dublin, Ireland and Southport, England.

“Closing” has the meaning set forth in Section 1.4(a).

“Closing Cash” shall mean all cash and cash equivalents of the Target Companies, determined on a consolidated basis as of 12:01 a.m. on the Closing Date, and calculated in accordance with GAAP.  For the avoidance of doubt, Closing Cash shall be calculated net of issued but uncleared checks and drafts (in each case, to the extent any liability related thereto is not being included in the calculation of Closing Working Capital) and will include checks, other wire transfers and drafts deposited for the account of any Target Company (in each case, to the extent any asset related thereto has not been included in the calculation of Closing Working Capital).

“Closing Date” has the meaning set forth in Section 1.4(a).

“Closing Date Indebtedness” means any Indebtedness outstanding immediately prior to the Closing.

“Closing Statement” has the meaning set forth in Section 1.5(a).

“Closing Working Capital” means the aggregate amount of Current Assets of the Target Companies minus the aggregate amount of Current Liabilities of the Target Companies, in each (a) case as 12:01 a.m. on the Closing Date, and (b) determined on a consolidated basis in accordance with Section 1.8.  Notwithstanding anything to the contrary contained herein, “Closing Working Capital” shall not include any amounts with respect to Closing Cash, Transaction Expenses or Funded Debt.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the preamble.

“Company Disclosure Schedule” means the disclosure schedule setting forth exceptions to the representations and warranties made by the Company in Article II, which is incorporated by reference into this Agreement and thereby made a part hereof.

“Company Employees” has the meaning set forth in Section 5.8(a).

“Company Financing Information” means:

(i) (x) The audited consolidated balance sheets of the Company for the two most recent fiscal years ended at least 90 days prior to the Closing and the related consolidated statements of income and cash flows of the Company for the three most recent fiscal years of the Company ended at least 90 days prior to Closing, and the related audit report(s), and (y) an unaudited consolidated balance sheet of the Company as of the last day of the most recent interim fiscal period of the Company ended at least 45 days prior to the Closing and unaudited consolidated statements of income and cash flows of the Company for the most recent interim fiscal period ended at least 45 days prior to the Closing (and, with respect to the unaudited consolidated statements of income and cash flows, the corresponding period in the prior fiscal year), which, (1) in each case, shall have been prepared in accordance with GAAP and in a manner suitable under Rule 3-05 of Regulation S-X for filing by Purchaser under the rules and regulations of the Securities and Exchange Act of 1934, as amended, with the Securities and Exchange Commission and (2) in the case of the financial statements specified in the immediately preceding clause (y), shall have undergone a SAS 100 review;

(ii)                                  such other financial information and financial data regarding the Target Companies as Purchaser shall reasonably request to the extent necessary to allow Purchaser to prepare unaudited pro forma financial statements of Purchaser giving effect to the acquisition of the Company (A) that are in all material respects in compliance with, and for the periods required by, Article 11 of Regulation S-X (and prepared in a manner that assume the significance of the acquisition of the Company exceeds 50% as contemplated by Rule 305(b)(2)(iv) of Regulation S-X) and (B) for the twelve-month period ending on the last day of Purchaser’s fiscal quarter for which financial statements are required pursuant to Section (e)(1) of the Debt Financing Conditions;

(iii)                               drafts of customary comfort letters (including customary negative assurances) by auditors of the Company solely with respect to the financial information of the Company included, or incorporated by reference, in the “Offering Document” (as such term is defined in Section (m) of the Debt Financing Conditions), and confirmation that such auditors are prepared to deliver such comfort letters with sufficient notice to allow such auditors to bring down necessary procedures throughout the Marketing Period upon completion of customary procedures, each in form and substance customary for high yield debt securities offerings; and

(iv)                              such other financial and other pertinent information regarding the Target Companies and their businesses or operations required for Purchaser to produce the Offering Document to the extent that such information is reasonably available to, or reasonably obtainable by, the Company and consists of information of the type customarily included in an offering memorandum for the private placement of unsecured debt securities in a “144A” transaction (including a “management’s discussion and analysis of financial condition and results of operations” with respect to the business of the Company prepared in all material respects in compliance with Regulation S-K, but excluding any disclosure or Compensation Discussion and Analysis required by Item 402 of Regulation S-K and any other financial statements not otherwise specifically mentioned in this definition);

provided, further, that in no event shall the Company Financing Information require the Company or its Affiliates to deliver pro forma financial information or other financial information required by Rule 3-09, Rule 3-10 and Rule 3-16 of Regulation S-X, other than, in each case to the extent applicable, a customary summary of such information customarily included in an offering memorandum for the private placement of unsecured debt securities in a “144A” transaction.

“Company Intellectual Property” has the meaning set forth in Section 2.10.

“Company Leased Real Property” has the meaning set forth in Section 2.9(b).

“Company Owned Real Property” has the meaning set forth in Section 2.9(a).

“Company Real Property” means the Company Owned Real Property and the Company Leased Real Property.

“Company Representatives” has the meaning set forth in Section 5.5(a).

“Company Subsidiaries” means all Subsidiaries of the Company.

“Company Trade Secrets” has the meaning set forth in Section 2.10(a)(vii).

“Confidential Information” means any and all information and records, data and other trade secrets of the Target Companies, or any of them, as they may exist from time to time, or of customers, suppliers, vendors or other Persons that any of the Target Companies does business with (other than Sellers), whether written, oral, electronic or in other tangible or intangible form, including (a) corporate information (including business plans, proposed products, expansion plans, designs and design projects, strategies and policies), (b) marketing information (including strategies, methods, customers, prospects, market research data and plans for trademarks, service marks and copyrighted materials), (c) financial information (including cost, sales, pricing and performance data, debt arrangements, investors, client financial information and credit files), (d) operational and scientific information (including current and planned distribution and supply methods and processes, techniques, contracts, business records, trade secrets, computer programs and technical information) and (e) personnel information (including personnel lists, resumes, personnel data, organizational structure, compensation structure and performance evaluations).  The term “Confidential Information”, however, does not include any information which (i) is or becomes general public knowledge through no fault of the Target Companies or any Seller or any Affiliate of any Seller, (ii) was available to such Seller on a non-confidential basis from a source other than any of the Target Companies, any Seller or any Affiliate of any of the Target Companies or any Seller prior to being disclosed or made available to such Seller by or on behalf of the Purchaser or the Target Companies, as evidenced by the contemporaneous written records of such Seller or (iii) is disclosed to or becomes available to such Seller on a non-confidential basis by or from a source other than any of the Target Companies, any Seller or any Affiliate of any of the Target Companies or any Seller after the disclosure of such information to such Seller by or on behalf of the Purchaser, any of the Target Companies or their respective Affiliates, which source does not have a duty of nondisclosure, directly or indirectly, to the Purchaser, any of the Target Companies, their respective Affiliates or any other Person with respect to such information.

“Confidentiality Agreement” has the meaning set forth in Section 5.5(a).

“Contract” means any contract, agreement, commitment, purchase or sale order, mortgage, note, bond, loan agreement, indenture, license, sublicense, lease, sublease, instrument, quotation or other arrangement, plan, understanding, undertaking or other obligation, whether written or oral, that is binding or enforceable on at least one of the parties thereto (for the avoidance of doubt, any purchase order that is issued under a master purchase agreement shall not be deemed to be a separate Contract, but, instead shall be deemed to be part of such master purchase agreement).

“Contingent Worker” has the meaning set forth in Section 2.16(a)(ii).

“Contractor” means any independent contractor, consultant, freelancer or other service provider providing services to, or who has provided services since December 31, 2015 to, any of the Target Companies.

“CPNI Requirements” means the implementation, reporting and certification requirements regarding Customer Proprietary Network Information that are imposed by the FCC on telecommunications carriers and VoIP providers in the FCC Rules, including Title 47, Part 64, Subpart U of the Code of Federal Regulations.  The term “Customer Proprietary Network Information” has the meaning given to such term in Section 222(h)(1) of the U.S. Communications Act.

“Credit Agreement Agent” means MUFG Union Bank, N.A., as administrative agent and collateral agent under the Credit and Guaranty Agreement.

“Credit and Guaranty Agreement” means the Credit and Guaranty Agreement dated as of May 31, 2016, by and among Hibernia Express Ireland, the Company, certain Subsidiaries of the Company party thereto, the lender parties party thereto, and the Credit Agreement Agent.

“Current Assets” means accounts receivable (net of allowance of doubtful accounts), subject to a Trade Debtors Adjustment as specified on Exhibit A (including Pre-paid Contract Revenue not yet received by the Company as of the Closing), accrued revenue, inventory, deposits, prepaid expenses and any Tax asset consisting of recoverable VAT payments, but excluding (a) the portion of any prepaid expenses arising between signing and Closing of which Purchaser will not receive the benefit following the closing, (b) all Tax assets (other than recoverable VAT payments), (c) receivables from any of the Company’s Affiliates, directors, employees, officers or stockholders and any of their respective Affiliates (excluding receivables resulting from arms-length commercial transactions), (d) the items listed as “Excluded” on Exhibit A, all as determined in accordance with GAAP.

“Current Liabilities” means accounts payable, accrued Taxes (other than income Taxes) and accrued expenses, but excluding (a) deferred revenue in respect of services to be provided after Closing, (b) payables to any of the Company’s Affiliates, directors, employees, officers or stockholders and any of their respective Affiliates (excluding payables resulting from arms-length commercial transactions and amounts payable in the ordinary course to officers and directors), (c) deferred Tax liabilities, (d) deferred non-recurring revenue, (e) any amounts included in the definition of Funded Debt and (f) any items listed as “Excluded” on Exhibit A, all as determined in accordance with GAAP.

“CVC” has the meaning set forth in the preamble.

“CVC Contract” means that certain unwritten agreement between the Company and CVC, pursuant to which the Company acquired certain fiber assets from CVC in exchange for an agreement to pay CVC a specified amount to the extent that the Company derives revenues from such assets.

“D&O Tail” has the meaning set forth in Section 5.10(b).

“De Minimis Claim Amount” has the meaning set forth in Section 7.3(a).

“Debt Commitment Letter” has the meaning set forth in Section 4.5(a).

“Debt Financing” has the meaning set forth in Section 4.5(a).

“Debt Financing Conditions” means the conditions to the funding of the Debt Financing specifically set forth on Exhibit C to the Debt Commitment Letter as in effect on the date hereof.

“Debt Financing Sources” means each of the Persons that have committed to provide, or otherwise entered into agreements (including, without limitation, the Debt Commitment Letter) in connection with, the Debt Financing, including the parties to the Debt Commitment Letter, any joinder agreements, purchase agreements, indentures, credit agreements or loan agreements (or other definitive documentation) relating thereto.

“Debt Financing Sources Related Parties” means (a) any former, current or future Affiliate of any Debt Financing Source, and (b) the former, current and future partners, directors, officers, employees, agents, trustees, administrators, managers, advisors and representatives, shareholder, members, successors and assigns of any Debt Financing Source or any Person described in clause (a) of this definition.

“Disclosed Conditions” has the meaning set forth in Section 4.5(c).

“Dormant Subsidiaries” means has the meaning set forth in Section 2.1.

“Edge Network IRU Contract” means that certain Revised and Restated Fiber Pair and Spectrum Agreement, dated as of October 17, 2014, by and among Edge Network Services, Limited, Hibernia Express Ireland and Hibernia Atlantic pursuant to which Edge Network Services, Limited received, among other things, an IRU Contract in and to a dark fiber pair on the Express Network and portions of the Hibernia Networks between Halifax, Nova Scotia Canada and Brean, England United Kingdom and between Brean, England United Kingdom and Chippenham, England United Kingdom, as amended by that certain Amendment No. 1, dated as of June 2, 2015, Amendment No. 2, dated as of June 6, 2015, Amendment No. 3, dated as of October 30, 2015, Amendment No. 4 dated as of November 4, 2015 and Amendment No. 5, dated as of November 6, 2015.

“Edge Network OMC Agreement” means that certain Revised and Restated Fiber Pair Operations and Maintenance Agreement, dated October 17, 2014, as amended by that certain Amendment No. 1, dated as of June 2, 2015, Amendment No. 2, dated as of June 6, 2015, Amendment No. 3, dated as of October 30, 2015, Amendment No. 4, dated as of November 4, 2015, and Amendment No. 5, dated as of November 6, 2015, by and among Hibernia Express Ireland, Hibernia Atlantic and Edge Networks Services Limited.

“Employees” means has the meaning set forth in Section 2.16(a)(i).

“Employee Benefit Plan” has the meaning set forth in Section 2.14(a).

“End Date” has the meaning set forth in Section 8.1(c).

“Environmental Law” means any U.S. federal, state, foreign or local Law or Order relating to: (a) the manufacture, transport, use, treatment, storage, disposal, Release or threatened Release of Hazardous Substances; or (b) the protection of human health as it relates to exposure to Hazardous Substances or the protection of the environment (including natural resources, air, and surface or subsurface land or waters).

“Environmental Permits” has the meaning set forth in Section 2.13(c).

“Equitable Exceptions” means, with respect to enforcement of the terms and provisions of any Contract, including this Agreement and the other Transaction Documents, any limitations on the enforceability of obligations thereunder resulting from: (a) bankruptcy, insolvency, reorganization, moratorium or other requirements of Laws, Orders or equitable principles now or hereafter in effect relating to or affecting the enforcement of creditors’ rights or debtors’ obligations generally; and (b) as to the remedy of specific performance and injunctive and other forms of equitable relief, the imposition of equitable defenses and the discretion of the Governmental Authority before which any Proceeding therefor may be brought (regardless of whether enforcement is sought in a Proceeding at law or in equity).

“Equity Interest Percentage” means the respective direct or indirect percentage ownership interests of the Sellers in the Company as set forth in the Estimated Closing Statement.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations thereunder.

“ERISA Affiliate” means any Person which, together with any Target Company (or their respective successors), is or would have been at any date of determination occurring since the formation of the Target Companies, treated as a single employer under Section 414 of the Code or part of the same “controlled group” as any Target Company for purposes of Section 302(d)(3) of ERISA.

“Escrow Account” has the meaning set forth in Section 1.3(a)(i).

“Escrow Agent” means Computershare Trust Company, N.A. a federally chartered trust company.

“Escrow Agreement” means the escrow agreement to be entered into as of the Closing Date by and among Seller Representative, the Purchaser and the Escrow Agent in substantially the form attached hereto as Exhibit C.

“Estimated Closing Statement” has the meaning set forth in Section 1.3(c).

“Estimated Purchase Price” has the meaning set forth in Section 1.3(c).

“Exchange Act” means the Securities and Exchange Act of 1934, as amended.

“Excluded Fraud” means a statement in the making of a representation or warranty contained in this Agreement that constitutes “fraud” as provided under applicable New York law.

“Express Network” means the trans-Atlantic fiber optic cable system consisting of six (6) fiber pairs and all associated facilities, equipment and other property comprising the low latency trans-Atlantic subsea cable system, between cable landing stations located at Halifax, Nova Scotia, Canada and Brean, England and Cork, Ireland.

“Express Note” means that certain Second Amended and Restated Multiple-Advance Subordinated Convertible Note, dated as of May 31, 2016, issued by Hibernia Express Ireland and payable to the Company.

“FCC” means the United States Federal Communications Commission and any successor thereto.

“FCC Rules” means Title 47 of the Code of Federal Regulations, as may be amended or supplemented from time to time, and FCC decisions, policies, reports and orders issued pursuant to the adoption of such regulations.

“Final Purchase Price” has the meaning set forth in Section 1.7(a).

“Financial Statements” has the meaning set forth in Section 2.5(a).

“Financing Cooperation Costs” has the meaning set forth in Section 5.14(c).

“Flow-Thru Returns” has the meaning set forth in Section 5.9(d).

“Foreign Communications Laws” means the Laws of a Relevant Jurisdiction (other than the United States) as may be applicable to the conduct of the Hibernia Business or the operation of the Hibernia Networks, and the telecommunications-related laws of any Relevant Jurisdiction (other than the United States) including but not limited to the Telecommunications Act (S.C.), 1993, C. 38 and its regulations, and the regulations, decisions, policies, reports and orders of any Governmental Authority in a Relevant Jurisdiction (other than the United States), with jurisdiction over telecommunications-related matters as may be applicable to the conduct of the Hibernia Business or the operation of the Hibernia Networks in such Relevant Jurisdiction (other than the United States).

“Foreign Communications License” means any license, permit, consent, certificate of compliance, franchise, approval, registration, declaration, notification, exemption, waiver or authorization related to the conduct of the Hibernia Business or the Hibernia Networks granted, issued or recognized by any non-U.S. Governmental Authority with jurisdiction over telecommunications-related matters to and held by or otherwise benefitting any Target Company, including those pursuant to which any Target Company is authorized to engage in any activity subject to the jurisdiction of such Governmental Authority, including, without limitation all applicable general authorizations and class licensing regimes.

“Foreign Plan” has the meaning set forth in Section 2.14(h).

“Foreign Trade Laws” has the meaning set forth in Section 2.20(b).

“Fraud and Bribery Laws” has the meaning set forth in Section 2.20(a).

“Fundamental Representations” has the meaning set forth in Section 7.1(a).

“Funded Debt” means all Indebtedness of the Target Companies pursuant to clauses (a), (d) and (i) of the definition of “Indebtedness”, in each case as of immediately prior to the Closing.

“GAAP” means United States generally accepted accounting principles applying the accounting methods, practices, principles, policies and procedures used by the Target Companies in the preparation of the balance sheet included in the audited Financial Statements (to the extent such accounting methods, practices, principles, policies and procedures are not inconsistent with GAAP).

“Google Colocation Agreement” means that certain Colocation Services Agreement, dated August 15, 2011, by and between Hibernia Atlantic and Google Ireland Limited.

“Google Hibernia IRU Contract” means that certain IRU Agreement, dated August 15, 2011, between Hibernia Atlantic U.S. LLC and Google Infrastructure Bermuda Ltd.

“Governmental Authority” means any U.S. or non-U.S. federal, state, regional, county, city, municipal or local (a) governmental or quasi-governmental authority of any nature, including any regulatory or administrative agency, commission, department, board, bureau, court, tribunal, arbitrator, arbitral body, agency, branch, official entity or other administrative or regulatory body obtaining authority from any of the foregoing, including courts, tribunals, judicial or arbitral bodies, self-regulatory authorities, public utilities, sewer authorities and any supra-national organization, state, county, city or other political subdivision; or (b) other Person exercising or entitled to exercise any administrative, executive, judicial, legislative, arbitral, police, regulatory or taxing authority or power of any nature.

“Hazardous Substance” means any material or substance that is: (a) listed, classified or regulated as “hazardous,” toxic, or as a contaminant or pollutant, or words of similar import or effect, pursuant to any applicable Environmental Law; or (b) any petroleum product or by-product, asbestos, radiation or polychlorinated biphenyls.

“Hibernia Atlantic” means Hibernia Atlantic Cable Systems Limited.

“Hibernia Express Ireland” means Hibernia Express (Ireland) Limited, a wholly-owned Subsidiary of the Company.

“Hibernia Business” means (i) the operation and maintenance by the Target Companies of the Hibernia Networks; (ii) the provision by the Target Companies of any and all information services, media transport services, telecommunications and telecommunications-related services, IP transit and transport services, content distribution services and capacity services to Customers; (iii) the provision of collocation services and associated operations by the Target Companies to Customers; (iv) the provision of administrative, maintenance, and support services to Customers associated with or related to the Hibernia Networks; and (v) the provision of any other services, applications or offerings provided by or offered by the Target Companies.

“Hibernia Networks” means, collectively, the Classic Network, the Express Network, and all terrestrial and submarine fiber assets owned by any Target Company or in which any Target Company has been granted an IRU and all network related assets, leased and licensed capacity, and all associated facilities, equipment and other property of any Target Company.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Income Tax” means any federal, state, local or foreign Tax measured by or based upon income, including any interest, penalty or addition thereto.

“Indebtedness” means, as to any Person: (a) all indebtedness to any other Person for borrowed money; (b) all obligations evidenced by bonds, debentures, notes or other instruments;

(c) all obligations upon which interest charges are customarily paid or owed (other than trade payables incurred in the ordinary course of business); (d) capitalized lease obligations, synthetic lease obligations, sale leaseback obligations and other similar indebtedness obligations, whether secured or unsecured; (e) any obligation issued or assumed as the deferred purchase price of property, services or assets (including “earn-outs” and “seller notes”) (but excluding any trade payables or accrued expenses arising in the ordinary course of business); (f) any obligation for reimbursement with respect to letters of credit, bank guarantees, bankers’ acceptances, performance bonds, or other similar instruments, in each case, solely to the extent drawn; (g) any obligation with respect to any interest rate, currency swap, cap, forward, derivative or other similar arrangements, including any breakage costs or fees, designed to provide protection against fluctuations in any price or rate; (h) any payment or other financial obligation secured by a Lien on the assets or equity of any Target Company (other than a Permitted Lien); (i) the Indebtedness set forth on Schedule 9.1(a); and (j) all such indebtedness of any other Person that is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured against loss, but not including, for the purposes of each of the foregoing clauses (a)-(j), (i) any inter-company payables or other obligations solely among such Person and any direct or indirect Subsidiary or Subsidiaries of such Person to the extent identified in Section 2.5(d) of the Company Disclosure Schedule or (ii) any items set forth on Schedule 9.1(b).

“Indemnification Cap” means $15,000,000; provided, however, that solely with respect to Sellers the amount of the Indemnification Cap (but not the Indemnification Escrow Deposit) will be increased on a dollar for dollar basis for any amounts to which the Purchaser Indemnified Parties are entitled with respect to a matter disclosed by the Seller Representative pursuant to Section 5.6, subject to the provisions of Section 5.6(b).

“Indemnification Deductible” has the meaning set forth in Section 7.3(a).

“Indemnification Escrow Deposit” has the meaning set forth in Section 1.3(a)(ii).

“Indemnification Escrow Funds” has the meaning set forth in Section 1.9.

“Indemnification Escrow Period” has the meaning set forth in Section 1.9.

“Indemnified Directors and Officers” has the meaning set forth in Section 5.10(a).

“Indemnified Party” means a Purchaser Indemnified Party or a Seller Indemnified Party, as applicable.

“Indemnified Taxes” means any and all Taxes (a) imposed on the Target Companies for a Pre-Closing Tax Period, (b) of any member of an affiliated, consolidated, combined or unitary group of which the Target Companies (or any predecessor thereof) is or was a member on or prior to the Closing Date (but not after the Closing Date), including pursuant to Treasury Regulations Section 1.1502-6 or any analogous or similar state, local or non-U.S. Law, (c) of any Person imposed on the Target Companies as a transferee or successor, by Contract, indemnification agreement or otherwise, or pursuant to any Law, which Taxes relate to an event, agreement or transaction occurring on or before the Closing Date (but not after the Closing Date) and (d) that are Transaction Payroll Taxes for which the Sellers are responsible pursuant to

Section 1.3(a)(v) or that otherwise become payable as a result of the Closing (and no other actions); provided, however, Indemnified Taxes shall exclude any Taxes to the extent such Taxes were included as a Current Liability in the calculation of Closing Working Capital, as finally determined.

“Indemnifying Party” shall mean the Purchaser or either of the Sellers, as applicable, against whom a claim for indemnification is being made pursuant to Article VII.

“India Transaction Taxes” has the meaning set forth in Section 2.15(r).

“Intellectual Property” means any patents, trademarks, service marks, trade names, domain names, copyrights, trade secrets, know how, technology and inventions and any registrations or applications for registration of any of the foregoing, and any and all other intellectual property rights as they exist throughout the world.

“IRS” means the U.S. Internal Revenue Service.

“IRU” or “Indefeasible Right of Use” means (i) an exclusive, indefeasible right of use (a) to provide a lite signal or lite communication transmission in and over fibers or any portion thereof, or (b) dark or grey fiber, including in all situations the right to interconnect with such fibers or any portion thereof, according to specified access and interconnection standards, and (ii) to the extent applicable to the type of IRU granted, an associated non-exclusive right to use the tangible and intangible property needed for the operation of the relevant fibers, including, but not limited to, the applicable cable, conduit (if any), signal amplification and regeneration equipment, junction sites and associated equipment, underwater repeaters, and all right-of-way agreements, easements, governmental or municipal approvals, franchises, consents, authorizations, licenses and permits or other rights of access (whether public or private) that are necessary for the operation, maintenance or repair of any relevant fiber.

“IRU Contract” means a Contract (i) pursuant to which any Target Company grants to any customer an IRU in capacity or fiber, or (ii) pursuant to which any Person grants to any Target Company an IRU in capacity or fiber.

“IT Systems” has the meaning set forth in Section 2.10(b).

“Knowledge” means the actual knowledge of the Person, if the Person is a natural person, or of the Person’s directors, officers, managers, general partners or trustees, as applicable, if the Person is an entity (other than the Company).

“Knowledge of the Company” means the Knowledge of Bjarni K. Thorvardarson, James P. Prenetta, Jr., Lloyd Jarkow, Omar Altaji, Niamg Kelly, David Smith, Jeff Garte or Birgir Thrainsson, in each case after reasonable inquiry of their respective direct reports.

“Landing Country” means any country in which the undersea cables which are part of the Hibernia Networks have landed, including, the United States, Canada, Ireland, England and Northern Ireland.

“Landing License” means a License permitting any Target Company to land and operate its submarine cable(s) in a Landing Country.

“Law” means any constitution, treaty, statute, law (including common law), Order, ordinance, regulation, rule or code of any Governmental Authority, or any legally binding regulatory policy statement, binding standard or guidance, or general binding directive or decree of any Governmental Authority, in each case as any of the foregoing may be in effect from time to time or, as to the Purchaser only, any securities exchange on which the securities of the Purchaser are listed from time to time.

“Leased Real Property” means the real property that is leased, subleased, licensed, used or otherwise occupied by any Target Company, including all buildings, structures or leasehold improvements located thereon, and all fixtures, systems, equipment and items of personal property and assets of every kind attached or appurtenant thereto and all easements, licenses, rights, options, privileges and appurtenances related to any of the foregoing in which any Target Company has a leasehold interest (or equivalent).

“Licenses” means the U.S. Communications Licenses, the Foreign Communications Licenses and all other licenses, permits, authorizations, accreditations, certificates, approvals, clearances, variances, waivers, consents, determinations, registrations, Orders or similar rights issued, granted or obtained by or from any Governmental Authority that are necessary for any Target Company to own, lease or operate its assets or properties, including performing all related construction, installation and commissioning activities, and conduct the Hibernia Business as presently conducted in compliance with all Laws applicable to the Hibernia Networks or to any Target Company or its assets or properties.

“Lien” means any mortgage, pledge, deed of trust, hypothecation, claim, security interest, charge, title defect, burden, charge or other similar restriction, lease, sublease, title retention, option, easement, covenant, encroachment, lien, right of first refusal, adverse right or interest, other encumbrance or security arrangement or claim of a similar nature in or on any asset, property or property interest.

“Loss” means any and all liabilities, claims, demands, Taxes, obligations, losses, assessments, adjustments, awards, judgments, settlement payments, fines, penalties, interest, damages, costs, deficiencies, fees, charges and expenses, including any and all reasonable expenses incurred in connection with investigating, defending or asserting any of the foregoing (including Proceedings and any court filing fees, court costs, arbitration fees or costs, witness fees, and reasonable direct out of pocket fees and disbursements of outside legal counsel, investigators, consultants, expert witnesses, accountants and other third party professionals).

“Maintenance and Collocation Contract” means a Contract by and between (i) any Target Company and any customer whereby the Target Company agrees to provide such customer or its Affiliates with equipment provisioning, operations, repair, testing, systems integration, maintenance, support or collocation services to facilitate such Person’s use of the Hibernia Networks or any portion thereof in accordance with an IRU Contract or other Contract to which such Person is a party or (ii) any Target Company and any Person whereby such Person agrees to provide the Target Company with equipment provisioning, operations, repair, testing, systems integration, maintenance, support or collocation services to facilitate the Target Company’s use of capacity or fiber provided by it to any Target Company or any portion thereof in accordance with the IRU Contract or such other Contract to which any Target Company is a party.

“Marketing Period” means a period of fifteen (15) consecutive Business Days after the Marketing Period Commencement Date, provided that such fifteen (15) consecutive Business Day period shall either end on or prior to December 19, 2016 or, if such period would not end on or prior to December 19, 2016 (as determined at the time of the commencement), then such period shall commence no earlier than January 3, 2017; provided, further, that such period of consecutive Business Days shall exclude November 23, 2016 through November 25, 2016 (and such dates shall be excluded from purposes of determining consecutive calendar days).  Notwithstanding the foregoing, the Marketing Period shall be deemed not to have commenced, if prior to the completion of such period, (i) the Company’s auditor shall have withdrawn its audit opinion with respect to any year end audited financial statements set forth in the Offering Document, (ii) the interim financial statements included in clause (i) of the definition of “Company Financing Information” that are available to the Purchaser on the first day of such period are not on each day of such period through and as of a date that is more than one hundred thirty-four (134) days prior to the last day of such period, (iii) the Company shall have publicly announced any intention to, or has determined that it must, restate any material Company Financing Information included in the Offering Document or that any such restatement is under consideration, in which case the Marketing Period shall be deemed not to commence unless and until such restatement has been completed or the Company has determined that no restatement shall be required, or (iv) the conditions set forth in Section 6.1(f) and Section 6.1(h) shall fail to remain satisfied.

“Marketing Period Commencement Date” means November 29, 2016 or, if later, three (3) Business Days following the date on which (i) the Company has provided the Purchaser with the Company Financing Information and (ii) the conditions set forth in Section 6.1(f) and Section 6.1(h) are satisfied; provided, that if at any time the Company shall in good faith reasonably believe that it has provided the Company Financing Information, the Company may deliver to the Purchaser a written notice to that effect (stating when it believes it completed such delivery) in which case the requirement to deliver the Company Financing Information will be deemed to have been satisfied as of the date of such notice unless the Purchaser in good faith reasonably believes that the Company has not completed the delivery of the Company Financing Information and, within three (3) Business Days after delivery of such notice by the Company, the Purchaser delivers a written notice to the Company to that effect (stating with specificity which portion of the Company Financing Information the Company has not delivered).

“Material Adverse Effect” means any state of facts, circumstance, development, change or effect that, individually or in the aggregate, is having, or would reasonably be expected to have, a materially adverse effect on the operations, results of operations, financial condition, of the Target Companies, taken as a whole, except for any such material adverse effect after the date of this Agreement arising out of, resulting from or relating to: (a) any change in general economic or political conditions, (b) that affects the industry generally in which any Target Company operates; (c) any act of terrorism, sabotage, military action or war (whether or not declared), in each case including any escalation or worsening thereof; (d) any adverse change arising from or relating to any actual or proposed change in accounting requirements applicable to any Target Company or, in each case, in the interpretation thereof; (e) the announcement of this Agreement or disclosure of this Agreement or the transactions contemplated by this Agreement (to the extent the disclosure in question was made by Company or the Sellers, it must not have been made in breach of the terms of this Agreement); (f) compliance with the terms of this Agreement or actions which the Purchaser has taken, consented to in writing or requested in writing and (g) the failure of the Company to meet or achieve the results set forth in any projection, estimate, forecast or plan (it being acknowledged that the underlying cause of such failure may constitute a Material Adverse Effect), in the case of each of the foregoing clauses (a) through (g), solely to the extent that it does not, and would not reasonably be expected to have, a materially disproportionate adverse effect on the Target Companies, or any of them, relative to other participants in the industries in which the Target Companies operate.

“Material Contracts” has the meaning set forth in Section 2.8(a).

“Material Customer Contract” means, collectively, (i) the Microsoft Documents, (ii) the Edge Network IRU Contract and the Edge Network OMC Agreement, (iii) the Google Hibernia IRU Contract and the Google Colocation Agreement, (iv) each Tier-1 Contract, and (v) any other Contracts with a Significant Customer.

“Material Network Contract” means any Contract necessary for any Target Company to perform its obligations under any Material Customer Contract, and for this purpose, shall be inclusive of any comparable replacement Systems Contract entered into by the Target Companies during the Pre-Closing Period if (a) the termination or expiration of such Contract occurred in the ordinary course of business and did not result from a breach of such Contract by any of the Target Companies and (b) the terms and conditions of such replacement Systems Contract are substantially equivalent to, or more favorable to, the Target Companies than such terminated or expired Contract.

“Microsoft” means Microsoft Ireland Operations Limited, a company formed under the laws of the Republic of Ireland.

“Microsoft Atlantic Deed of Release” means that certain Deed of Release between Microsoft and Hibernia Atlantic dated May 31, 2016.

“Microsoft Atlantic Guarantee” means that certain Amended and Restated Deed of Guarantee and Indemnity (Hibernia Atlantic Cable System) dated as of May 31, 2016 between the Company and Microsoft.

“Microsoft Atlantic Intercreditor Agreement” means that certain Hibernia Atlantic Lien Subordination Agreement dated as of May 31, 2016 by and among the loan parties thereto, the Credit Agreement Agent and Microsoft.

“Microsoft Atlantic Security Assignment” means that certain Assign of Systems Agreement By Way of Security dated May 31, 2016 between Hibernia Atlantic and Microsoft.

“Microsoft Atlantic Non-Disturbance Agreement” means that certain Hibernia Atlantic Cable Systems Non-Disturbance and Attornment Agreement, dated as of May 31, 2016, by and among the Credit Agreement Agent, Microsoft, Hibernia Atlantic and the Company.

“Microsoft Documents” means, collectively, Microsoft Atlantic Intercreditor Agreement, Microsoft Atlantic IRU Contract, Microsoft Atlantic Security Assignment, Microsoft Atlantic Non-Disturbance Agreement, the Microsoft Express Intercreditor Agreement, the Microsoft Express IRU Contract, the Microsoft Express OMC Agreement, the Microsoft Hibernia IRU Contract, the Microsoft Express Non-Disturbance Agreement, the Microsoft Hibernia OMC Agreement, the Microsoft Express Guarantee, Microsoft Atlantic Guarantee, the Microsoft Express Security Assignment, the Microsoft Express Deed of Release, the Microsoft Atlantic Deed of Release and any certificates, instruments or other documents and agreements required to be executed or delivered pursuant to the terms of each of the foregoing documents.

“Microsoft Express Deed of Release” means that certain Deed of Release among Microsoft, and Hibernia Express Ireland, Hibernia Express (UK) Limited, and Hibernia Express (Canada) Limited dated May 31, 2016.

“Microsoft Express Guarantee” means that certain Amended and Restated Deed of Guarantee and Indemnity (Hibernia Express Cable System) dated as of May 31, 2016 between the Company and Microsoft.

“Microsoft Express Intercreditor Agreement” means that certain Hibernia Express Lien Subordination Agreement, dated as of May 31, 2016, by and among the loan parties thereto, the Credit Agreement Agent and Microsoft pursuant to which the relative rights and priorities of the Credit Agreement Agent and Microsoft with respect to certain collateral described therein are established.

“Microsoft Express IRU Contract” means that certain IRU Agreement, dated as of June 17, 2014, as amended by that certain Amendment No. 1, dated as of July 3, 2014, that certain Amendment No. 2, dated as of September 21, 2015, that certain Amendment No. 3, dated as of February 25, 2016, and that certain Amendment No. 4, dated as of May 31, 2016 (the “May Amendment”), by and among Microsoft, Hibernia Express Ireland, Hibernia Express (Canada) Limited and Hibernia Express (UK) Limited pursuant to which Microsoft received a grant of an IRU in and to two (2) dark fiber pairs on the Express Network between Halifax, Nova Scotia Canada, Cork, Ireland and Brean, England and a dark fiber pair on the terrestrial network constructed by Hibernia Atlantic (UK) Limited between Brean, England and Chippenham, England.

“Microsoft Express Non-Disturbance Agreement” means that (a) certain Hibernia Express Cable System Non-Disturbance and Attornment Agreement, dated as of May 31, 2016, by and among Microsoft, the Credit Agreement Agent, Hibernia Express Ireland and the Company, and (b) any other Non-Disturbance and Attornment Agreement entered into pursuant to Section 1.B.iv of the May Amendment.

“Microsoft Express OMC Agreement” means that certain Operations, Maintenance and Colocation Agreement, dated as of June 17, 2014, by and among Microsoft, Hibernia Express Ireland, Hibernia Express (Canada) Limited and Hibernia Express (UK) Limited, pursuant to which such Company Subsidiaries are providing Microsoft with certain colocation arrangements and services, and to provide operations and maintenance services on dark fibers covered by the Microsoft Express IRU Contract.

“Microsoft Express Security Assignment” means the Assignment of System Agreements By Way of Security dated May 31, 2016 among Hibernia Express Ireland, Hibernia Express (UK) Limited, Hibernia Express (Canada) Limited and Microsoft.

“Microsoft Hibernia IRU Contract” means that certain IRU Agreement, dated as of June 17, 2014, as amended by that certain Amendment No. 1, dated as of the May 31, 2016, by and between Microsoft and Hibernia Atlantic pursuant to which Microsoft received a grant of an IRU in and to a dark fiber pair on the Hibernia Network between Halifax, Nova Scotia Canada and Southport, England.

“Microsoft Hibernia OMC Agreement” means that certain Operations, Maintenance and Colocation Agreement, dated as of June 17, 2014, by and between Microsoft and Hibernia Atlantic, pursuant to which such Company Subsidiary is providing Microsoft with certain colocation arrangements and services, and to provide operations and maintenance services on a dark fiber pair on the Classic Network between Halifax, Nova Scotia Canada and Southport, England.

“Murosa” has the meaning set forth in the preamble.

“New Plan” has the meaning set forth in Section 5.8(b).

“New York Courts” has the meaning set forth in Section 10.12(a).

“Notice of Claim” has the meaning set forth in Section 7.6(a).

“Notice of Direct Claim” has the meaning set forth in Section 7.5.

“Notice of Third Party Claim” has the meaning set forth in Section 7.6(a).

“Objection” has the meaning set forth in Section 1.5(b).

“Objection Notice” has the meaning set forth in Section 1.5(b).

“Order” means any judgment, writ, decree, directive, decision, injunction, ruling, approval, award or order (including any consent decree or cease and desist order) or determination of any kind issued, promulgated or entered by or with any Governmental Authority with competent jurisdiction.

“Organizational Documents” means (i) with respect to any corporation or company, its certificate or articles of incorporation or organization, or memorandum of association, as amended, and its by-laws or memorandum and articles of association or constitution (as may be applicable), as amended (or other comparable documents with respect to any non-U.S. Person), (ii) with respect to any limited partnership, its certificate of limited partnership, as amended, and its partnership agreement, as amended (or other comparable documents with respect to any non-U.S. Person), (iii) with respect to any general partnership, its partnership agreement, as amended (or other comparable documents with respect to any non-U.S. Person), and (iv) with respect to any limited liability company, its articles of organization or certificate of formation, as amended, and its operating agreement or memorandum and articles of association, as applicable (or other comparable documents with respect to any non-U.S. Person), as amended.  In the event any term or condition of this Agreement requires any Organizational Document to be certified by a secretary of state or similar governmental official, the reference to any such “Organizational Document” shall only be to a document of a type customarily certified by such governmental official.

“Owned Real Property” means the real property, including all buildings, structures or leasehold improvements located thereon, and all fixtures, systems, equipment and items of personal property and assets of every kind attached or appurtenant thereto and all easements, licenses, rights, options, privileges and appurtenances related to any of the foregoing, in which any Target Company has fee title (or equivalent) interest, including all related rights to intangible personal property, including, but not limited to, easements, rights of way (subject to Section 2.9(h) and Section 2.17), extraction and development rights and rights with regard to air and water.

“Payoff Letters” means (i) a payoff letter in customary form from the Credit Agreement Agent, reflecting all amounts required to be paid under or in connection with the Funded Debt outstanding under the Credit and Guaranty Agreement to discharge such Funded Debt in full, and (ii) such other payoff letters in customary form reflecting any other amounts required to be paid in order to pay in full all other outstanding Funded Debt, in each case including automatic and irrevocable Lien release language.

“Permitted Liens” means:  (a)(i) Liens arising under applicable Law for Taxes if obligations with respect to such Taxes are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted, so long as such reserves or other appropriate provisions, if any, as shall be required by GAAP shall have been made for any such contested amounts and (ii) Liens arising under applicable Law for non-delinquent real estate Taxes; (b) Liens arising under applicable Law in the ordinary course of business (i) in connection with workers’ compensation, unemployment insurance and other types of social security, or (ii) to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, trade contracts, performance and return of money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money or other Indebtedness), so long as no foreclosure, sale or similar proceedings have been commenced with respect thereto; (c) purchase money Liens and Liens securing rental payments under capital lease arrangements identified on Section 9.1(d)(i) of the Company Disclosure Schedule; (d) Liens arising under applicable Law of landlords, banks (and rights of set off), of carriers, warehousemen, mechanics, repairmen, workmen and materialmen, in each case incurred in the ordinary course of business for amounts not yet overdue; (e) easements, rights of way, restrictions, encroachments, and other minor defects or irregularities in title, in each case which do not and will not interfere in any material respect with the ordinary conduct of the business of any Target Company on the property subject to such encumbrances; (f) any interest or title of a licensor, sublicensor, lessor or sublessor under any lease, license or sublicense of real estate, in each case granted in the ordinary course of business consistent with past practices; (g) Liens solely on any cash earnest money deposits made by any Target Company in connection with any letter of intent or purchase agreement identified on Section 9.1(d)(ii) of the Company Disclosure Schedule; (h) purported Liens evidenced by the filing of precautionary financing statements under the Uniform Commercial Code or the Personal Property Security Act (Nova Scotia) and

any other applicable Canadian or provincial personal property security or similar legislation, or registrations at the Quebec Register of Personal and Movable Real Rights (or the equivalent thereof in any other foreign jurisdiction) relating solely to operating leases of personal property entered into in the ordinary course of business; (i) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods; (j) any zoning or similar Law or right reserved to or vested in any Governmental Authority to control or regulate the use of any real property, the existence of which do not and will not interfere in any material respect with the ordinary course of business of any Target Company on the property subject to any such zoning or other legal restrictions; (k) non-exclusive licenses of patents, trademarks and other intellectual property rights granted by any Target Company in the ordinary course of business and not interfering in any respect with the ordinary conduct of the business of any Target Company; (l) Liens described on Section 9.1(d)(iii) of the Company Disclosure Schedule or on a title report delivered for any Owned Real estate, including Liens incurred in connection with any refinancing, refunding, renewal or extension of Indebtedness; provided that the scope of any such Lien shall not be increased, or otherwise expanded, to cover any additional property or type of asset, as applicable, except for products and proceeds of the forgoing; (m) (i) Liens of a collecting bank arising in the ordinary course of business under Section 4-210 of the Uniform Commercial Code in effect in the Relevant Jurisdiction and (ii) Liens of any depositary bank in connection with statutory, common law and contractual rights of set-off and recoupment with respect to any deposit account of any Target Company, including any Lien or right of set-off arising under the general terms and conditions drawn up by the Netherlands Bankers’ Association (Nederlandse Vereniging van Banken) and the Consumers Union (Consumentenbond) of any depository bank operating in the Netherlands; n) Liens arising under the Microsoft Documents; (o) Liens on cash and cash equivalents securing obligations in respect of hedging transactions described on Section 9.1(d)(iv) of the Company Disclosure Schedule; (p) [in each case to the extent identified on Section 9.1(v) of the Company Disclosure Schedule] (i) Liens solely on cash earnest money deposits in favor of non-U.S. Governmental Authorities arising in the ordinary course of business and required by applicable law for all similarly situated holders or grantees of a foreign communications license necessary to the ownership, operation or maintenance of the Hibernia Networks or to the Hibernia Business, and (ii) Liens solely on cash earnest money deposits in favor of issuers of letters of credit or performance bonds to non-U.S. Governmental Authorities where such letters of credit or performance bonds have arisen in the ordinary course of business and are required by applicable law for all similarly situated holders or grantees of a foreign communications license necessary to the ownership, operation or maintenance of the Hibernia Networks or to the Hibernia Business; provided, in each case, such cash earnest money deposits shall not exceed $1,000,000 in the aggregate at any time; and (q) other Liens arising not in connection with the borrowing of money, which are not material to the Hibernia Business.

“Person” means any natural person, firm, partnership, association, corporation, company, limited liability company, trust, business trust, Governmental Authority, joint venture, unincorporated organization or other entity.

“Pre-Closing Period” has the meaning set forth in Section 5.1(a).

“Pre-Closing Returns” has the meaning set forth in Section 5.9(d).

“Pre-Closing Tax Period” means any taxable period that ends on or before the Closing Date, and the portion of any Straddle Period that ends on or before the Closing Date.

“Pre-Paid Contract” means a sale of capacity for a specified period of time.

“Premium Cap” has the meaning set forth in Section 5.10(b).

“Pre-paid Contract Revenue” means all amounts paid or payable to the Target Companies pursuant to any Pre-paid Contract executed following the execution of this Agreement and prior to the Closing.

“Privileged Property” has the meaning set forth in Section 10.16(a).

“Proceeding” means any claim, demand, action, cause of action, complaint, suit, arbitration, mediation, litigation, audit, hearing, investigation, administrative or similar proceeding (whether civil, criminal, administrative, judicial or investigative, whether formal or informal, whether public or private), in each case commenced, brought, conducted or heard by before any Governmental Authority.

“Products” has the meaning set forth in Section 2.10(a)(ii).

“Purchase Price” has the meaning set forth in Section 1.2.

“Purchaser” has the meaning set forth in the preamble.

“Purchaser Common Stock” has the meaning set forth in Section 4.10(a).

“Purchaser Disclosure Schedule” means the disclosure schedule setting forth exceptions to the representations and warranties made by the Purchaser in Article IV and the covenants and agreements made by the Purchaser in Article V, which is incorporated by reference into this Agreement and thereby made a part hereof.

“Purchaser Documents” has the meaning set forth in Section 4.1(a).

“Purchaser Indemnified Party” means the Purchaser, each of Purchaser’s controlled Affiliates (including each of the Target Companies after the Closing), and each of it and their respective officers, directors, managers, members, partners, equityholders, employees, representatives and agents and each of the heirs, executors, successors and assigns of any of the foregoing.

“Purchaser Person” has the meaning set forth in Section 5.17(b)(i).

“Purchaser Prepared Returns” has the meaning set forth in Section 5.9(e).

“Purchaser Released Claims” has the meaning set forth in Section 5.17(b)(i).

“Purchaser Released Parties” has the meaning set forth in Section 5.17(b)(i).

“Purchaser Retained Claims” has the meaning set forth in Section 5.17(b)(iii).

“Purchaser Required Consents” has the meaning set forth in Section 4.2(b).

“Purchaser Stock” has the meaning set forth in Section 1.2.

“Purchaser’s Pre-paid Allocation” means, with respect to any Pre-paid Contract executed following the date of this Agreement and prior to the Closing for which the Target Companies received the up-front payment from the customer prior to the Closing Date, an amount equal to the Purchaser’s pro-rata portion of the Pre-Paid Contract Revenue, based upon the percentage of the term of service under the Pre-paid Contract that remains as of the Closing Date.

“Real Estate Leases” means each Contract under which any Target Company has any leasehold, sublease or license rights to any Company Leased Real Property, including all Ancillary Lease Documents.

“Real Property” means, collectively, the Company Leased Real Property and the Owned Real Property.

“Registered Company Intellectual Property” has the meaning set forth in Section 2.10.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, migration, leaching, placing, discarding, dumping or disposing of any Hazardous Substances into the environment (including the abandonment of barrels, containers or other closed receptacles containing any Hazardous Substances).

“Relevant Jurisdiction” means (i) the jurisdiction of incorporation, organization or formation, as applicable, of any Target Company, (ii) any jurisdiction where any asset of any Target Company is situated and (iii) any jurisdiction where any Target Company conducts the Hibernia Business.

“Representative Losses” has the meaning set forth in Section 1.10(b).

“Resolution Firm” has the meaning set forth in Section 1.5(b).

“Restricted Affiliate” means, with respect to each Seller, any Affiliate of such Seller to whom any of the Confidential Information is disclosed in breach of the provisions of Section 5.16(b), and for this purpose Confidential Information in the possession of any Person who served on the board of directors of the Company or otherwise provided support to such Seller in connection with its investment in the Company shall not be deemed to be disclosed to any Affiliate of such Seller for whom such Person is now or hereafter serving as a member of such Affiliate’s board of directors (or equivalent) or otherwise providing services so long as such Person does not disclose such Confidential Information to any other Person who is an officer, director (or equivalent) or employee of such Affiliate or otherwise providing services to such Affiliate.

“Restricted Period” means the period between the Closing Date and the second anniversary of the Closing Date.

“Right-of-Way” means a right granted by any Person or Governmental Authority to any Target Company to install and maintain fiber, conduit, manholes (beach or otherwise), and associated facilities and equipment in real property in connection with Hibernia Networks or any portion thereof and the activities or conduct of the Hibernia Business (including any right granted by any Person or Governmental Authority to any Target Company to place its submarine cable(s) in any portion of the waters of any Landing Country including in any sanctuary or other protected area or over or in the vicinity of any subsea pipes or other structures).

“SARs Payment Amount” has the meaning set forth in Section 1.3(a)(iii).

“SARs Plan” means Hibernia NGS Limited (successor to Hibernia Group EHF) 2013 Long Term Incentive Plan, effective as of March 14, 2013, and all stock appreciation rights and/or phantom shares granted thereunder.

“SEC” has the meaning set forth in Section 4.12(a).

“SEC Documents” has the meaning set forth in Section 4.12(a).

“Section 280G” has the meaning set forth in Section 5.19.

“Section 280G Approval” has the meaning set forth in Section 5.19.

“Section 280G Payments” has the meaning set forth in Section 5.19.

“Section 280G Waiver” has the meaning set forth in Section 5.19.

“Section 338 Election” has the meaning set forth in Section 5.9(i)(i).

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Seller Disclosure Schedule” means the disclosure schedule setting forth exceptions to the representations and warranties made by the Sellers in Article III and to the covenants and agreements made by the Sellers in Article V, which is incorporated by reference into this Agreement and thereby made a part hereof.

“Seller Documents” has the meaning set forth in Section 1.10(a).

“Seller Indemnified Party” means each of the Sellers and each of the Seller’s Affiliates, and each of it and their respective officers, directors, managers, members, partners, equityholders, employees, representatives and agents and each of the heirs, executors, successors and assigns of any of the foregoing.

“Seller Person” has the meaning set forth in Section 5.17(a)(i).

“Seller Prepared Returns” has the meaning set forth in Section 5.9(d).

“Seller Released Claims” has the meaning set forth in Section 5.17(a)(i).

“Seller Released Parties” has the meaning set forth in Section 5.17(a)(i).

“Seller Representative” has the meaning set forth in the preamble.

“Seller Required Consents” has the meaning set forth in Section 2.2(b).

“Seller Retained Claims” has the meaning set forth in Section 5.17(a)(iii).

“Sellers” has the meaning set forth in the preamble.

“Sellers’ Pre-paid Allocation” means, with respect to any Pre-paid Contract executed following the date of this Agreement and prior to the Closing for which the Target Companies has not yet received the up-front payment from the customer prior to the Closing Date, an amount equal to the Sellers’ pro-rata portion of the Pre-paid Contract Revenue, based upon the percentage of the term of service under the Pre-paid Contract that has elapsed as of the Closing Date.

“Shares” has the meaning set forth in Recital A.

“Share Purchase” has the meaning set forth in Recital B.

“Significant Customers” has the meaning set forth in Section 2.25(a).

“Significant Vendors” has the meaning set forth in Section 2.25(b).

“Special Indemnified Matter” means the item set forth on Schedule 9.1(c).

“Straddle Period” means any taxable period beginning before the Closing Date but ending after the Closing Date.

“Subscription Agreement” has the meaning set forth in Section 1.4(b)(v).

“Subsidiary” means, with respect to any Person, any other Person (other than a natural person), whether incorporated or unincorporated, of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by the first Person or by one or more of its respective Subsidiaries.

“Systems Contracts” means, collectively, (i) IRU Contracts, (ii) Maintenance and Collocation Contracts, and (iii) the Tier-1 Contracts and other Capacity Contracts, in each case, together with the schedules, exhibits and the applicable service order forms or equivalent thereto.

“Target Companies” mean the Company and the Company Subsidiaries, each of which shall be referred to individually as a “Target Company.”

“Tax” or “Taxes” means any federal, state, local or foreign net or gross income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, environmental (including taxes under Code Section 59A), customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, unclaimed property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax, governmental fee or like assessment, including any interest, penalties or additions thereto, imposed by any Governmental Authority.

“Tax Contest” has the meaning set forth in Section 5.9(g).

“Tax Return” means any return, report, form, declaration, statement, claim for refund, information return or other document furnished or required to be furnished to a Governmental Authority relating to Taxes.

“Terminated Plan” has the meaning set forth in Section 5.18.

“Third Party Claim” has the meaning set forth in Section 7.6(b).

“Third Party IP Assets” has the meaning set forth in Section 2.10(a)(ii).

“Tier-1 Contract” means any Contract involving the sale of Tier-1 Services to a customer.

“Tier-1 Customer” means any customer of Hibernia Express Ireland or any of its Subsidiaries which purchases Tier-1 Services from Hibernia Express Ireland or such Subsidiary.

“Tier-1 Services” means the lowest latency transport service provided to Tier-1 Customers by Hibernia Express Ireland (or any other Subsidiary of the Company) between 755 Secaucus Road, Secaucus, New Jersey and 2 Buckingham Avenue, Slough, England over the Express Network and other portions of the Hibernia Networks.

“Transfer Taxes” means all stamp, duty, sales, use, transfer, documentary, stamp, registration and other similar Taxes, and all conveyance, recording and other similar fees, incurred in connection with the consummation of the transactions contemplated by this Agreement.

“Transaction Documents” means, collectively, the Seller Documents and the Purchaser Documents.

“Transaction Expenses” means (a) all expenses, costs and fees (including attorneys’ and auditors’ fees, if any) incurred prior to the Closing by any Target Company, Seller Representative or the Sellers arising out of this Agreement, the other Transaction Documents or the transactions contemplated hereby or thereby, including travel, accounting, legal and investment banking fees and expenses, in each case that have been incurred prior to the Closing (or at the Closing pursuant to a Contract of any of the Target Companies existing prior to the Closing) by or on behalf of any Target Company and that will become or remain a liability of any Target Company after the Closing (but expressly excluding any expenses incurred in connection with the Debt Financing and any expenses set forth in Section 5.14(c)), (b) the SARs Payment Amount, (c) all amounts payable by any Target Company to any current or former employees, directors, consultants, Contractors (in this case limited to Contractors who are either individuals or where the services to the Target Companies, or any of them, of a particular individual on behalf of such Contractor are contemplated) or other individual service providers of any Target Company with respect to any and all change in control, stay-pay, bonus, stock or equity appreciation rights or other similar payments as a result of the consummation of the transactions contemplated by this Agreement or incurred or made prior to the Closing in connection with the transactions contemplated by this Agreement; provided, however, that the amounts under this clause (c) shall exclude all “double-trigger” change in control payments disclosed in the Company Disclosure Schedules, and (d) with respect to the amounts referred to in the preceding clauses (b) and (c), together with any applicable Transaction Payroll Taxes.

“Transaction Payroll Taxes” means the employer portion of any payroll or employment Taxes payable by the Target Companies attributable to any cash outs, bonuses, stock appreciation rights or other compensatory payments made in connection with the transactions contemplated by this Agreement.

“Treasury Regulations” means the income Tax Regulations promulgated under the Code.

“Unaudited Financial Statements” has the meaning set forth in Section 2.5(a).

“Universal Service Fund” means the Universal Service Fund created pursuant to Section 254 of the U.S. Communications Act or any similar fund established under federal, state or local law or regulation.

“U.S. Communications Act” means the United States Communications Act of 1934, codified as Chapter 5 of Title 47 of the U.S. Code, 47 U.S.C. 151 et. seq.

“U.S. Communications Laws” means (i) the Communications Act, (ii) An Act Relating to the Landing and Operation of Submarine Cables in the United States, 47 U.S.C. §§34-39, and related executive orders, (iii) FCC Rules and FCC decisions, policies, reports, and orders issued from time to time, (iv) CALEA, (v) such other laws of the United States codified or otherwise included in Title 47 of the U.S. Code as may be applicable to the conduct of the U.S. portions of the Hibernia Business or the Hibernia Networks, (vi) the telecommunications-related Laws of any state or of any county, parish or other local division of any state of the United States and regulations, decisions, policies, reports and orders issued by state agencies or local division agencies with jurisdiction over telecommunications-related matters pursuant to such laws, and (vii) the regulations, decisions, policies, reports and orders of any Governmental Authority in the United States with jurisdiction over telecommunications-related matters as may be applicable to the conduct of the Hibernia Business or the Hibernia Networks in the United States.

“U.S. Communications License” means any License related to the conduct of the U.S. portion of the Hibernia Business or the U.S. portions of the Hibernia Networks granted or issued by the FCC or any other local, state or federal U.S. Governmental Authority with jurisdiction over telecommunications-related matters to and held by any Target Company, including those pursuant to which a Target Company is authorized to engage in any activity subject to the jurisdiction of such Governmental Authority, including the 214 Licenses and any Landing License issued for the U.S. portions of the Hibernia Networks.  The term “U.S. Communications License” includes the rights of the Target Company, established by Section 63.21(h) of the FCC Rules.

“USF Requirements” means the Universal Service Fund contribution and reporting requirements imposed by the FCC on providers of interstate telecommunications under the U.S. Communications Act or imposed by any state Governmental Authority.

“WARN Act” has the meaning set forth in Section 2.16(e).

“Working Capital Escrow Fund” has the meaning set forth in Section 1.3(a)(i).

Section 9.2            Disclosure Schedules.  The parties acknowledge and agree that any exception to a representation or warranty contained in this Agreement that is disclosed in any section of the Company Disclosure Schedule, the Seller Disclosure Schedule or the Purchaser Disclosure Schedule, respectively, under the caption referencing such representation and warranty shall be deemed to also be an exception to each other representation and warranty of the Company, the Sellers or the Purchaser (as applicable) contained in this Agreement to the extent that it would be reasonably apparent that such exception is applicable to such other representation and warranty; provided, however, that such other representation and warranty is qualified by scheduled exceptions to such representation and warranty by disclosures which appear in the Company Disclosure Schedule, the Seller Disclosure Schedule or the Purchaser Disclosure Schedule, as applicable.  Certain information set forth in the Company Disclosure Schedule, the Seller Disclosure Schedule and the Purchaser Disclosure Schedule is included therein solely for informational purposes and may not be required to be disclosed pursuant to this Agreement, and the disclosure of any information shall not be deemed to constitute an acknowledgment or admission that such information is required to be disclosed in connection with the representations and warranties made by the Company, the Sellers or the Purchaser, as the case may be, in this Agreement or that it is material, nor shall such information be deemed to establish a standard of materiality or any course of business.

ARTICLE X
GENERAL PROVISIONS

Section 10.1          Expenses.  Except as otherwise specifically provided for in this Agreement: (a) the Purchaser shall pay its own fees, costs and expenses incurred in connection herewith and the transactions contemplated hereby, including the fees, costs and expenses of its financial advisors, accountants and counsel, and in addition the Purchaser shall pay the costs and expenses of the Target Companies referred to in Section 5.14(c), (b) the Sellers shall each pay its own fees, costs and expenses incurred in connection herewith and the transactions contemplated hereby, including the fees, costs and expenses of its financial advisors, accountants and counsel, (c) the Sellers shall be responsible for payment of the fees, costs and expenses incurred by Seller Representative (in its capacity as such) in connection herewith and the transactions contemplated hereby, including the fees, costs and expenses of its accountants and counsel and (d) the Transaction Expenses shall be paid pursuant to the provisions of Section 1.3(a)(iv) and (v) at Closing, and to the extent not so paid at Closing nor reflected in Closing Working Capital, shall be paid by the Sellers after the Closing and (e) the filing fee for the HSR Filing and the FCC Filing, the fees and expenses of the Escrow Agent and the cost of the D&O Policy shall be borne one-half by the Sellers and one-half by the Purchaser (with the Sellers’ portion being treated as part of the Transaction Expenses).

Section 10.2          Further Actions.  Subject to the terms and conditions of this Agreement, at any time and from time to time after the Closing, each of the parties, at its own cost and expense, in good faith and in a timely manner, shall use its respective reasonable best efforts to take or cause to be taken all appropriate actions, do or cause to be done all things necessary, proper or advisable, and execute, deliver and acknowledge such documents and other papers as may be required to carry out the provisions of this Agreement and to give effect to the consummation of the transactions contemplated by this Agreement.

Section 10.3          Notices.  All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given if: (i) delivered personally; (ii) mailed using certified or registered mail with first class postage prepaid, return receipt requested; or (iii) sent by next-day or overnight mail or delivery using a nationally recognized overnight courier service, as follows:

(a)           if to the Purchaser or, after the Closing, the Company:

GTT Communications, Inc.
7900 Tysons One Place
Suite 1450
McLean, VA 22102
Attention:  Chris McKee

with a copy (which shall not constitute notice, request, demand, waiver or other communication) to:

Goodwin Procter LLP
901 New York Avenue, NW
Washington, DC 20001
Attention: Jay R. Schifferli

(b)           if to the Company (prior to the Closing):

25 De Forest Avenue, Suite 108

Summit, New Jersey 07901

Attention:  General Counsel

with a copy (which shall not constitute notice, request, demand, waiver or other communication) to:

Kelley Drye & Warren LLP
101 Park Avenue

New York, NY 10178
Attention:  Jack J. Miles, Esq. and Merrill B. Stone, Esq.

(c)           if to CVC:

12503 SE Mill Plain Blvd., Suite 120

Vancouver, WA 98684

Attention:  Kenneth D. Peterson, Jr., Chief Executive Officer

with a copy (which shall not constitute notice, request, demand, waiver or other communication) to:

Locke Lord LLP

2800 Financial Plaza

Providence, RI  02903

Attention:  Jeff Jefferson, Esq.

(d)           if to Murosa as a Seller or in its role as the Seller Representative:

Murosa Development S.A.R.L.

9, Allée Scheffer,

L-2520 Luxembourg

with a copy (which shall not constitute notice, request, demand, waiver or other communication) to:

HPS Investment Partners, LLC

40 West 57th Street  |  New York, NY 10019

Attn: Tom Wasserman, Managing Director

T: 212.287.6787

with a copy (which shall not constitute notice, request, demand, waiver or other communication) to:

Locke Lord LLP

2800 Financial Plaza

Providence, RI  02903

Attention:  Jeff Jefferson, Esq.

with a copy (which shall not constitute notice, request, demand, waiver or other communication) to:

DLA Piper US LLP

701 Fifth Avenue, Suite 7000

Seattle, Washington 98104

Attention: Steven Yentzer

A party may designate a new address to which communications shall thereafter be transmitted by providing written notice to that effect to the other parties.  Each communication transmitted in the manner described in this Section 10.3 shall be deemed to have been provided, received and become effective for all purposes at the time it shall have been delivered to the addressee as indicated by the return receipt (if transmitted by mail) or the affidavit or receipt of the messenger (if transmitted by personal delivery or courier service).

Section 10.4          Assignment; Successors.  Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned or delegated (whether in whole or part, voluntarily or involuntarily, by operation of Law, merger, consolidation, dissolution or otherwise) without the prior written consent of the Purchaser and Seller Representative.  Notwithstanding the foregoing, following Closing, the Purchaser shall have the right without the consent of any other party to (b) assign its rights and delegate its obligations hereunder to any Affiliate of the Purchaser that expressly assumes this Agreement; (a) assign its rights and delegate its obligations hereunder, other than its obligation to issue the Purchaser Stock, to any successor to all or substantially all of the business and assets of the Purchaser, as applicable; or (c) collaterally assign its rights hereunder to any Person extending credit to the Purchaser or to any of its Affiliates (including the Target Companies).  Any purported assignment or delegation of this Agreement or any rights, interests or obligations hereunder in violation of this Section 10.4 shall be void and of no force or effect.  No assignment of any obligations hereunder shall relieve the parties hereto of any such obligation.  Subject to the foregoing, this Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns.

Section 10.5          Amendment.  No purported amendment or modification to any provision of this Agreement shall be binding upon the parties unless the Purchaser and Seller Representative (on behalf of itself, the Company and the Sellers) have each duly executed and delivered to the other a written instrument which states that it constitutes an amendment or modification (as applicable) to this Agreement and specifies the provision(s) that are being amended or modified (as applicable); provided, however, that any amendment to this Section 10.5 or Section 10.11, 10.12, 10.13(a), 10.14(b) or 10.15 shall require the prior written consent of the Debt Financing Sources.

Section 10.6          Waiver.  No purported waiver of any provision of this Agreement shall be binding upon the Purchaser, on the one hand, or the Company, the Sellers or Seller Representative, on the other hand, unless either the Purchaser (with respect to waivers by the Purchaser) or Seller Representative (with respect to waivers by the Company, the Sellers or Seller Representative) has duly executed and delivered to Seller Representative or the Purchaser (as applicable) a written instrument which states that it constitutes a waiver of one or more provisions of this Agreement and specifies the provision(s) that are being waived.  Any such waiver shall be effective only to the extent specifically set forth in such written instrument.  Neither the exercise (from time to time and at any time) by a party of, nor the delay or failure (at any time or for any period of time) to exercise, any right, power or remedy shall constitute a waiver of the right to exercise, or impair, limit or restrict the exercise of, such right, power or remedy or any other right, power or remedy at any time and from time to time thereafter.  No waiver of any right, power or remedy of a party shall be deemed to be a waiver of any other right, power or remedy of such party or shall, except to the extent so waived, impair, limit or restrict the exercise of such right, power or remedy.

Section 10.7          Entire Agreement.  This Agreement (including the Annexes, Exhibits and Schedules referred to herein) and the Confidentiality Agreement constitute the entire agreement and supersede all of the previous or contemporaneous Contracts, representations, warranties and understandings (whether oral or written) by or among the parties with respect to the subject matter hereof, including any letter of intent, exclusivity agreement, term sheet or memorandum of terms entered into or exchanged by the parties.  No representation, warranty, promise, inducement or statement of intention has been made by the Company or the Sellers, by any of their respective Affiliates, or by any of the Company’s or the Sellers’ (or any of their respective Affiliates’) respective agents, advisors or other representatives related to the transactions contemplated by this Agreement that is not embodied in this Agreement or the Confidentiality Agreement, and the Purchaser is not relying on, and the Company and the Sellers shall not be bound by or be liable for, any alleged representation, warranty, promise, inducement or statement of intention not embodied herein or therein.

Section 10.8          Severability.  If any provision of this Agreement shall hereafter be held to be invalid, unenforceable or illegal, in whole or in part, in any jurisdiction under any circumstances for any reason: (a) such provision shall be reformed to the minimum extent necessary to cause such provision to be valid, enforceable and legal while preserving the intent of the parties as expressed in, and the benefits to such parties provided by, such provision; or (b) if such provision cannot be so reformed, such provision shall be severed from this Agreement and an equitable adjustment shall be made to this Agreement (including addition of necessary further provisions to this Agreement) so as to give effect to the intent as so expressed and the benefits so provided.  Such holding shall not affect or impair the validity, enforceability or legality of such provision in any other jurisdiction or under any other circumstances.  Such holding or such reformation or severance shall not affect or impair the legality, validity or enforceability of any other provision of this Agreement.

Section 10.9          Headings.  The headings contained in this Agreement are for purposes of convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 10.10       Counterparts.  This Agreement may be signed in any number of counterparts, each of which (when executed and delivered) shall constitute an original instrument, but all of which together shall constitute one and the same instrument.  This Agreement shall become effective and be deemed to have been executed and delivered by each of the parties at such time as counterparts hereto shall have been executed and delivered by all of the parties, regardless of whether all of the parties have executed the same counterpart.  Counterparts may be delivered via electronic transmission (including pdf) and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

Section 10.11       Governing Law.  THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY, ALL RELATIONSHIPS AMONG THE PARTIES HEREUNDER AND ALL DISPUTES AND PROCEEDINGS (IN CONTRACT, IN TORT OR OTHERWISE) ARISING OUT OF OR RELATED TO ANY OF THE FOREGOING SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO ANY CHOICE OR CONFLICT OF LAW PROVISION (WHETHER OF THE STATE OF NEW YORK OR ANY OTHER

JURISDICTION) THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF NEW YORK.

Section 10.12       Consent to Jurisdiction, etc.

(a)           EACH OF THE PARTIES HEREBY IRREVOCABLY AND UNCONDITIONALLY SUBMITS, FOR ITSELF AND ITS PROPERTIES AND OTHER ASSETS, TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE COUNTY OF NEW YORK, STATE OF NEW YORK AND ANY APPELLATE COURT THEREFROM OR THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK AND ANY APPELLATE COURT THEREFROM (COLLECTIVELY, THE “NEW YORK COURTS”), IN ANY PROCEEDING (IN CONTRACT, IN TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY, ANY RELATIONSHIPS AMONG THE PARTIES HEREUNDER AND ANY DISPUTES WITH RESPECT TO ANY OF THE FOREGOING, AND EACH OF THE PARTIES HEREBY IRREVOCABLY AND UNCONDITIONALLY AGREES THAT ALL CLAIMS IN RESPECT OF ANY SUCH PROCEEDING SHALL BE HEARD AND DETERMINED IN THE NEW YORK COURTS.  EACH OF THE PARTIES AGREES THAT A FINAL JUDGMENT IN ANY SUCH PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW.

(b)           EACH OF THE PARTIES HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT IT MAY LEGALLY DO SO, ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY PROCEEDING (IN CONTRACT, IN TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY, ANY RELATIONSHIPS AMONG THE PARTIES HEREUNDER AND ANY DISPUTES WITH RESPECT TO ANY OF THE FOREGOING IN ANY OF THE NEW YORK COURTS.  EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH PROCEEDING IN ANY OF THE NEW YORK COURTS.

(c)           EACH OF THE PARTIES HEREBY IRREVOCABLY AND UNCONDITIONALLY CONSENTS TO SERVICE OF PROCESS IN THE MANNER PROVIDED FOR NOTICES IN SECTION 10.3.  NOTHING IN THIS AGREEMENT WILL AFFECT THE RIGHT OF ANY PARTY TO THIS AGREEMENT TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW.

Section 10.13       Waiver of Jury Trial.

(a)           EACH OF THE PARTIES ACKNOWLEDGES AND AGREES THAT ANY PROCEEDING (IN CONTRACT, IN TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING, FOR THE AVOIDANCE OF DOUBT, DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING IN ANY WAY TO THE DEBT COMMITMENT LETTER

OR THE PERFORMANCE THEREOF OR THE FINANCINGS CONTEMPLATED THEREBY), ANY RELATIONSHIPS AMONG THE PARTIES HEREUNDER AND ANY DISPUTES WITH RESPECT TO ANY OF THE FOREGOING IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH OF THE PARTIES HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(b)           EACH OF THE PARTIES CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT, ADVISOR OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY PROCEEDING ARISING UNDER OR RELATING TO THIS AGREEMENT, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (iii) SUCH PARTY MAKES SUCH WAIVER VOLUNTARILY, AND (iv) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATION IN THIS SECTION 10.13.

(c)           Notwithstanding anything to the contrary contained in this Agreement, each of the parties hereto irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation (whether in law or in equity, whether in contract or in tort or otherwise) directly or indirectly arising out of or relating in any way to the Debt Commitment Letter or the performance thereof or the financings contemplated thereby

Section 10.14       Remedies.

(a)           Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon any party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.  The parties agree that irreparable damage would occur in the event that the parties hereto do not perform the provisions of this Agreement in accordance with its terms or otherwise breach such provisions.  Accordingly, subject to Section 10.14(b), the parties acknowledge and agree that the parties shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without the proof of actual damages or posting any bond or any other security, in addition to any other remedy to which they are entitled at law or in equity.  Prior to the Closing, except for the remedies set forth in Article VIII, the sole and exclusive remedy of any party hereto for any breach or inaccuracy of any representation or warranty in this Agreement or any certificate or instrument delivered pursuant hereto shall be (provided that the conditions set forth in Section 6.1(a), 6.1(b) or Section 6.2(a) (as applicable) shall not have been satisfied or waived) refusal to close the transaction contemplated by this Agreement.  The Purchaser acknowledges that, subject to Section 10.14(b), prior to the Closing, the Company will have the right to specifically enforce the obligations of the Purchaser to consummate the transactions contemplated by this Agreement on the terms and pursuant to the conditions hereof.

(b)           Subject to the rights of the Purchaser under the Debt Commitment Letter, the parties hereto and their former, current and future Affiliates, partners, directors, officers, employees, agents, trustees, administrators, managers, advisors and representatives, shareholders, members, successors and assigns, shall not have any rights or claims against, and agree not to commence (and if commenced agree to dismiss or otherwise terminate) any action or proceeding, whether at law or in equity, in contract, in tort or otherwise, against any Debt Financing Source or Debt Financing Sources Related Party in connection with this Agreement, the transactions contemplated hereby or the Debt Financing (including any dispute arising out of, or relating in any way to, the Debt Commitment Letter or the performance thereof) and neither the Company, Seller nor any of their former, current or future Affiliates, partners, directors, officers, employees, agents, trustees, administrators, managers, advisors and representatives, shareholders, members, successors and assigns shall be entitled to seek specific performance of any rights of the Purchaser or any Affiliate thereof to cause the Debt Financing to be funded.

Section 10.15       Third Party Beneficiaries.  No Person other than the Purchaser, the Company, the Sellers and the Seller Representative is, is intended to be, or shall be a beneficiary of this Agreement, other than the Purchaser Indemnified Parties (excluding, for purposes of this Section 10.15, equityholders of the Purchaser) and the Seller Indemnified Parties as provided in Article VII, the Indemnified Directors and Officers pursuant to Section 5.10 and any permitted successors and assigns of such Persons under Section 10.4 and the Debt Financing Sources and the Debt Financing Sources Related Parties which are intended third-party beneficiaries of, and may enforce, this Section 10.15 and Sections 10.5, 10.11, 10.12, 10.13(a), and 10.14(b).

Section 10.16       Privileged Property.

(a)           From and after the Closing only the Sellers or the Seller Representative shall have the right to control, assert and waive the attorney-client privilege with respect to any attorney-client communications made at any time prior to the Closing between or among the Company, Seller Representative and either of the Sellers and the law firms of Kelley Drye & Warren LLP, Locke Lord LLP, DLA Piper US LLP, or ByrneWallace relating to this Agreement and the transactions contemplated hereby or any attorney work-product documentation prepared by such law firms relating to this Agreement and the transactions contemplated hereby (collectively, the “Privileged Property”).  Immediately prior to the Closing, all Privileged Property in the possession of any Target Company, the Seller Representative or either of the Sellers shall become the exclusive property of the Seller Representative, as representative of the Sellers, notwithstanding that some of the Privileged Property may inadvertently have come or come into the possession of the Purchaser or any of its representatives or remain in the possession of a Target Company.  In the event that a dispute arises between the Purchaser, the Company and a third party other than the Sellers, the Purchaser or any Target Company shall assert the attorney-client privilege in order to prevent disclosure of Privileged Property to such third party; provided, however, that such privilege may be waived only with the prior written consent of the Seller Representative, not to be unreasonably withheld, conditioned or delayed.

(b)           Nothing in this Agreement shall be deemed to be a waiver of any applicable attorney-client privilege.  Each party understands and agrees that notwithstanding the reasonable efforts of the parties to prevent the disclosure of Privileged Property, the consummation of the transactions contemplated in this Agreement may result in the inadvertent disclosure of Privileged Property and that any such disclosure shall not prejudice or otherwise constitute a waiver of any claim of privilege with respect to any of the Privileged Property.

Section 10.17       Retention of Advisors.  In any dispute or proceeding arising under or in connection with this Agreement following the Closing, Seller Representative and the Sellers shall have the right, at their election, to retain the law firms of Kelley Drye & Warren LLP, Locke Lord LLP, DLA Piper US LLP, and/or ByrneWallace to represent them in such matter, even if such representation shall be adverse to Purchaser and/or the Target Companies.  Purchaser and the Target Companies, for themselves and for their respective Affiliates, successors and assigns, hereby irrevocably consent to any such representation in any such matter.  Purchaser and the Target Companies, for themselves and for their respective Affiliates, successors and assigns, hereby irrevocably waive any actual or potential conflict arising from any such representation in the event of: (1) any adversity between the interests of the Sellers on the one hand and Purchaser and the Target Companies on the other hand, in any such matter; (2) any communication between Kelley Drye & Warren LLP, Locke Lord LLP, DLA Piper US LLP, and/or ByrneWallace and any Target Company, its Affiliates or employees, whether privileged or not, or any other information known to such counsel, by reason of such counsel’s representation of any of the Target Companies prior to Closing.

Section 10.18       Interpretation.  The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction shall be applied against any party based on any claim that such party or counsel to such party drafted this Agreement.  Unless otherwise expressly specified in this Agreement:

(a)           the words “hereof”, “hereby”, “herein” and “hereunder,” and correlative words, refer to this Agreement as a whole and not any particular provision;

(b)           the words “include”, “includes” and “including”, and correlative words, are deemed to be followed by the phrase “without limitation”;

(c)           the word “or” is not exclusive and is deemed to have the meaning “and/or”;

(d)           references in this Agreement to a “party” means the Purchaser, the Company, Seller Representative or either of the Sellers and to the “parties” means the Purchaser, the Company, Seller Representative and the Sellers;

(e)           the masculine, feminine or neuter form of a word includes the other forms of such word and the singular form of a word includes the plural form of such word;

(f)            references to a Person shall include the successors and assigns thereof;

(g)           references made in this Agreement to an Article, Section, Schedule or Exhibit mean an Article or Section of, or a Schedule or Exhibit to, this Agreement;

(h)           references to any Contract are to that Contract as amended and modified from time to time in accordance with the terms thereof;

(i) all references to payments in this Agreement shall be payments in, and all references to “$” shall be deemed to refer to, United States dollars;

(j)            all references to materials, including any report, record, file or other document, shall, in each case, include any form or medium of such materials (including electronic form); and

(k)           any capitalized term used but not defined in a Schedule or Exhibit to this Agreement shall have the meaning set forth in this Agreement.

[remainder of this page intentionally left blank; signature pages follow]

IN WITNESS WHEREOF, the parties have entered into Agreement as of the date written above.

THE PURCHASER:

GTT COMMUNICATIONS, INC.

By:	/S/
Name: Chris McKee
Title: General Counsel and Secretary

THE COMPANY:

HIBERNIA NGS LIMITED

By:	/S/
Name: Bjarni K. Thorvardarson
Title: Director and Chief Executive Officer

THE SELLERS:

COLUMBIA VENTURES CORPORATION

By:	/S/
Name: Kenneth D. Peterson, Jr.
Title: Chief Executive Officer

MUROSA DEVELOPMENT S.A.R.L.

By:	/S/
Name: Tom Wasserman
Title: Authorized Signatory

SELLER REPRESENTATIVE:

MUROSA DEVELOPMENT S.A.R.L.

By:	/S/
Name: Tom Wasserman
Title: Authorized Signatory